UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's

Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

First Quarter 2024 Report of UBS Group

AG, which appears immediately following
this page.

UBS

Group
First quarter

2024 report

Corporate calendar UBS Group AG
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at
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
7
Group performance
2.
UBS business divisions

and Group Items
18
Global Wealth Management
21
Personal & Corporate Banking
24
Asset Management
26
Investment Bank
28
Non-core and Legacy
30
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
32
Risk management and control
38
Capital management
48
Liquidity and funding management
49
Balance sheet and off-balance sheet
52
Share information and earnings per share
4.
Consolidated
financial statements
54
UBS Group AG interim consolidated
financial statements (unaudited)
5.
Significant regulated subsidiary and
sub-group information
93
Financial and regulatory key figures for
our significant regulated subsidiaries and
sub-groups
Appendix
96
Alternative performance measures
101
Abbreviations frequently used in
our financial reports
103
Information sources
104
Cautionary statement

UBS Group first quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG, and other small former Credit

Suisse Group entities
now directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”

Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“Capital Release Unit (Credit Suisse)”
The Capital Release Unit division of Credit Suisse

AG and its
consolidated subsidiaries

“Corporate Center (Credit Suisse)”
The Corporate Center division of Credit Suisse AG

and its
consolidated subsidiaries

“Investment Bank (Credit Suisse)”
The Investment Bank division of Credit Suisse AG and

its
consolidated subsidiaries

“Swiss Bank (Credit Suisse)”
The Swiss Bank division of Credit Suisse AG and

its consolidated
subsidiaries

“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows.
Profit

and

loss

information

for

the

first

quarter

of

2024

and

the

fourth

quarter

of

2023

is

presented

on

a
consolidated basis, each

including Credit

Suisse data

for three

months. Information for

the first

quarter of

2023
includes pre-acquisition UBS data only.

Balance

sheet

information

as

at

31 March

2024

and

31 December

2023

includes

UBS

and

Credit

Suisse
consolidated information, prior balance sheet

dates reflect pre-acquisition UBS information

only.

UBS Group first quarter 2024 report

Our key figures
As of or for the quarter ended
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
Group results
Total revenues

12,739

10,855

8,744
Credit loss expense / (release)

106

136

38
Operating expenses

10,257

11,470

7,210
Operating profit / (loss) before tax

2,376

(751)

1,495
Net profit / (loss) attributable to shareholders

1,755

(279)

1,029
Diluted earnings per share (USD)
2

0.52

(0.09)

0.32
Profitability and growth
3,4,5
Return on equity (%)

8.2

(1.3)

7.2
Return on tangible equity (%)

9.0

(1.4)

8.1
Underlying return on tangible equity (%)
6

9.6

4.8

8.7
Return on common equity tier 1 capital (%)

9.0

(1.4)

9.1
Underlying return on common equity tier 1 capital (%)
6

9.6

4.7

9.8
Return on leverage ratio denominator, gross (%)

3.1

2.6

3.4
Cost / income ratio (%)

80.5

105.7

82.5
Underlying cost / income ratio (%)
6

77.2

93.0

81.7
Effective tax rate (%)

25.8
n.m.
7

30.7
Net profit growth (%)

70.6
n.m.

(51.8)
Resources
3
Total assets

1,607,120

1,717,246

1,053,134
Equity attributable to shareholders

85,260

86,108

56,754
Common equity tier 1 capital
8

78,147

78,485

44,590
Risk-weighted assets
8

526,437

546,505

321,660
Common equity tier 1 capital ratio (%)
8

14.8

14.4

13.9
Going concern capital ratio (%)
8

17.8

16.9

17.9
Total loss-absorbing capacity ratio (%)
8

37.5

36.5

34.3
Leverage ratio denominator
8

1,599,646

1,695,403

1,014,446
Common equity tier 1 leverage ratio (%)
8

4.9

4.6

4.4
Liquidity coverage ratio (%)
9

220.2

215.7

161.9
Net stable funding ratio (%)

126.4

124.7

117.7
Other
Invested assets (USD bn)
4,10,11

5,848

5,714

4,184
Personnel (full-time equivalents)

111,549

112,842

73,814
Market capitalization
2,12

106,440

107,355

74,276
Total book value per share (USD)
2

26.59

26.83

18.59
Tangible book value per share (USD)
2

24.29

24.49

16.54
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the

acquisition of the Credit Suisse Group”

in the “Consolidated financial statements” section

of the UBS Group Annual

Report
2023, available under “Annual reporting” at ubs.com/investors, for more information.

2 Refer to the “Share information and earnings per share”

section of this report for more information.

3 Refer to the “Targets,
capital guidance and ambitions” section of

the UBS Group Annual Report 2023, available

under “Annual reporting” at ubs.com/investors, for more information about our performance targets.

4 Refer to “Alternative
performance measures” in the appendix

to this report for

the definition and calculation method.

5 Profit or loss information for

each of the first quarter

of 2024 and the

fourth quarter of 2023

is presented on a
consolidated basis, including for each quarter Credit Suisse data for three months and for the purpose of the calculation of return measures has been annualized multiplying such by four.

Profit or loss information for
the first quarter of

2023 includes pre-acquisition UBS data

for three months and for

the purpose of the

calculation of return measures has

been annualized multiplying such

by four.

6 Refer to the “Group

performance”
section of this report for more information about underlying results.

7 The effective tax rate for the

fourth quarter of 2023 is not a meaningful measure,

due to the distortive effect of current unbenefited tax losses at the former Credit Suisse entities.

8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.

9 The disclosed
ratios represent quarterly averages for the quarters presented and are calculated based on an average of 61 data points in the first quarter of 2024, 63 data points in the fourth quarter of 2023 and 64 data points in
the first quarter

of 2023. Refer

to the “Liquidity

and funding management”

section of this

report for more

information.

10 Consists of invested

assets for Global

Wealth Management,

Asset Management and
Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023, available under “Annual reporting”
at ubs.com/investors,

for more information.

11 Starting with the second

quarter of 2023,

invested assets include invested

assets from associates

in the Asset

Management business division,

to better reflect

the
business strategy. Comparative figures

have been restated to reflect this change.

12 In the second quarter of 2023, the calculation of

market capitalization was amended to reflect total

shares issued multiplied by
the share price at the end of the period. The calculation was previously based on total shares outstanding multiplied by the share price at the end of the period. Market capitalization was increased by USD 10.0bn as of 31 March 2023 as a result.

UBS Group first quarter 2024 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Integration of Credit Suisse
In the first quarter of 2024, we made

substantial progress related to the

integration of Credit Suisse. We expect

to
complete the merger of UBS AG and Credit Suisse AG on 31 May 2024, following operational testing and subject to remaining regulatory approvals. The transition to a single US intermediate holding company is also planned for the second quarter

of 2024 and

the merger of Credit

Suisse (Schweiz) AG

and UBS Switzerland AG

continues to
be planned for the third quarter of

2024. Completing the mergers of our significant legal

entities is a critical step
in enabling us

to unlock the

next phase of

the cost, capital,

funding and tax

benefits we expect

to realize in

the
second half of 2024 and by the end of 2025

and into 2026. These mergers will also facilitate

Credit Suisse Wealth
Management client migrations to UBS infrastructure across

our businesses, which we expect to

commence in the
second half of 2024.

We have achieved USD 5bn of exit rate gross cost savings, compared with the 2022 combined cost base of Credit
Suisse and UBS,

out of the

USD 13bn of exit

rate gross cost

savings that we

aim to achieve

by the end

of 2026.
Cost savings are likely to decrease

from the per quarter rate

of around USD 1bn and we aim

to achieve USD 1.5bn
of additional exit rate gross cost savings in the

remainder of 2024.
During the first

quarter of 2024,

Non-core and Legacy

continued to exit

positions and

reduced risk-weighted

assets
by USD 16bn

and the

leverage ratio

denominator by

USD 49bn. UBS

and entities

associated with

Apollo Global
Management

(Apollo)

and

Atlas

SP

Partners

(Atlas)

entered

into

agreements

to

conclude

an

investment
management agreement and

a transition

services agreement

with Atlas

SP. As

part of

these agreements,

Apollo
has also

purchased USD 8bn

of senior

secured financing

facilities. We

recognized a

net gain

of USD 272m

from
these

transactions.

Credit

Suisse

AG

recognized

a

net

loss

of

USD 0.9bn.

The

difference

primarily

reflects
adjustments that UBS Group

made under IFRS Accounting

Standards as part of

the purchase price allocation

at the
closing of the acquisition of the Credit Suisse

Group.

On 6 May

2024, Credit

Suisse (Schweiz)

AG repaid

further funding

drawn under

the Emergency

Liquidity Assistance
(ELA) facility, reducing

the amount of

funding outstanding under

the ELA

from CHF

19bn to CHF

9bn as of

that
date. The remaining CHF 9bn are expected

to be repaid in the coming months.
Regulatory and legal developments
Swiss Federal Council releases its report on systemically

important banks
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of
systemically important banks.

The report

includes a

comprehensive review

of the

acquisition of the

Credit Suisse
Group

and

concludes

that

the

existing

Swiss

too-big-to-fail

(TBTF)

regime

must

be

further

developed

and
strengthened. The

Swiss Federal

Council proposes

to introduce

a broad

package of

measures, focused

on three
areas: strengthening prevention, strengthening liquidity and expanding the crisis toolkit.

Preventive measures include

proposals to strengthen

the capital base,

to improve resolvability

and tighten capital
requirements

for

global

systemically

important

banks

(G-SIBs),

including

the

introduction

of

forward-looking
elements for institution-specific Pillar 2 capital surcharges and increased capital adequacy requirements for foreign
participations.

The Swiss Federal

Council also recommended

preventive measures related

to corporate governance,
such as a senior management regime and stricter regulations

regarding bonuses. To strengthen liquidity, the Swiss
Federal Council intends to significantly expand the potential for the

Swiss National Bank to provide more liquidity
in a

crisis. Furthermore,

the Swiss

Federal Council

reiterated its

support for

the introduction

of a

public liquidity
backstop. To expand

the crisis toolkit,

the Swiss Federal

Council proposed measures

that aim to minimize

legal risks
associated with the execution of resolution

measures.

UBS Group first quarter 2024 report |
UBS Group | Recent developments

In the first half

of 2025, the Swiss

Federal Council is expected

to present two packages

to implement the

proposed
measures:

one

with

changes

at

the

ordinance

level,

which

can

be

adopted

by

the

Swiss

Federal

Council,

and
another,

which

will

be

submitted

to

the

Parliament,

with

proposed

legislative

amendments.

The

Swiss

Federal
Council has

stated that

when drafting

these two

packages it

will take

into account

the findings

of the

Parliamentary
Investigation Committee concerning

the role of the Swiss authorities

in the rescue of the Credit Suisse

Group. Due
to the broad range of possible outcomes, the impact of the proposals on UBS can be fully assessed only when the implementation details become clearer.

FINMA publishes ordinances with implementing

provisions for the revised Swiss Capital Adequacy

Ordinance
In

March

2024,

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

published

five

new

ordinances

to
implement

the

final

Basel III

standards

in

Switzerland,

replacing

various

existing

FINMA

circulars,

including
ordinances on operational

risks and market

risks. The ordinances

contain the implementing

provisions for the

Swiss
Federal

Council’s

revised

Capital

Adequacy

Ordinance

for

banks

(the

CAO)

and

they

will

enter

into

force

on
1 January 2025.
Shortening the securities settlement cycle to

T+1
In the US,

a shortened

T+1 settlement cycle

will apply to

securities transactions

beginning on

28 May 2024. In

April
2024, the UK

Accelerated Settlement Taskforce

issued a report

proposing a phased

approach to the

adoption of
T+1 settlement

and the

establishing of a

technical working

group to review

the operational

and behavioral

changes
required for a T+1 settlement cycle.

Recommendations for changes

are planned to be made by

the end of 2025 to
enable

the

market

to

prepare,

with

the

move

to

T+1

expected

to

take

place before

the

end

of

2027.

The

UK
government has accepted the recommendations and confirmed it will work with the

EU and Switzerland to see if
similar timeframes will be pursued and,

therefore,

if alignment is possible.

New Retirement Security Rule adopted for

US retirement and pension accounts
In April 2024,

the US

Department of

Labor (the

DOL) adopted

a new Retirement

Security Rule,

related amendments
to existing

rules governing

transactions between

covered plans

and parties

in interest,

and amendments

to the
“qualified professional asset manager” transaction exemption. The

Retirement Security Rule expands the scope of
transactions

subject

to

requirements

of

the

Employment

Retirement

Income

Security

Act

by

expanding

the
relationships

and

advice

that

create

a

fiduciary

relationship

between

an

investment

professional

and

a

plan

or
beneficiary, particularly in relation to

individual retirement accounts

(IRAs). The amendments

to existing transaction
exemptions generally

limit or

prohibit the

use of

those exemptions

for transactions

involving IRAs,

with the

intention
of

requiring

transactions

involving

IRAs

to

rely

upon

an

exemption

(PTE

2020-2)

imposing

specific

impartiality,
conflict-of-interest and compliance requirements. Global Wealth Management US treats established IRA accounts
as fiduciary

relationships in

accordance with

PTE 2020-2.

We are assessing

the effect

of the

changes on

our business
with IRA accounts.

In connection with the

adoption of the

Retirement Security Rule,

the DOL also amended

PTE 2020-2 to expand

the
scope of

affiliated persons

for which

a criminal

conviction or

determinations of

misconduct disqualify

an investment
professional from using the exemption and to add a

one-year transition period for a newly disqualified investment professional

to

transition

the

related

business.

The

amendments

to

the

qualified

professional

asset

manager
exemption also expand the scope of

events that may trigger disqualification and add

a similar one-year transition
provision. In each case, the DOL retains the

ability to grant an individual exemption

from the disqualification.
The Swiss National Bank will raise the minimum

reserve requirement for banks
In April 2024, the Swiss National Bank

(the SNB) announced that it will raise

the minimum reserve requirement for
domestic banks from 2.5%

to 4%, and it

will therefore amend the

National Bank Ordinance as

of 1 July 2024.

The
SNB further announced

that liabilities arising

from cancelable customer

deposits (excluding

tied pension provisions)
will be included in

full in the

calculation of the

minimum reserve requirement, as

is the case with

the other relevant
liabilities.

This

revokes

the

previous

exception

under

which

only

20%

of

these

liabilities

counted

toward

the
calculation. Based

on preliminary

internal assessments, UBS

expects a

negative impact

of USD 70m

to USD 80m
per annum on net interest income to result from these changes.

UBS Group first quarter 2024 report |
UBS Group | Recent developments

Other developments
Capital returns
On 24 April

2024, the

shareholders approved a

dividend of

USD 0.70 per

share at

the Annual

General Meeting.
The dividend was paid on 3 May 2024 to shareholders

of record on 2 May 2024.
Our 2022

share repurchase program

was concluded on

28 March 2024.

A total

of 298,537,950

UBS Group

AG
shares were acquired under that program, at an aggregate

purchase price of CHF 5,010m, of which CHF 1,202m
were acquired in 2023

prior to the announcement

of the acquisition of

the Credit Suisse

Group.

On 12 April 2023,
the Swiss

Takeover Board

approved the

use of

up to

178,031,942 shares

repurchased under

the 2022

program,
and originally intended for cancellation, for

the acquisition of the Credit Suisse Group.
On 3 April 2024, we

launched a new

2024 share repurchase

program of up

to USD 2bn over two

years. We expect
to execute up

to USD 1bn of

repurchases in 2024,

commencing after the

completion of the

merger of UBS AG

and
Credit Suisse AG.
›
Refer to the “Share information and earnings per share” section of this report for more information
Credit Suisse’s wealth management business

in Japan
In April 2024, UBS and Sumitomo Mitsui Trust

Holdings, Inc. (SuMi TRUST Holdings) announced that their wealth management entity, UBS SuMi

TRUST Wealth

Management Co.,

Ltd. (UBS

SuMi), will

acquire Credit Suisse’s

wealth
management business in

Japan, including all

of Credit Suisse’s client

advisors and the

assets they manage

in Japan.
Following completion, UBS

and SuMi TRUST Holdings

will rebalance their investments

in UBS SuMi to maintain

the
current ownership structure (UBS

51% / SuMi TRUST Holdings 49%).

UBS will continue to consolidate the

entity.
The transaction is expected to close in the fourth quarter

of 2024 and is not expected to have a material effect on
the common equity tier 1 capital of the Group.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Group performance

Income statement
For the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Net interest income

1,940

2,095

1,388

(7)

40
Other net income from financial instruments measured

at fair value through profit or loss

4,182

3,158

2,681

32

56
Net fee and commission income

6,492

5,780

4,606

12

41
Other income

124

(179)

69

79
Total revenues

12,739

10,855

8,744

17

46
Credit loss expense / (release)

106

136

38

(22)

177
Personnel expenses

6,949

7,061

4,620

(2)

50
General and administrative expenses

2,413

2,999

2,065

(20)

17
Depreciation, amortization and impairment of non-financial

assets

895

1,409

525

(37)

70
Operating expenses

10,257

11,470

7,210

(11)

42
Operating profit / (loss) before tax

2,376

(751)

1,495

59
Tax expense / (benefit)

612

(473)

459

33
Net profit / (loss)

1,764

(278)

1,037

70
Net profit / (loss) attributable to non-controlling interests

9

1

8

7
Net profit / (loss) attributable to shareholders

1,755

(279)

1,029

71
Comprehensive income
Total comprehensive income

(245)

2,695

1,833
Total comprehensive income attributable to non-controlling interests

(5)

18

13
Total comprehensive income attributable to shareholders

(240)

2,677

1,820

UBS Group first quarter 2024 report |
UBS Group | Group performance

Selected financial information of our business divisions and Group Items
For the quarter ended 31.3.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,143

2,423

776

2,751

1,001

(355)

12,739
of which: PPA effects and other integration items
1

234

256

293

(4)

779
Total revenues (underlying)

5,909

2,166

776

2,458

1,001

(351)

11,960
Credit loss expense / (release)

(3)

44

0

32

36

(2)

106
Operating expenses as reported

5,044

1,404

665

2,164

1,011

(33)

10,257
of which: integration-related expenses and PPA effects
2

404

160

71

143

242

1

1,021
Operating expenses (underlying)

4,640

1,245

594

2,022

769

(34)

9,236
Operating profit / (loss) before tax as reported

1,102

975

111

555

(46)

(320)

2,376
Operating profit / (loss) before tax (underlying)

1,272

878

182

404

197

(315)

2,617
For the quarter ended 31.12.23
3
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

5,554

2,083

825

2,141

145

107

10,855
of which: PPA effects and other integration items
1

349

306

277

12

944
of which: losses related to investment in SIX Group

(190)

(317)

(508)
Total revenues (underlying)

5,395

2,094

825

1,864

145

95

10,419
Credit loss expense / (release)

(8)

85

(1)

48

15

(2)

136
Operating expenses as reported

5,282

1,398

704

2,283

1,787

16

11,470
of which: integration-related expenses and PPA effects
2

502

187

64

167

750

109

1,780
of which: acquisition-related costs

(1)

(1)
Operating expenses (underlying)

4,780

1,210

639

2,116

1,037

(92)

9,690
Operating profit / (loss) before tax as reported

280

601

122

(190)

(1,657)

93

(751)
Operating profit / (loss) before tax (underlying)

624

800

186

(300)

(907)

189

592
For the quarter ended 31.3.23
4
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

4,788

1,277

503

2,365

23

(211)

8,744
Total revenues (underlying)

4,788

1,277

503

2,365

23

(211)

8,744
Credit loss expense / (release)

15

16

0

7

0

0

38
Operating expenses as reported

3,561

663

408

1,866

699

14

7,210
of which: acquisition-related costs

70

70
Operating expenses (underlying)

3,561

663

408

1,866

699

(57)

7,140
Operating profit / (loss) before tax as reported

1,212

598

95

492

(676)

(225)

1,495
Operating profit / (loss) before tax (underlying)

1,212

598

95

492

(676)

(155)

1,566
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items

directly related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

3 Comparative-period information has been restated for
changes in business

division perimeters,

Group Treasury

allocations and Non-core

and Legacy cost

allocations. Refer

to “Changes to

segment reporting in

2024” in the

“UBS business divisions

and Group Items”
section below and “Note

3 Segment reporting” in

the “Consolidated financial statements”

section of this report

for more information.

4 Comparative-period information has

been restated for changes

in Group
Treasury allocations.

Refer to “Changes to segment

reporting in 2024” in the

“UBS business divisions and Group

Items” section below and “Note

3 Segment reporting” in the “Consolidated

financial statements”
section of this report for more information.
Integration-related expenses, by business division and Group Items
For the quarter ended
USD m 31.3.24 31.12.23
Global Wealth Management

432

500
Personal & Corporate Banking

140

161
Asset Management

71

64
Investment Bank

143

167
Non-core and Legacy

242

750
Group Items

1

109
Total integration-related expenses

1,029

1,751
of which: total revenues

37

0
of which: operating expenses

992

1,751
of which: personnel expenses

555

794
of which: general and administrative expenses

355

455
of which: depreciation, amortization and impairment of non-financial assets

82

503

UBS Group first quarter 2024 report |
UBS Group | Group performance

Introduction to underlying results
In addition to

reporting our

results in accordance

with IFRS

Accounting Standards,

we report underlying

results that
exclude items of profit or loss that management believes

are not representative of the underlying performance.
In

the

first

quarter

of

2024,

underlying

revenues

exclude

purchase

price

allocation

(PPA)

effects

and

other
integration items. PPA

effects mainly consist

of PPA

adjustments on financial

instruments measured at

amortized
cost, including

off-balance sheet

positions, arising

from the

acquisition of

the Credit

Suisse Group.

Accretion of

PPA
adjustments on financial

instruments is accelerated

when the related

financial instrument is

derecognized before
its contractual maturity.

No adjustment is

made for accretion

of PPA

adjustments on financial

instruments within
the Non-core and Legacy business division,

due to the nature of

its business model. In 2023, underlying revenues
also exclude losses relating to our investment

in SIX Group.
Underlying expenses exclude

integration-related expenses that

are temporary, incremental

and directly

related to
the integration of

Credit Suisse into UBS,

including costs of

internal staff and contractors

substantially dedicated to
integration activities, retention

awards, redundancy costs,

incremental expenses from

the shortening of useful

lives
of property,

equipment and

software, and

impairment charges

relating to these

assets. Classification

as integration-
related expenses does

not affect the

timing of recognition

and measurement

of those expenses

or the presentation
thereof

in

the

income

statement. Integration-related

expenses

incurred

by

Credit

Suisse

also

included

expenses
associated with restructuring

programs that existed prior to the acquisition.
Results: 1Q24 vs 1Q23
Reported operating

profit before

tax increased

by USD 881m,

or 59%,

to USD 2,376m, reflecting

an increase

in
total revenues, partly offset

by higher operating expenses

and net credit loss expenses.

Total revenues increased by
USD 3,995m, or

46%, to

USD 12,739m, largely

due to

the consolidation

of Credit

Suisse revenues

of USD 3,829m,
and included accretion

impacts resulting from

PPA adjustments on financial

instruments and other PPA

effects of
USD 815m. This increase was mainly driven

by a USD 2,054m increase in total

combined net interest income and
other

net

income

from

financial

instruments

measured

at

fair

value

through

profit

or

loss

and

a

USD 1,886m
increase

in

net

fee

and

commission

income.

Other

income

also

increased

by

USD 55m.

Operating

expenses
increased by USD 3,047m, or

42%, to USD 10,257m, largely due

to the consolidation of Credit

Suisse expenses of
USD 2,903m,

and

included

integration-related

expenses

of

USD 992m.

This

increase

was

mainly

driven

by

a
USD 2,329m increase

in

personnel expenses.

Depreciation, amortization

and impairment

of non-financial

assets
also increased

by USD 370m,

and general

and administrative

expenses increased

by USD 348m,

with those

increases
partly

offset by

the prior-year

quarter including

a

USD 665m increase

in provisions

related to

the US

residential
mortgage-backed securities (RMBS) litigation matter.

Underlying results 1Q24 vs 1Q23
For the purpose of determining underlying results for the

first quarter of 2024, we excluded PPA effects and other
integration

items

of

USD 779m

from

total

revenues

and

integration-related

expenses

and

PPA

effects

of
USD 1,021m from operating expenses.

On

an

underlying

basis,

profit

before

tax

increased

by

USD 1,051m,

or

67%,

to

USD 2,617m,

reflecting

a
USD 3,216m increase in underlying total revenues,

partly offset by a USD 2,096m increase in

underlying operating
expenses and

net credit loss

expenses

of USD 106m, compared

with net

credit loss

expenses

of USD 38m in

the
first quarter of 2023.
Total revenues: 1Q24 vs 1Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or

loss increased

by USD 2,054m

to USD 6,123m,

mainly driven

by the

consolidation

of USD 2,965m

of Credit
Suisse

revenues,

and

included

USD 517m

of

accretion

impacts

resulting

from

PPA

adjustments

on

financial
instruments and other PPA effects.

Personal & Corporate Banking increased

by USD 871m to USD 1,704m,

largely attributable to the consolidation

of
USD 814m

of

Credit

Suisse

revenues,

and

included

USD 240m

of

accretion

of

PPA

adjustments

on

financial
instruments and other PPA effects. The remaining increase was mainly driven by higher deposit margins, resulting
from higher interest rates, partly

offset by shifts to lower-margin

deposit products.

Excluding the aforementioned
accretion effects, underlying net interest

income was USD 1,268m.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Global Wealth Management increased

by USD 555m to

USD 2,354m, largely attributable to

the consolidation of
USD 798m

of

Credit

Suisse

revenues,

and

included

USD 257m

of

accretion

of

PPA

adjustments

on

financial
instruments and other

PPA effects. The

remaining variance

was attributable

to lower deposit

margins, including

the
effects

of

shifts

to

lower-margin

products,

partly

offset

by

higher

rates

and

deposit

volumes.

Excluding

the
aforementioned accretion effects, underlying net

interest income was USD 1,615m.
Non-core and Legacy

increased by USD 890m

to USD 908m, which

included net gains from

position exits, along with
net interest income

from securitized products

and credit products.

Revenues also included

a net gain

of USD 272m
from the conclusion of agreements with

Apollo relating to the former Credit

Suisse securitized products group.
Group Items was negative USD 406m, compared with negative USD 252m in the prior-year quarter, including the
consolidation of USD 124m

losses from Credit Suisse.

The remaining variance was

attributable to the net

effects of
Group hedging and own debt,

including hedge accounting ineffectiveness, within Group

Treasury and an increase
in funding costs

related to deferred

tax. The results

across the

periods were driven

by mark-to-market effects

on
portfolio-level economic hedges due to higher

interest rates and cross-currency-basis widening.

The Investment Bank decreased by USD 114m to USD 1,562m. This result included the consolidation of USD 22m of Credit

Suisse revenues

and USD 17m

of accretion of

PPA adjustments

on financial

instruments and

other PPA
effects. The decrease was mainly attributable to lower revenues in Derivatives & Solutions, mostly driven by Rates, due to

lower levels

of both

volatility and

client activity.

This was

partly offset

by

an increase

in Global

Banking,
mainly from higher revenues in Leveraged

Capital Markets.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
›
Refer to “Integration of Credit Suisse” in the “Recent developments” section and “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the conclusion of agreements with Apollo
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from
USD m 31.3.24 31.12.23
1
31.3.23
1
4Q23 1Q23
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

355

597

962

(41)

(63)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,585

1,498

425

6

273
Other net income from financial instruments measured

at fair value through profit or loss

4,182

3,158

2,681

32

56
Total

6,123

5,253

4,069

17

50
Global Wealth Management

2,354

2,268

1,799

4

31
of which: net interest income

1,873

1,871

1,487

0

26
of which: transaction-based income from foreign exchange and other intermediary activity
2

482

397

312

21

54
Personal & Corporate Banking

1,704

1,704

833

0

105
of which: net interest income

1,508

1,510

704

0

114
of which: transaction-based income from foreign exchange and other intermediary activity
2

196

194

129

1

52
Asset Management

(1)

10

(5)

(84)
Investment Bank

1,562

982

1,676

59

(7)
Non-core and Legacy

908

(25)

18
Group Items

(406)

315

(252)

61
1 Comparative-period information

has been restated

for changes in

business division perimeters,

Group Treasury

allocations and Non-core

and Legacy cost

allocations. Refer

to “Changes to

segment reporting in
2024” in the “UBS

business divisions and Group

Items” section below and

“Note 3 Segment reporting”

in the “Consolidated financial

statements” section of this

report for more information.

2 Mainly includes
spread-related income in

connection with client-driven

transactions, foreign

currency translation effects

and income and

expenses from precious

metals, which

are included in

the income statement

line Other net
income from financial instruments measured at fair value

through profit or loss. The

amounts reported on this line are one component

of Transaction-based income in

the management discussion and analysis in the
“Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income

increased by USD 1,886m to USD 6,492m, and included

USD 306m of accretion
of PPA adjustments

on financial

instruments and

other PPA effects,

which was

included in

other fee

and commission
income, mainly in the Investment Bank.
Fees for portfolio management

and related services

increased by USD 841m

to USD 3,051m, largely

attributable to
the consolidation of USD 596m

of Credit Suisse revenues, as well as positive

market performance.
Excluding the consolidation of

USD 108m of Credit

Suisse revenues, net brokerage

fees increased by

USD 125m,
reflecting an increase in Cash Equities across all regions in Execution Services in the Investment Bank, as well as in
Global

Wealth Management,

due

to higher

levels

of client

activity, particularly

in

the Americas

and

Asia Pacific
regions.

›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

UBS Group first quarter 2024 report |
UBS Group | Group performance

Other income
Other income was USD 124m, compared with USD 69m in the prior-year quarter.

The increase was largely due to
a

USD 48m increase

in share

of net

profits

of associates

and joint

ventures,

mainly due

to the

consolidation of
USD 42m of Credit Suisse revenues.
›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 1Q24 vs

1Q23
Total net credit loss expenses in the first quarter of 2024 were USD 106m, compared with net credit loss expenses of USD 38m in

the prior-year quarter, reflecting net

releases of USD 45m related

to performing positions and

net
expenses of USD 151m on credit-impaired positions.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.3.24
Global Wealth Management

(12)

7

2

(3)
Personal & Corporate Banking

(13)

64

(7)

44
Asset Management

0

0

0

0
Investment Bank

7

26

(1)

32
Non-core and Legacy

(26)

37

25

36
Group Items

(2)

0

0

(2)
Total

(45)

133

18

106
For the quarter ended 31.12.23
1
Global Wealth Management

(12)

3

0

(8)
Personal & Corporate Banking

(14)

95

4

85
Asset Management

0

0

0

(1)
Investment Bank

(13)

60

1

48
Non-core and Legacy

(1)

25

(9)

15
Group Items

(2)

0

0

(2)
Total

(43)

183

(4)

136
For the quarter ended 31.3.23
Global Wealth Management

15

0

15
Personal & Corporate Banking

15

0

16
Asset Management

0

0

0
Investment Bank

(5)

12

7
Non-core and Legacy

0

0

0
Group Items

0

0

0
Total

26

12

38
1

Comparative-period information has been restated for changes in business division perimeters. Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section and “Note
3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.
Operating expenses: 1Q24 vs 1Q23
Operating expenses
For the quarter ended % change from
USD m 31.3.24 31.12.23 31.3.23 4Q23 1Q23
Personnel expenses

6,949

7,061

4,620

(2)

50
of which: salaries and variable compensation

5,863

5,728

3,885

2

51
of which: variable compensation – financial advisors
1

1,267

1,176

1,111

8

14
General and administrative expenses

2,413

2,999

2,065

(20)

17
of which: net expenses for litigation, regulatory and similar matters

(5)

8

721
of which: other general and administrative expenses

2,418

2,992

1,345

(19)

80
Depreciation, amortization and impairment of non-financial

assets

895

1,409

525

(37)

70
Total operating expenses

10,257

11,470

7,210

(11)

42
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Personnel expenses
Personnel expenses

increased by

USD 2,329m to

USD 6,949m, mainly

due to

the consolidation

of Credit

Suisse
expenses of

USD 2,015m, and

included

integration-related expenses

of

USD 555m covering

awards

granted to
employees

to

support

retention

and

operational

stability

and

severance

expenses.

Salaries

and

variable
compensation

increased

by

USD 1,978m,

due

to

the

aforementioned

effects

and

also

due

to

higher

variable
compensation, including

an increase in financial

advisor compensation,

reflecting higher compensable

revenues, as
well as salary adjustments,

and foreign currency effects.
›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative expenses increased

by USD 348m to USD 2,413m, largely

due to the consolidation of
Credit Suisse expenses of USD 587m, and

included total integration-related expenses

of USD 355m, mainly due to
USD 278m of consulting and outsourcing costs. Excluding the aforementioned effects, general and administrative expenses decreased, largely due

to the prior-year quarter including an expense

for provisions

of USD 665m related
to

the

US

RMBS

litigation

matter

and

USD 43m

bank

levy

expenses,

partly

offset

by

a

USD 64m

increase

in
technology costs in the first quarter of 2024.

We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated

for the foreseeable future, and we continue

to be exposed to a
number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and impairment

of non-financial assets

increased by USD 370m

to USD 895m, largely
due to the consolidation of

Credit Suisse expenses of

USD 301m, and included total integration-related

expenses
of USD 82m,

mainly attributable

to accelerated

depreciation of

right-of-use assets

associated with

real estate

leases.

Tax: 1Q24 vs 1Q23
The Group had a net income tax expense of USD 612m in

the first quarter of 2024, compared with USD 459m in
the prior-year quarter.

The net current

tax expense

was USD 468m, compared

with USD 487m, and

primarily related to

the taxable profits
of UBS Switzerland AG and other entities.

There was a

net deferred tax

expense of USD 144m,

compared with

a benefit of

USD 28m in the

prior-year quarter,
with

such

expense

primarily

relating

to

the

amortization

of

deferred

tax

assets

(DTAs)

previously

recognized

in
relation to tax losses carried forward and

deductible temporary differences.

The Group’s effective tax rate for the quarter was

25.8%, which is higher than its structural rate of 23%, because its net profit includes operating losses

of certain entities, reflecting integration-related expenses and restructuring costs, that

did not

result in

any tax

benefits because

they cannot

be offset

with profits

of other

entities in

the Group,
and did not result

in any DTA recognition.

The Group’s tax

expense for the remaining

nine months of 2024

may be
impacted if further such operating

losses are incurred in these entities, and

the amount of that impact will

depend
on the amount of those losses. The Group’s effective tax rate is expected to decrease toward the structural rate in
subsequent years.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Total comprehensive income attributable

to shareholders
In

the

first

quarter of

2024,

total

comprehensive income

attributable to

shareholders

was

negative USD 240m,
reflecting a net profit of

USD 1,755m and other

comprehensive income (OCI),

net of tax, of

negative USD 1,994m.
Foreign currency translation OCI was negative USD 1,277m, mainly resulting from a weakening of the Swiss franc and the euro against the US dollar.
OCI

related

to

cash

flow

hedges

was

negative

USD 583m,

mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from

increases in the relevant

US dollar long-term interest

rates, partly offset by

net
losses on hedging instruments that were reclassified

from OCI to the income statement.
OCI related to own credit on financial liabilities designated at fair value was negative USD 68m, primarily due to a tightening of our own credit spreads.
Defined benefit plan OCI

was negative USD 56m,

mainly reflecting negative

pre-tax OCI in our

Swiss pension plans
of USD 92m, partly offset by

positive pre-tax OCI in our

non-Swiss plans of USD 30m, mainly

driven by US pension
plans.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
›
Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of the UBS
Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about
OCI related to defined benefit plans

Sensitivity to interest rate movements
As

of

31 March

2024,

it

is

estimated

that

a

parallel

shift

in

yield

curves

by

+100

basis

points

could

lead

to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.5bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.9bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and

euro interest rates, respectively. A parallel shift in yield curves by –100 basis
points could

lead to

a combined

decrease in

annual net

interest income

of approximately

USD 1.5bn in

the first
year after such a shift, showing similar currency

contributions as for the aforementioned increase

in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies and relative

to implied forward

rates as of 31 March

2024 applied to

our banking book.

These estimates
further assume no

change to balance

sheet size

and product

mix, stable

foreign exchange rates,

and no

specific
management action. These estimates do not

represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 1Q24 vs 1Q23
The cost / income

ratio was 80.5%, compared with

82.5%, mainly reflecting an increase

in total revenues, partly
offset by an increase in operating expenses.

On an underlying basis, the

cost / income ratio was

77.2%, compared
with 81.7%, mainly reflecting an increase in total revenues, partly offset by an increase in operating expenses.
Personnel: 1Q24 vs 4Q23
The number of internal and external personnel employed was 136,622 (workforce count) as of 31 March 2024, a net

decrease

of

1,840

compared

with

31 December

2023.

The

number

of

internal

personnel

employed

as

of
31 March 2024 was 111,549

(full-time equivalents), a net decrease

of 1,293 compared with

31 December 2023.
The number of external

staff was approximately 25,073 (workforce count)

as of 31 March 2024, a net

decrease of
approximately 546 compared with 31 December 2023.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
Net profit
Net profit / (loss) attributable to shareholders

1,755

(279)

1,029
Equity

Equity attributable to shareholders

85,260

86,108

56,754
Less: goodwill and intangible assets

7,384

7,515

6,272
Tangible equity attributable to shareholders

77,877

78,593

50,481
Less: other CET1 adjustments

(270)

107

5,891
CET1 capital

78,147

78,485

44,590
Returns
Return on equity (%)

8.2

(1.3)

7.2
Return on tangible equity (%)

9.0

(1.4)

8.1
Underlying return on tangible equity (%)

9.6

4.8

8.7
Return on CET1 capital (%)

9.0

(1.4)

9.1
Underlying return on CET1 capital (%)

9.6

4.7

9.8
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of

the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors,

for more information.
Common equity tier 1 capital: 1Q24 vs 4Q23
During the first quarter of 2024,

our common equity tier 1 (CET1)

capital decreased by USD 0.3bn to

USD 78.1bn,
mainly reflecting an

operating profit

before tax

of USD 2.4bn, more

than offset

by negative effects

from foreign
currency

translation

of

USD 1.3bn,

dividend

accruals

of

USD 0.6bn,

current

tax

expenses

of

USD 0.5bn

and
amortization of transitional CET1 PPA adjustments (interest rate and own credit) of USD 0.4bn

(net of tax).
Return on common equity tier 1 capital: 1Q24

vs 1Q23
The annualized

return on

CET1 capital

was 9.0%,

compared with

9.1%, driven

by the

impact of

an increase

in
average CET1

capital, partly

offset by

higher net

profit attributable

to shareholders.

On an

underlying basis,

the
return on CET1 capital was 9.6%, compared with 9.8%.
Risk-weighted assets: 1Q24 vs 4Q23
During the first quarter of 2024, RWA decreased by USD

20.1bn to USD 526.4bn, primarily driven

by decreases of
USD 13.1bn resulting from asset size and

other movements as well as USD 11.2bn

resulting from currency effects,
partly offset by USD 4.2bn resulting from model updates and methodology changes.
Common equity tier 1 capital ratio: 1Q24 vs 4Q23
Our CET1 capital ratio increased to 14.8% from 14.4%,

mainly reflecting the aforementioned decrease in RWA.
Leverage ratio denominator: 1Q24 vs 4Q23
The leverage ratio denominator (the LRD) decreased by USD 95.8bn to USD 1,599.6bn, driven by currency effects of USD 56.3bn and asset size and other movements

of USD 39.4bn.
Common equity tier 1 leverage ratio: 1Q24

vs 4Q23
Our CET1 leverage ratio increased to 4.9% from 4.6%, mainly

due to the aforementioned decrease in the LRD.

UBS Group first quarter 2024 report |
UBS Group | Group performance

Outlook
Although monetary easing is expected

in the Eurozone,

the US and Switzerland,

the timing and magnitude of rate
cuts by

central banks

are unclear, as inflation

remains above

their target

range.

In addition,

the ongoing

geopolitical
tensions,

combined

with

consequential

elections

in

several

major

economies,

continue

to

create

uncertainty
regarding the macroeconomic and geopolitical outlooks.
In the second quarter of 2024, we

expect a low-to-mid single-digit decline

in net interest income in Global Wealth
Management,

due to moderately

lower lending and deposit

volumes and lower

interest rates in Switzerland,

partly
offset by additional

revenues,

primarily from higher

US dollar rates,

combined with our

repricing efforts. We

expect
a mid-to-high single-digit decrease

in net interest

income in Personal

& Corporate Banking in

US dollar terms,

as
the Swiss central bank’s interest rate

cut in March 2024 takes

effect for a full quarter.

In line with our strategy

to
actively reduce assets and costs in Non-core and Legacy, we continue to expect revenues in the closing out of any positions to

approximately reflect

their current

book values.

We also

expect our

reported revenues

to include

around
USD 0.6bn of pull-to-par and other PPA accretion effects,

while we incur around USD 1.3bn of integration-related
expenses. The tax rate for

the second quarter is expected

to return to more elevated

levels, with our effective tax
rate still expected to be around 40% by the

end of 2024.
In addition to executing on our integration

plans, we will remain focused on serving

our clients, following through
on our strategy, investing in our people and remaining a pillar of economic support in the communities where we live and work.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items

UBS business divisions and
Group Items
Management report
Our businesses
We report five business divisions in

line with IFRS Accounting Standards: Global Wealth

Management, Personal &
Corporate Banking,

Asset

Management, the

Investment Bank,

and

Non-core

and

Legacy.

Non-core and

Legacy
includes positions

and businesses

not aligned

with our

strategy and

policies. Those

consist of

the assets

and liabilities
reported as part

of the

former Capital

Release Unit (Credit

Suisse) and certain

assets and liabilities

of the

former
Investment Bank

(Credit Suisse),

the former

Corporate Center

(Credit Suisse)

and other

former Credit

Suisse business
divisions.

Non-core

and

Legacy

also

includes

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy
Portfolio, previously

reported in

Group Functions

(now renamed

to Group

Items), and

smaller amounts

of assets
and liabilities

of UBS’s

business divisions

that we

have assessed

as not

strategic in

light of

the acquisition

of the
Credit Suisse Group.
Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.
Changes to segment reporting in 2024
Following

the

acquisition

of

the

Credit

Suisse

Group,

we

continue

to

refine

our

reporting

structure

and
organizational setup to align

with interests of stakeholders

and further incentivize

our business divisions to

achieve
Group-wide goals.

As previously

announced, in

the first

quarter of

2024 certain

changes

were made,

with an

impact
on reporting for

our business divisions and

Group Items (but with

no impact for the

UBS Group as

a whole). The
changes, summarized below,

improve the consistency

of our reporting

across the UBS

Group and align

our funding
and

cost allocation

methodologies with

the business

divisions

that

control and

manage

the

costs. The

changes
outlined

below

were

effective

as

of

1 January

2024

and

prior-period

information

has

been

adjusted

for
comparability.
Change in business division perimeters
We have transferred

certain businesses

from Swiss

Bank (Credit Suisse),

previously included

in Personal

& Corporate
Banking, to Global Wealth Management. The change predominantly related to the high net worth client segment and represents approximately

USD 72bn in invested assets and

approximately USD 0.6bn in annualized

revenues.
A number of other smaller business shifts were also executed between the business divisions in the first quarter

of
2024.
Changes to Group Treasury allocations
Starting with the first quarter of 2024, nearly all Group Treasury costs that historically were retained and reported
in Group Items

have been

allocated

to the

business divisions.

Costs continued

to be

retained in Group

Items include
costs related to hedging and own debt, and deferred tax

asset (DTA)

funding costs.
We have also aligned internal

funds transfer pricing methodologies

applied by Credit Suisse

entities to UBS’s funds
transfer pricing methodology.

These changes resulted in

funding costs of approximately USD 0.3bn,

for 2023, moving from

Group Items to the
business divisions, predominantly related to

the second half of 2023.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items

Going forward,

we expect

Group Items’

underlying loss

before tax,

excluding litigation

and income

from Group
hedging and own debt, to average approximately

USD 100m per quarter.
In

parallel

with

the

changes

noted

above,

we

increased

the

allocation

of

balance

sheet

resources

from

Group
Treasury to the business divisions, resulting in a shift of approximately USD 168bn of total assets, USD 9bn of risk-
weighted

assets

(RWA) and

USD 173bn

of

leverage

ratio

denominator (LRD)

from

Group

Items

to

the

business
divisions as of 31 December 2023.

Updated

cost allocations
We have reallocated USD 0.3bn of annualized costs from

Non-core and Legacy to the business divisions, with the
aim of avoiding stranded costs in Non-core and Legacy

at the end of the integration process.

›
Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information about segment results and the effects of changes in segment reporting
Changes in equity attribution
We have updated our equity attribution framework to align the capital ratios for RWA and LRD more closely

with
our current Group capital targets,

increasing the equity attributed to the

business divisions. We have also reflected
the increased allocation of balance sheet resources previously retained in Group Items in the attribution of equity,
resulting in

the attribution

of around

USD 14bn of

additional equity

to the

business divisions.

Going forward,

equity
retained in

Group Items

relates to DTAs,

accruals for shareholder

returns and unrealized

gains / losses

from cash
flow hedges.

›
Refer to the “Equity attribution” section of this report for more information about the equity attribution framework

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

18
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Net interest income

1,873

1,871

1,487

0

26
Recurring net fee income
3

3,024

2,900

2,454

4

23
Transaction-based income
3

1,212

955

843

27

44
Other income

33

(172)

4

805
Total revenues

6,143

5,554

4,788

11

28
Credit loss expense / (release)

(3)

(8)

15

(64)
Operating expenses

5,044

5,282

3,561

(5)

42
Business division operating profit / (loss) before tax

1,102

280

1,212

294

(9)
Underlying results
Total revenues as reported

6,143

5,554

4,788

11

28
of which: PPA effects and other integration items
4

234

349

(33)
of which: PPA effects recognized in net interest income

257

321

(20)
of which: PPA effects and other integration items recognized in transaction-based income

(24)

28
of which: losses related to investment in SIX Group

(190)
Total revenues (underlying)
3

5,909

5,395

4,788

10

23
Credit loss expense / (release)

(3)

(8)

15

(64)
Operating expenses as reported

5,044

5,282

3,561

(5)

42
of which: integration-related expenses and PPA effects
3,5

404

502

(20)
Operating expenses (underlying)
3

4,640

4,780

3,561

(3)

30
of which: expenses for litigation, regulatory and similar matters

12

49

11

(76)

11
Business division operating profit / (loss) before tax as reported

1,102

280

1,212

294

(9)
Business division operating profit / (loss) before tax (underlying)
3

1,272

624

1,212

104

5
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(9.1)

(73.5)

(7.5)
Cost / income ratio (%)
3

82.1

95.1

74.4
Average attributed equity (USD bn)
6

33.1

33.3

24.7

(1)

34
Return on attributed equity (%)
3,6

13.3

3.4

19.7
Financial advisor compensation
7

1,267

1,176

1,111

8

14
Net new fee-generating assets (USD bn)
3

17.6

(3.4)

19.7
Fee-generating assets (USD bn)
3

1,731

1,661

1,335

4

30
Net new assets (USD bn)
3

27.4

20.1

39.8
Invested assets (USD bn)
3

4,023

3,922

2,962

3

36
Loans, gross (USD bn)
8

306.3

322.1

223.8

(5)

37
Customer deposits (USD bn)
8

482.4

485.0

330.3

(1)

46
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,9

0.3

0.5

0.3
Advisors (full-time equivalents)

10,338

10,469

9,117

(1)

13
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

5.0

(41.1)

(7.5)
Cost / income ratio (%)
3

78.5

88.6

74.4
1 Comparative figures have

been restated for changes

in business division perimeters,

Group Treasury

allocations and Non-core and

Legacy cost allocations,

as well as changes in

the equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items” section, the

“Equity attribution” section and “Note 3

Segment reporting” in the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or
changes in accounting policies, and events after

the reporting period.

2 Comparative figures have been restated for changes in

Group Treasury allocations.

Refer to “Changes to segment reporting in 2024” in

the
“UBS business divisions and Group Items” section and “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational

changes, restatements

due to the

retrospective adoption

of new

accounting standards or

changes in

accounting

policies, and

events after the

reporting period.

3 Refer to
“Alternative performance

measures” in the appendix

to this report for the

definition and calculation method.

We started to report

fee-generating assets and net

new fee-generating assets on

a consolidated basis,
including Credit Suisse data, from the

fourth quarter of 2023 onward.

4 Includes accretion of PPA

adjustments on financial instruments

and other PPA

effects, as well as temporary

and incremental items directly
related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit
Suisse Group.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

7 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and

deferred compensation awards

and is based on

compensable revenues and firm

tenure using a formulaic

approach. Also includes expenses

related to compensation
commitments with financial advisors entered

into at the time of recruitment

that are subject to vesting

requirements. Recruitment loans

to financial advisors were USD

1,726m as of 31 March 2024.

8 Loans and
Customer deposits in

this table include

customer brokerage

receivables and payables,

respectively, which

are presented in

a separate reporting

line on the

balance sheet.

9 Refer to the

“Risk management and
control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 1Q24 vs 1Q23
Profit before tax decreased by

USD 110m, or 9%, to

USD 1,102m, mainly

due to higher operating

expenses, partly
offset by higher

total revenues. Underlying profit

before tax was USD

1,272m, after excluding USD 234m related
to purchase price allocation (PPA)

effects and other integration items,

as well as integration-related expenses and
PPA effects of USD 404m.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

19
Total revenues
Total

revenues increased

by USD 1,355m, or

28%, to

USD 6,143m, largely driven

by the

consolidation of Credit
Suisse revenues, and

included the

aforementioned USD 234m

of PPA effects and

other integration

items. Excluding
these effects, underlying total revenues were USD 5,909m.
Net interest income

increased by USD 386m,

or 26%, to USD 1,873m,

largely driven by

the consolidation of

Credit
Suisse net interest income, and included USD 257m

of accretion of PPA adjustments on financial instruments and other PPA effects.

The remaining variance was attributable to lower

deposit margins,

including the effects of shifts
to

lower-margin

products,

partly

offset

by

higher

rates

and

deposit

volumes.

Excluding

the

aforementioned
accretion effects, underlying net interest income

was USD 1,615m.
Recurring net fee income increased by USD 570m, or 23%, to USD 3,024m,

mainly driven by the consolidation of
Credit Suisse recurring net fee income and positive

market performance.
Transaction-based income increased

by USD 369m, or 44%,

to USD 1,212m, mainly driven

by the consolidation of
Credit

Suisse

transaction-based

income,

and

included

USD 6m

of

accretion

of

PPA

adjustments

on

financial
instruments and other

PPA effects, as

well as

higher levels

of client

activity, particularly in

the Americas and

Asia
Pacific

regions. Transaction-based

income

also

included negative

USD 30m of

temporary

and

incremental items
directly related

to the

integration. Excluding

negative USD 24m

resulting

from the

aforementioned accretion

effects
and temporary and incremental items,

underlying transaction-based income was

USD 1,236m.
Other income increased by USD 29m to USD

33m, mainly due to the consolidation

of Credit Suisse other income.

Credit loss expense / release
Net credit loss releases were USD 3m,

compared with net expenses of USD 15m in

the first quarter of 2023.
Operating expenses
Operating expenses increased by USD

1,483m, or 42%, to USD 5,044m,

largely due to the consolidation

of Credit
Suisse

expenses,

and

included

integration-related

expenses

of

USD 402m

and

higher

financial

advisor
compensation.

Excluding

integration-related

expenses

and

PPA

effects

of

USD 404m,

underlying

operating
expenses were USD 4,640m.
Invested assets: 1Q24 vs 4Q23
Invested assets increased

by USD 101bn, or

3%, to USD 4,023bn,

mainly driven by

positive market performance

of
USD 127.5bn

and

net

new

asset

inflows

of

USD 27.4bn,

partly

offset

by

negative

foreign

currency

effects

of
USD 47.3bn.
Loans: 1Q24 vs 4Q23
Loans decreased by USD 15.8bn to USD 306.3bn,

mainly driven by negative foreign currency effects and net new loan outflows of USD 6.6bn.

Customer deposits: 1Q24 vs 4Q23
Customer deposits decreased

by USD 2.6bn to

USD 482.4bn, mainly driven

by negative foreign

currency effects,
partly offset by net new deposit inflows, mainly into

fixed-term deposit products.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

20
Regional breakdown of performance measures
As of or for the quarter ended 31.3.24
USD bn, except where indicated Americas
1
Switzerland
2
EMEA
2
Asia Pacific
2
Global
3
Global Wealth
Management
Total revenues (USD m)

2,727

1,033

1,198

948

236

6,143
Operating profit / (loss) before tax (USD m)

252

377

331

315

(174)

1,102
Operating profit / (loss) before tax (underlying) (USD m)
4

252

377

331

315

(4)

1,272
Cost / income ratio (%)
4

90.5

63.7

72.8

67.1

82.1
Cost / income ratio (underlying) (%)
4

90.5

63.7

72.8

67.1

78.5
Loans, gross

95.7
5

107.2

59.1

43.5

0.8

306.3
Net new loans

(1.8)

(1.1)

(2.2)

(1.4)

(0.1)

(6.6)
Net new fee-generating assets
4

12.9

0.5

2.0

2.3

(0.1)

17.6
Fee-generating assets
4

990

213

371

155

1

1,731
Net new assets
4

13.7

7.7

(0.2)

6.4

(0.2)

27.4
Net new assets growth rate (%)
4

2.9

4.2

(0.1)

3.9

2.8
Invested assets
4

1,979

736

662

641

5

4,023
Advisors (full-time equivalents)

6,079

1,402

1,704

1,064

89

10,338
1 Including the following business units: United

States and Canada; and Latin

America.

2 In the third quarter of

2023, the invested assets of

Global Financial Intermediaries were transferred

from EMEA and Asia
Pacific to the Switzerland region, to better align it to

the management structure. These changes were applied prospectively and had no impact on previous quarters.

3 Includes minor functions, which are not included
in the four regions individually presented

in this table, and also includes impacts

from accretion of purchase price allocation adjustments

on financial instruments and other PPA effects and

integration-related expenses.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables, which are presented in a separate reporting
line on the balance sheet.
Regional comments 1Q24 vs 1Q23, except where

indicated

Americas
Profit

before

tax

decreased

by

USD 114m

to

USD 252m.

Total

revenues

increased

by

USD 117m,

or

4%,

to
USD 2,727m, driven by higher recurring fees

and transaction-based income as well as the

consolidation of Credit
Suisse revenues,

partly offset

by lower

net interest

income. The

cost /

income ratio

increased to

90.5% from

85.4%.
Loans decreased 1% compared with the fourth quarter 2023, to USD 95.7bn, mainly reflecting USD

1.8bn of net
new loan outflows. Net new asset inflows were USD

13.7bn.
Switzerland
Profit

before

tax

increased

by

USD 127m

to

USD 377m.

Total

revenues

increased

by

USD 511m,

or

98%,

to
USD 1,033m, driven by the

consolidation of Credit

Suisse revenues as

well as the

transfer of the

Global Financial
Intermediaries business to the Switzerland region. The cost / income ratio increased to 63.7% from 52.4%. Loans decreased 7%

compared with

the fourth

quarter 2023,

to USD 107.2bn,

driven by

negative foreign

currency effects
and USD 1.1bn of net new loan outflows. Net

new asset inflows were USD 7.7bn.
EMEA
Profit

before

tax

decreased

by

USD 21m

to

USD 331m.

Total

revenues

increased

by

USD 214m,

or

22%,

to
USD 1,198m, largely

driven by

the consolidation

of Credit

Suisse revenues,

partly offset

by the

transfer of

the Global
Financial

Intermediaries

business

to

the

Switzerland

region.

The

cost / income

ratio

increased

to

72.8%

from
64.2%. Loans decreased 5% compared with the fourth

quarter 2023, to USD 59.1bn, driven by

USD 2.2bn of net
new loan outflows.

Net new asset outflows were USD 0.2bn.
Asia Pacific
Profit

before

tax

increased

by

USD 64m

to

USD 315m.

Total

revenues

increased

by

USD 273m,

or

40%,

to
USD 948m, mainly

driven by

the consolidation

of Credit

Suisse revenues

and increases

in transaction-based

income.
The cost / income ratio

increased to 67.1%

from 62.8%. Loans decreased 5% compared

with the fourth quarter
2023, to

USD 43.5bn, driven by

USD 1.4bn of net

new loan

outflows and negative

foreign currency

effects. Net
new asset inflows were USD 6.4bn.
Global
Operating loss before tax

was USD 174m, mainly including USD 404m

of the aforementioned integration-related
expenses

and

PPA

effects,

partly

offset

by

the

aforementioned

USD 234m

related

to

PPA

effects

and

other
integration items.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

21
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
CHF m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Net interest income

1,332

1,320

650

1

105
Recurring net fee income
3

348

332

210

5

66
Transaction-based income
3

449

431

309

4

45
Other income

11

(251)

10

17
Total revenues

2,139

1,832

1,179

17

81
Credit loss expense / (release)

39

74

14

(47)

174
Operating expenses

1,241

1,222

613

2

103
Business division operating profit / (loss) before tax

859

537

552

60

56
Underlying results
Total revenues as reported

2,139

1,832

1,179

17

81
of which: PPA effects and other integration items
4

226

267

(15)
of which: PPA effects recognized in net interest income

212

235

(10)
of which: PPA effects and other integration items recognized in transaction-based income

14

31

(55)
of which: losses related to investment in SIX Group

(267)
Total revenues (underlying)
3

1,913

1,833

1,179

4

62
Credit loss expense / (release)

39

74

14

(47)

174
Operating expenses as reported

1,241

1,222

613

2

103
of which: integration-related expenses and PPA effects
3,5

141

162

(13)
Operating expenses (underlying)
3

1,100

1,060

613

4

79
of which: expenses for litigation, regulatory and similar matters

0

0

0
Business division operating profit / (loss) before tax as reported

859

537

552

60

56
Business division operating profit / (loss) before tax (underlying)
3

774

699

552

11

40
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

55.7

6.5

39.7
Cost / income ratio (%)
3

58.0

66.7

52.0
Average attributed equity (CHF bn)
6

19.1

19.3

10.0

(1)

90
Return on attributed equity (%)
3,6

18.0

11.1

22.0
Loans, gross (CHF bn)

252.9

251.8

144.3

0

75
Customer deposits (CHF bn)

255.9

257.8

165.3

(1)

55
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.2

1.0

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

40.3

38.8

39.7
Cost / income ratio (%)
3

57.5

57.8

52.0
1 Comparative figures have been

restated for changes in

business division perimeters,

Group Treasury

allocations and Non-core and

Legacy cost allocations,

as well as changes in

the equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items” section, the

“Equity attribution” section and “Note 3

Segment reporting” in the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after

the reporting period.

2 Comparative figures have been restated for changes in

Group Treasury allocations.

Refer to “Changes to segment reporting in 2024” in

the
“UBS business divisions and Group Items” section and “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational

changes, restatements

due to the

retrospective adoption

of new

accounting standards or

changes in

accounting policies,

and events after

the reporting period.

3 Refer to
“Alternative performance

measures” in the

appendix to this

report for the

definition and calculation

method.

4 Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as
temporary and incremental items directly related to the integration.

5 Includes temporary, incremental operating expenses

directly related to the integration, as well as amortization of newly recognized intangibles
resulting from the acquisition of the Credit Suisse

Group.

6 Refer to the “Equity attribution” section of

this report for more information about the equity

attribution framework.

7 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

22
Results : 1Q24 vs 1Q23
Profit before tax increased by CHF 307m,

or 56%, to CHF 859m,

mainly due to the

acquisition of the Credit

Suisse
Group. Underlying profit before

tax was CHF 774m,

after excluding CHF 226m

related to purchase price allocation
(PPA) effects and other integration items, as well as integration-related expenses and PPA effects of CHF 141m.
Total revenues
Total

revenues increased by CHF 960m, or 81%, to CHF 2,139m, mainly due to the consolidation of Credit Suisse revenues, and included the aforementioned CHF 226m of PPA

effects and other integration items. The remaining
increase

largely

reflected

increases

across

net

interest

income,

transaction-based

income

and

recurring

net

fee
income. Underlying total revenues were CHF 1,913m.
Net interest income increased by CHF 682m, or 105%, to CHF 1,332m, largely due to the consolidation of Credit
Suisse net interest income, and included CHF 212m

of accretion of PPA adjustments on

financial instruments and
other

PPA

effects.

The

remaining

increase

was

mainly

driven

by

higher

deposit

margins,

resulting

from

higher
interest

rates,

partly

offset

by

shifts

to

lower-margin

deposit

products.

Excluding

the

aforementioned

accretion
effects, underlying net interest income was

CHF 1,120m.

Recurring net

fee income

increased by

CHF 138m, or

66%, to

CHF 348m, mainly

due to the

consolidation of

Credit
Suisse recurring

net fee income,

with the remaining

increase including

higher revenues

from custody and

mandate-
based fees.

Transaction-based

income increased

by CHF 140m,

or 45%,

to CHF 449m,

largely due

to the

consolidation of

Credit
Suisse transaction-based income, and included CHF 20m of accretion of PPA adjustments on financial instruments
and

other

PPA

effects,

partly

offset

by

a

decrease

mainly

driven

by

lower

credit

card

fees

from

private

clients.
Transaction-based income also

included negative

CHF 6m of

temporary and

incremental items

directly related

to
the integration. Excluding

CHF 14m of the

aforementioned accretion

effects and temporary

and incremental

items,
underlying transaction-based income was

CHF 435m.
Other income was stable at CHF 11m.

Credit loss expense / release
Net credit

loss expenses

were

CHF 39m, compared

with net

expenses of

CHF 14m in

the first

quarter of

2023,
largely due to the consolidation of Credit Suisse.
Operating expenses
Operating expenses increased by CHF 628m, or 103%, to CHF 1,241m, largely due to the consolidation of Credit
Suisse expenses, and

included integration-related expenses

of CHF 119m. Excluding

integration-related expenses
and PPA effects of CHF 141m, underlying operating expenses were CHF 1,100m.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Net interest income

1,508

1,510

704

0

114
Recurring net fee income
3

394

379

227

4

73
Transaction-based income
3

508

492

335

3

52
Other income

13

(299)

10

22
Total revenues

2,423

2,083

1,277

16

90
Credit loss expense / (release)

44

85

16

(48)

179
Operating expenses

1,404

1,398

663

0

112
Business division operating profit / (loss) before tax

975

601

598

62

63
Underlying results
Total revenues as reported

2,423

2,083

1,277

16

90
of which: PPA effects and other integration items
4

256

306

(16)
of which: PPA effects recognized in net interest income

240

270

(11)
of which: PPA effects and other integration items recognized in transaction-based income

16

36

(56)
of which: losses related to investment in SIX Group

(317)
Total revenues (underlying)
3

2,166

2,094

1,277

3

70
Credit loss expense / (release)

44

85

16

(48)

179
Operating expenses as reported

1,404

1,398

663

0

112
of which: integration-related expenses and PPA effects
3,5

160

187

(15)
Operating expenses (underlying)
3

1,245

1,210

663

3

88
of which: expenses for litigation, regulatory and similar matters

0

0

0
Business division operating profit / (loss) before tax as reported

975

601

598

62

63
Business division operating profit / (loss) before tax (underlying)
3

878

800

598

10

47
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

63.1

13.7

39.6
Cost / income ratio (%)
3

58.0

67.1

52.0
Average attributed equity (USD bn)
6

21.9

21.8

10.9

1

102
Return on attributed equity (%)
3,6

17.8

11.0

22.0
Loans, gross (USD bn)

280.3

299.2

157.6

(6)

78
Customer deposits (USD bn)

283.6

306.2

180.5

(7)

57
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.2

1.0

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

46.9

51.2

39.6
Cost / income ratio (%)
3

57.5

57.8

52.0
1 Comparative figures have been

restated for changes in

business division perimeters, Group

Treasury allocations

and Non-core and Legacy

cost allocations, as

well as changes in the

equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items”

section, the “Equity attribution” section and

“Note 3 Segment reporting” in

the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Comparative figures have been restated for changes in Group

Treasury allocations.

Refer to “Changes to segment reporting in 2024” in the
“UBS business divisions and Group Items”

section and “Note 3 Segment reporting”

in the “Consolidated financial statements” section

of this report for more information.

Comparatives may additionally differ due
to adjustments following organizational

changes, restatements due

to the retrospective adoption of

new accounting standards or

changes in accounting policies,

and events after the

reporting period.

3 Refer to
“Alternative performance

measures” in the

appendix to this

report for the

definition and calculation

method.

4 Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as
temporary and incremental items directly related to the integration.

5 Includes temporary, incremental operating expenses

directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity attribution” section of this report

for more information about the equity attribution framework.

7 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Asset Management

24
Asset Management
Asset Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Net management fees
3

745

745

479

0

56
Performance fees

30

52

23

(42)

29
Net gain from disposals

27
Total revenues

776

825

503

(6)

54
Credit loss expense / (release)

0

(1)

0
Operating expenses

665

704

408

(5)

63
Business division operating profit / (loss) before tax

111

122

95

(9)

17
Underlying results
Total revenues as reported

776

825

503

(6)

54
Total revenues (underlying)
4

776

825

503

(6)

54
Credit loss expense / (release)

0

(1)

0
Operating expenses as reported

665

704

408

(5)

63
of which: integration-related expenses
4

71

64

10
Operating expenses (underlying)
4

594

639

408

(7)

46
of which: expenses for litigation, regulatory and similar matters

0

6

0
Business division operating profit / (loss) before tax as reported

111

122

95

(9)

17
Business division operating profit / (loss) before tax (underlying)
4

182

186

95

(2)

91
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

16.6

(1.9)

(45.6)
Cost / income ratio (%)
4

85.8

85.3

81.2
Average attributed equity (USD bn)
5

2.6

2.6

1.8

2

45
Return on attributed equity (%)
4,5

16.7

18.8

20.8
Gross margin on invested assets (bps)
4,6

19

21

18
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

91.5

50.2

(45.6)
Cost / income ratio (%)
4

76.6

77.5

81.2
Information by business line / asset

class
Net new money (USD bn)
4
Equities

3.3

(6.4)

(4.1)
Fixed Income

13.8

(5.6)

19.2
of which: money market

10.4

1.4

18.0
Multi-asset & Solutions

1.7

0.9

1.3
Hedge Fund Businesses

(0.2)

(1.6)

(0.9)
Real Estate & Private Markets

0.3

0.3

(1.2)
Total net new money excluding associates

18.9

(12.4)

14.4
of which: net new money excluding money market

8.6

(13.8)

(3.6)
Associates
7

2.1

0.1

(0.3)
Total net new money
6

21.0

(12.2)

14.1
Invested assets (USD bn)
4
Equities

683

644

481

6

42
Fixed Income

450

445

320

1

41
of which: money market

145

134

138

9

6
Multi-asset & Solutions

278

274

161

1

72
Hedge Fund Businesses

58

57

55

3

6
Real Estate & Private Markets

148

156

100

(6)

48
Total invested assets excluding associates

1,617

1,577

1,117

3

45
of which: passive strategies

750

715

468

5

60
Associates
7

74

72

24

3

210
Total invested assets
6

1,691

1,649

1,140

3

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Asset Management

25
Asset Management (continued)
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Information by region
Invested assets (USD bn)
4
Americas

424

402

321

5

32
Asia Pacific
6

214

211

177

2

21
EMEA (excluding Switzerland)

374

354

274

6

36
Switzerland

679

682

369

0

84
Total invested assets
6

1,691

1,649

1,140

3

48
Information by channel
Invested assets (USD bn)
4
Third-party institutional

960

939

626

2

53
Third-party wholesale

176

177

123

(1)

43
UBS’s wealth management businesses

482

461

368

4

31
Associates
7

74

72

24

3

210
Total invested assets
6

1,691

1,649

1,140

3

48
1 Comparative figures have been

restated for changes in

business division perimeters,

Group Treasury

allocations and Non-core and

Legacy cost allocations,

as well as changes in

the equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items” section, the

“Equity attribution” section and “Note 3

Segment reporting” in the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or
changes in accounting policies, and events after

the reporting period.

2 Comparative figures have been restated for changes

in Group Treasury allocations.

Refer to “Changes to segment reporting in 2024” in

the
“UBS business divisions and Group Items” section and “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption

of new accounting standards

or changes in accounting policies,

and events after the

reporting period.

3 Net management
fees include transaction

fees, fund

administration revenues

(including net interest

and trading income

from lending activities

and foreign-exchange hedging

as part of

the fund services

offering), distribution fees,
incremental fund-related

expenses,

gains or

losses from

seed money

and co-investments,

funding costs,

the negative

pass-through impact

of third-party

performance fees,

and other

items that

are not

Asset
Management’s performance fees.

4 Refer to “Alternative performance measures”

in the appendix to this report for the definition and calculation method.

5 Refer to the “Equity attribution” section of this report
for more information about the equity attribution framework.

6 Starting with the second quarter of 2023, net new money

and invested assets include net new money and invested assets from associates, to better
reflect the business strategy.

Comparative figures have been

restated to reflect this change.

7 The invested assets and

net new money amounts reported

for associates are prepared in

accordance with their local
regulatory requirements and practices.

Results: 1Q24 vs 1Q23

Profit before tax increased by USD 16m, or 17%, to USD 111m, mainly due to the acquisition of the Credit Suisse
Group. Underlying profit before tax was USD 182m,

after excluding integration-related expenses

of USD 71m.
Total revenues
Total

revenues

increased

by

USD 273m,

or

54%,

to

USD 776m,

reflecting

the

consolidation

of

Credit

Suisse
revenues.
Net management fees increased by USD 266m, or

56%, to USD 745m, largely due to

the consolidation of Credit
Suisse net management fees and also

due to the first quarter

of 2023 including negative pass-through fees, with
the

corresponding

offset

in

performance

fees.

The

increase

was

also

due

to

positive

market

performance

and
foreign currency effects, partly offset by continued

margin compression.
Performance fees

increased by

USD 7m, or

29%, to

USD 30m, mainly

due to

the consolidation

of Credit

Suisse
performance fees and increases in Hedge Fund Businesses,

Fixed Income and Real Estate & Private Markets, partly
offset by a decrease due to the first quarter

of 2023 including the aforementioned

pass-through fees.
Operating expenses
Operating expenses increased by USD 257m, or 63%, to USD 665m, mainly reflecting the consolidation of Credit
Suisse

expenses,

and

included

integration-related

expenses of

USD 71m. The

increase

was

also

due

to

adverse
foreign currency effects and increases in technology expenses and general and administrative expenses. Excluding the aforementioned integration-related expenses, underlying

operating expenses were USD 594m.
Invested assets: 1Q24 vs 4Q23

Invested assets

increased by

USD 42bn

to USD 1,691bn,

mainly reflecting

positive market

performance

of USD 72bn
and positive net

new money of

USD 21bn, partly offset

by adverse foreign currency

effects of USD 48bn.

Excluding
money market flows and associates, net new

money was positive USD 9bn.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Investment Bank

26
Investment Bank
Investment Bank
As of or for the quarter ended % change from
USD m, except where indicated 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Advisory

189

191

171

(1)

11
Capital Markets

683

649

213

5

220
Global Banking

872

840

384

4

127
Execution Services

463

412

419

12

11
Derivatives & Solutions

873

447

1,022

95

(15)
Financing

542

442

539

23

1
Global Markets

1,878

1,301

1,980

44

(5)
of which: Equities

1,353

1,006

1,313

35

3
of which: Foreign Exchange, Rates and Credit

525

295

667

78

(21)
Total revenues

2,751

2,141

2,365

28

16
Credit loss expense / (release)

32

48

7

(33)

355
Operating expenses

2,164

2,283

1,866

(5)

16
Business division operating profit / (loss) before tax

555

(190)

492

13
Underlying results
Total revenues as reported

2,751

2,141

2,365

28

16
of which: PPA effects
3

293

277

6
of which: PPA effects recognized in Global Banking revenue line

288

275

5
Total revenues (underlying)
4

2,458

1,864

2,365

32

4
Credit loss expense / (release)

32

48

7

(33)

355
Operating expenses as reported

2,164

2,283

1,866

(5)

16
of which: integration-related expenses
4

143

167

(15)
Operating expenses (underlying)
4

2,022

2,116

1,866

(4)

8
of which: expenses for litigation, regulatory and similar matters

(1)

13

45
Business division operating profit / (loss) before tax as reported

555

(190)

492

13
Business division operating profit / (loss) before tax (underlying)
4

404

(300)

492

(18)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

12.7

(270.2)

(47.0)
Cost / income ratio (%)
4

78.7

106.6

78.9
Average attributed equity (USD bn)
5

17.0

16.8

14.7

1

15
Return on attributed equity (%)
4,5

13.1

(4.5)

13.4
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

(17.8)

(368.8)

(51.8)
Cost / income ratio (%)
4

82.3

113.5

78.9
Return on attributed equity (%)
4,5

9.5

(7.1)

13.4
1 Comparative figures have

been restated for changes in

business division perimeters, Group

Treasury allocations

and Non-core and Legacy

cost allocations, as

well as changes in the

equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items”

section, the “Equity attribution” section and

“Note 3 Segment reporting” in

the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Comparative figures have been restated for changes

in Group Treasury allocations.

Refer to “Changes to segment reporting in 2024” in the
“UBS business divisions and Group Items”

section and “Note 3 Segment reporting”

in the “Consolidated financial statements” section

of this report for more information.

Comparatives may additionally differ due
to adjustments following organizational changes,

restatements due to the

retrospective adoption of new accounting

standards or changes in

accounting policies, and events

after the reporting period.

3 Includes
accretion of PPA adjustments on financial instruments and other PPA effects.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Refer to the
“Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Investment Bank

27
Results: 1Q24 vs 1Q23
Profit before

tax increased

by USD 63m,

or 13%,

to USD 555m,

mainly driven

by higher

total revenues,

partly offset
by higher operating expenses.

Underlying profit before tax

was USD 404m, after excluding

USD 293m of purchase
price allocation (PPA) effects and integration-related

expenses of USD 143m.
Total revenues
Total

revenues increased by

USD 386m, or 16%,

to USD 2,751m, due to

higher Global Banking revenues,

which
increased by USD 488m,

or 127%,

partly offset by

lower Global

Markets revenues,

which decreased by

USD 102m,
or 5%.

The consolidation

of Credit

Suisse revenues

included USD 293m

of PPA

effects. Excluding

these effects,
underlying total revenues were USD 2,458m.
Global Banking
Global Banking

revenues increased

by USD 488m,

or 127%,

to USD 872m,

mainly due

to USD 288m

of PPA effects.
Excluding these effects,

underlying Global Banking revenues

increased by USD 200m,

or 52%. The

overall global
fee pool
1,2
increased 18%.
Advisory revenues

increased by

USD 18m, or

11%, to

USD 189m, mainly

due to

higher merger

and acquisition
transaction revenues. The relevant global

fee pool
2
decreased 10%.
Capital

Markets

revenues

increased

by

USD 470m,

or

220%,

to

USD 683m,

mainly

due

to

USD 288m

of

the
aforementioned PPA effects.

Excluding these effects,

underlying Capital Markets

revenues increased by

USD 182m,
or 85%, with increases across all products. Leveraged Capital Markets revenues increased by USD 99m, or 245%,
Debt Capital Markets revenues increased by USD 39m, or 58%, and Equity Capital Markets revenues increased by
USD 32m, or 58%. The relevant global fee

pools
1,2

increased by 58%, 26% and 58%, respectively.
Global Markets
Global Markets revenues decreased by USD 102m, or 5%, to

USD 1,878m, primarily driven by lower Derivatives

&
Solutions revenues, partly offset by higher Execution Services revenues.
Execution Services

revenues increased

by USD 44m, or

11%, to USD 463m,

due to increases

in Cash Equities

across
all regions.
Derivatives & Solutions revenues decreased by

USD 149m, or 15%, to

USD 873m, mostly driven by

Rates, due to
lower levels of both volatility and client activity.
Financing revenues increased by USD 3m, or

1%, to USD 542m.
Equities
Global Markets Equities revenues increased by USD 40m, or

3%, to USD 1,353m.
Foreign Exchange, Rates and Credit
Global Markets

Foreign

Exchange, Rates

and

Credit

revenues

decreased by

USD 142m, or

21%,

to USD 525m,
primarily driven by lower Rates revenues.
Credit loss expense / release
Net credit loss expenses were USD 32m, compared with net expenses of USD 7m in the first quarter of 2023.
Operating expenses
Operating expenses increased by

USD 298m, or 16%, to

USD 2,164m, largely due to

the consolidation of Credit
Suisse expenses,

and included integration-related expenses of USD 143m. Excluding integration-related expenses, underlying operating expenses were USD 2,022m.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 March 2024.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Non-core and Legacy

28
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
USD m 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Total revenues

1,001

145

23

588
Credit loss expense / (release)

36

15

0

139
Operating expenses

1,011

1,787

699

(43)

45
Operating profit / (loss) before tax

(46)

(1,657)

(676)

(97)

(93)
Underlying results
Total revenues as reported

1,001

145

23

588
Total revenues (underlying)
3

1,001

145

23

588
Credit loss expense / (release)

36

15

0

139
Operating expenses as reported

1,011

1,787

699

(43)

45
of which: integration-related expenses
3

242

750
Operating expenses (underlying)
3

769

1,037

699

(26)

10
of which: expenses for litigation, regulatory and similar matters

(16)

(33)

665
Operating profit / (loss) before tax as reported

(46)

(1,657)

(676)

(97)

(93)
Operating profit / (loss) before tax (underlying)
3

197

(907)

(676)
Performance measures and other information
Average attributed equity
4

10.6

9.5

1.1

12

889
Risk-weighted assets (USD bn)

57.9

74.0

13.1

(22)

342
Leverage ratio denominator (USD bn)

119.9

168.5

6.1

(29)
1 Comparative figures have

been restated for changes

in business division perimeters,

Group Treasury

allocations and Non-core and

Legacy cost allocations,

as well as changes in

the equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items” section, the

“Equity attribution” section and “Note 3

Segment reporting” in the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or
changes in accounting policies, and events after the reporting period.

2 Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes

in accounting policies, and

events after the reporting period.

3 Refer to “Alternative

performance measures” in the appendix

to this report for the

definition and calculation
method.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
USD bn RWA Total assets LRD
31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23
Exposure category
Equities

2.3

3.4

15.1

20.5

10.3

14.3
Macro

6.5

9.9

47.0

56.7

20.0

26.2
Loans

8.9

11.6

10.1

14.0

12.8

16.4
Securitized products

10.2

14.1

17.9

27.5

20.2

29.7
Credit

1.1

3.1

3.3

5.4

3.5

5.5
High-quality liquid assets

50.3

74.4

50.3

74.4
Operational risk

27.1

30.0
Other

1.8

1.9

2.1

3.0

2.9

1.9
Total

57.9

74.0

145.9

201.4

119.9

168.5

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Non-core and Legacy

29
Results: 1Q24 vs 1Q23
Loss before

tax was

USD 46m,

compared

with a

loss

before

tax of

USD 676m. Underlying

gain before

tax was
USD 197m, after excluding integration-related expenses

of USD 242m.
Total revenues
Total revenues increased by USD 978m

to USD 1,001m,

mainly due to

the transfer

of assets and

liabilities into

Non-
core and

Legacy following the acquisition

of the Credit

Suisse Group. Revenues

included net gains

from position
exits, along with net

interest income from securitized

products and credit

products. Revenues also included a

net
gain of USD 272m

from the conclusion of agreements with Apollo relating to the former Credit Suisse securitized products group.
›
Refer to “Integration of Credit Suisse” in the “Recent developments” section and “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the concluding of agreements with Apollo
Credit loss expense / release
Net

credit

loss

expenses

were

USD 36m,

compared

with

net

expenses

of

USD 0m.

Net

credit

loss

expenses

of
USD 62m related

to credit-impaired

(stage 3 and

purchased credit-impaired)

positions, mainly

across our Credit

and
Equities businesses,

were partly offset by net credit loss releases of USD 26m related to stage 1 and 2 positions.
Operating expenses
Operating

expenses

increased

by

USD 312m

to

USD 1,011m, mainly

due

to

the

consolidation

of

Credit

Suisse
expenses, and included integration-related

expenses of USD 242m, driven

by corporate services. The

first quarter
of

2023

included

a

USD 665m

increase

in

provisions

related

to

the

US

residential

mortgage-backed

securities
litigation matter, which was

settled in the

third quarter of

2023. Excluding integration-related

expenses, underlying
operating expenses were USD 769m.
Risk-weighted assets and leverage ratio denominator:

1Q24 vs 4Q23
Risk-weighted assets

were reduced by

USD 16.1bn to

USD 57.9bn, while

the leverage

ratio denominator

decreased
by

USD 48.6bn to

USD 119.9bn. These

changes were

mainly driven

by active

unwinds of

Non-core

and Legacy
assets,

most

notably

reflecting

the

sale

of

USD 8bn

of

senior

secured

financing

facilities

provided

to

Apollo,
reductions in the loan inventory in the credit portfolio,

and exit of the life finance business in the

US.

UBS Group first quarter 2024 report |
UBS business divisions and Group Items |

Group Items

30
Group Items
Group Items
As of or for the quarter ended % change from
USD m 31.3.24 31.12.23
1
31.3.23
2
4Q23 1Q23
Results
Total revenues

(355)

107

(211)

68
Credit loss expense / (release)

(2)

(2)

0
Operating expenses

(33)

16

14
Operating profit / (loss) before tax

(320)

93

(225)

42
Underlying results
Total revenues as reported

(355)

107

(211)

68
of which: PPA effects
3

(4)

12
Total revenues (underlying)
4

(351)

95

(211)

66
Credit loss expense / (release)

(2)

(2)

0
Operating expenses as reported

(33)

16

14
of which: integration-related expenses
4

1

109
of which: acquisition-related costs

(1)

70
Operating expenses (underlying)
4

(34)

(92)

(57)

(63)

(41)
of which: expenses for litigation, regulatory and similar matters

0

(28)

1
Operating profit / (loss) before tax as reported

(320)

93

(225)

42
Operating profit / (loss) before tax (underlying)
4

(315)

189

(155)

104
1 Comparative figures have

been restated for changes

in business division perimeters,

Group Treasury

allocations and Non-core and

Legacy cost allocations,

as well as changes in

the equity attribution framework.
Refer to “Changes to segment

reporting in 2024” in the “UBS

business divisions and Group Items” section, the

“Equity attribution” section and “Note 3

Segment reporting” in the “Consolidated financial statements”
section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or
changes in accounting policies, and events after

the reporting period.

2 Comparative figures have been restated for changes in

Group Treasury allocations.

Refer to “Changes to segment reporting in 2024” in

the
“UBS business divisions and Group Items” section and “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational

changes, restatements

due to the

retrospective adoption

of new accounting

standards or changes

in accounting

policies, and

events after the

reporting period.

3 Includes
accretion of PPA adjustments on financial instruments and other PPA effects.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
Results: 1Q24 vs 1Q23
Loss before tax

was USD 320m,

mainly driven

by mark-to-market

losses in

Group hedging

and own

debt,

compared
with a

loss of

USD 225m. Underlying

loss before

tax was

USD 315m, after

excluding USD 5m

of purchase

price
allocation effects

and integration-related

expenses, compared

with an

underlying loss

of USD 155m,

after excluding
acquisition-related costs of USD 70m.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 191m, compared with net negative income of USD 68m. The results across the periods were driven by mark-
to-market effects

on portfolio-level

economic hedges

due to

higher interest

rates and

cross-currency-basis

widening.
In addition, the first quarter of 2024 included a USD 25m donation expense and an

USD 11m increase in funding
costs related to deferred tax assets.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet

31
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
32
Risk management and control
32
Credit risk
34
Market risk
35
Country risk
36
Non-financial risk
38
Capital management
40
Total

loss-absorbing capacity
43
Risk-weighted assets
45
Leverage ratio denominator
47
Equity attribution
48
Liquidity and funding management
48
Strategy, objectives and governance
48
Liquidity coverage ratio
48
Net stable funding ratio
49
Balance sheet and off-balance sheet
49
Balance sheet assets
49
Balance sheet liabilities
50
Equity
51
Off-balance sheet

Share information and earnings per share

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

32
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2023, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking products

exposure decreased by

USD 88bn to USD 1,092bn as

of 31 March

2024, mainly driven
by a

decrease in

balances at

central banks,

as well

as a

decrease in

loans and

advances to

customers due

to negative
currency effects.
Total net

credit loss

expenses

in the

first quarter

of 2024

were USD 106m,

reflecting net

releases of

USD 45m related
to performing positions and net expenses

of USD 151m on credit-impaired positions.

›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank,

mandated loan underwriting

commitments on a

notional basis decreased by

USD 0.1bn to
USD 1.9bn

as

of

31 March

2024.

In

Non-core

and

Legacy,

exposure

decreased

by

USD 0.5bn

to

USD 0.5bn
following the cancellation of the largest mandated exposure. As of 31 March 2024, USD 0.1bn and USD 0.5bn of
commitments

in

the

Investment

Bank

and

in

Non-core

and

Legacy,

respectively,

have

not

been

distributed

as
originally planned.

Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

33
Banking and traded products exposure in our business divisions and Group Items
31.3.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

471,001

448,792

1,694

106,280

47,997

15,889

1,091,653
of which: loans and advances to customers (on-balance sheet)

301,544

280,328

17

17,988

6,623

483

606,983
of which: guarantees and loan commitments (off-balance sheet)

20,727

53,044

60

34,778

3,427

17,001

129,036
Traded products
2,3,4
Gross exposure

13,933

4,969

0

44,191

63,093
of which: over-the-counter derivatives

9,817

4,511

0

12,556

26,885
of which: securities financing transactions

342

0

0

21,418

21,760
of which: exchange-traded derivatives

3,774

458

0

10,216

14,448
Other credit lines, gross
5

80,663

67,597

0

2,568

3

86

150,918
Total credit-impaired exposure, gross

1,095

3,425

0

642

1,875

0

7,038
of which: stage 3

919

3,051

0

591

753

0

5,315
of which: PCI

176

375

0

51

1,122

0

1,724
Total allowances and provisions for expected credit losses

326

1,211

0

375

324

7

2,243
of which: stage 1

146

334

0

124

10

6

620
of which: stage 2

70

239

0

93

4

0

406
of which: stage 3

97

627

0

158

154

0

1,035
of which: PCI

13

12

0

1

156

0

182
31.12.23
6
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

495,846

482,822

1,699

115,203

73,092

10,555

1,179,217
of which: loans and advances to customers (on-balance sheet)

317,137

299,150

13

16,993

8,117

131

641,542
of which: guarantees and loan commitments (off-balance sheet)

22,706

57,494

59

36,230

3,235

18,109

137,834
Traded products
2,3,4
Gross exposure

11,812

4,748

0

47,630

64,191
of which: over-the-counter derivatives

8,397

4,116

0

12,400

24,913
of which: securities financing transactions

371

19

0

23,044

23,434
of which: exchange-traded derivatives

3,045

613

0

12,186

15,844
Other credit lines, gross
5

83,077

75,334

0

4,714

5

126

163,256
Total credit-impaired exposure, gross

1,662

3,066

0

469

1,169

1

6,367
of which: stage 3

1,022

2,632

0

408

290

1

4,352
of which: PCI

640

434

0

61

879

0

2,014
Total allowances and provisions for expected credit losses

392

1,231

1

358

271

8

2,261
of which: stage 1

176

364

1

133

20

7

700
of which: stage 2

63

259

0

78

16

0

416
of which: stage 3

98

590

0

146

158

0

993
of which: PCI

55

19

0

1

77

0

153
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss requirements: balances

at central banks,

amounts due from banks,

loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from

IFRS Accounting Standards.

3 As
counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy, and Group Items is provided.

4 Credit Suisse traded products
are presented

before reflection

of the

impact of

the purchase

price allocation

performed under

IFRS 3,

Business Combinations,

following the

acquisition of

the Credit

Suisse Group

by UBS.

The acquisition

date
adjustment is less than USD 1bn and, if applied, would lead to a reduction in our reported traded products exposure.

5 Unconditionally revocable committed credit lines.

6 Comparative figures in this table have
been restated for changes

in business division

perimeters and Group

Treasury allocations.

Refer to “Changes to

segment reporting in 2024”

in the “UBS business

divisions and Group Items”

section and “Note

3
Segment reporting” in the

“Consolidated financial statements”

section of this report

for more information. Comparatives

may additionally differ due

to adjustments following organizational

changes, restatements
due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.3.24 31.12.23
2
31.3.24 31.12.23
2
Secured by collateral

293,109

308,120

240,880

259,734
Residential real estate

107,299

111,755

189,360

204,184
Commercial / industrial real estate

10,033

10,860

39,677

42,560
Cash

31,095

36,813

2,926

3,269
Equity and debt instruments

119,722

122,079

3,399

3,666
Other collateral
3

24,960

26,613

5,518

6,055
Subject to guarantees

837

1,048

7,708

8,132
Uncollateralized and not subject to guarantees

7,598

7,969

31,739

31,284
Total loans and advances to customers, gross

301,544

317,137

280,328

299,150
Allowances

(226)

(181)

(966)

(987)
Total loans and advances to customers, net of allowances

301,319

316,957

279,362

298,163
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

97.2

97.2

85.9

86.8
1 Collateral arrangements generally

incorporate a range of

collateral, including cash, securities,

real estate and other collateral.

UBS applies a risk-based approach that

generally prioritizes collateral according

to its
liquidity profile. In the case of loan facilities with funded and unfunded elements,

the collateral is first allocated to the funded element. Credit Suisse applies a risk-based approach that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately allocated.

2 Comparative figures in this table
have been restated for

changes in business division

perimeters. Refer to

“Changes to segment reporting

in 2024” in the

“UBS business divisions

and Group Items” section

and Note 3 “Segment

reporting” in the
“Consolidated financial

statements” section

of this

report for

more information.

Comparatives may

additionally differ

due to

adjustments following

organizational changes,

restatements due

to the

retrospective
adoption of new accounting

standards or changes

in accounting policies,

and events after

the reporting period.

3 Includes but is

not limited to life

insurance contracts,

rights in respect

of subscription or

capital
commitments from fund partners, inventory, gold and other commodities.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

34
Market risk
The UBS

Group excluding

Credit Suisse

continued to

maintain generally

low levels

of management

value-at-risk
(VaR). Average management VaR

(1-day,

95% confidence level) increased marginally to USD 17m from USD 16m in the first quarter of

2024. There were

no new VaR

negative backtesting exceptions in the first

quarter of 2024.
The number

of negative

backtesting exceptions

within the

most recent

250-business-day window

remained at

zero.

Credit Suisse’s average management VaR (1-day, 98% confidence level) decreased to

USD 17m from USD 23m in
the first

quarter of

2024, driven

by continued

strategic migration

of positions

to UBS

from the

Investment Bank
(Credit

Suisse)

and

reductions

in

Non-core

and

Legacy.

In

the

first

quarter

of

2024,

Credit

Suisse

had

no

new
negative

backtesting

exceptions.

The

number

of

negative

backtesting

exceptions

within

the

most

recent

250-
business-day window decreased to one from

three at the end of 2023.
The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

negative

backtesting
exceptions for market risk

risk-weighted assets was unchanged

compared with the prior

quarter, at 3.0,

for both
the UBS Group excluding Credit Suisse and Credit

Suisse.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Items excluding Credit Suisse components, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

11

23

13

17

7

17

8

3

3
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

4

5

4

4

1

4

3

1

0
Diversification effect
2,3

(6)

(6)

(1)

(5)

(4)

(1)

0
Total as of 31.3.24

12

23

13

17

7

18

9

3

3
Total as of 31.12.23

11

24

19

16

9

16

7

2

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of the Credit Suisse components of our business divisions and Group Items, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

3

2

2

1

0

1

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank
4

4

11

4

6

5

1

2

0

0
Non-core and Legacy

12

16

13

14

6

6

12

0

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
2,3

(3)

(5)

(3)

3

(3)

0

0
Total as of 31.3.24

15

21

17

17

9

10

12

1

1
Total as of 31.12.23

20

25

21

23

11

12

16

1

1
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses

for that business line or risk type,

may well be driven by different days

in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima

and maxima for different

business divisions and Group

Items occur on different

days, it is

not meaningful to calculate

a portfolio diversification

effect.

4 The Investment

Bank management VaR
consists of positions that we currently plan to retain going forward and were previously reported under Non-core and Legacy.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis

point

was

negative

USD 31.3m

as

of

31 March

2024,

compared

with

negative

USD 30.1m

as

of
31 December 2023. This

excludes the sensitivity

of USD 5.4m from

additional tier 1 (AT1)

capital instruments (as
per specific FINMA requirements)

in contrast to general

Basel Committee on

Banking Supervision (BCBS)

guidance.
Exposure in the banking

book of the

UBS Group increased during the

first quarter of 2024,

due to interest rate

risk
hedges of recent AT1

issuances and a repositioning of the Swiss franc exposure

in anticipation of the subsequent
Swiss National Bank rate cut in March 2024.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

35
The majority of

our interest rate

risk in

the banking

book is

a reflection of

the net asset

duration that

we run

to
offset our modeled

sensitivity of net

USD 23.4m (31 December 2023:

USD 24.3m) assigned to

our equity, goodwill
and

real

estate,

with

the aim

of

generating

a

stable

net

interest

income

contribution. Of

this,

USD 16.7m and
USD 5.7m

are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively

(31 December

2023:
USD 17.6m and USD 5.6m, respectively).

In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel up” scenario, assuming all

positions were fair valued, was the

most severe and would have resulted
in a change in EVE

of negative USD 5.9bn, or

6.3%, of our tier 1

capital (31 December 2023:

negative USD 5.7bn,
or 6.1%), which is well below

the 15% threshold as per

the BCBS supervisory outlier test

for high levels of interest
rate risk in the banking book.

The immediate effect

on our tier 1

capital in the

“Parallel up” scenario

as of 31 March

2024 would have

been a
decrease of approximately

USD 0.9bn, or 0.9%,

(31 December 2023: USD 0.9bn,

or 0.9%), reflecting the

fact that
the

vast

majority

of

our

banking

book

is

accrual

accounted

or

subject

to

hedge

accounting.

The

“Parallel

up”
scenario would subsequently have a positive effect

on net interest income, assuming a constant

balance sheet.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Interest rate risk – banking book
31.3.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.5)

(0.7)

0.1

(26.1)

(0.1)

(31.3)

5.4

(25.9)
Parallel up
2

(661.4)

(132.6)

26.4

(5,044.0)

(43.6)

(5,855.3)

1,000.1

(4,855.2)
Parallel down
2

703.7

132.7

(32.3)

5,252.2

40.4

6,096.8

(1,153.4)

4,943.4
Steepener
3

(306.6)

(13.0)

(5.4)

(1,205.2)

(40.7)

(1,570.9)

179.8

(1,391.1)
Flattener
4

176.4

(7.8)

9.7

39.4

30.3

248.0

44.7

292.7
Short-term up
5

(79.6)

(45.8)

17.5

(2,032.0)

10.7

(2,129.2)

469.6

(1,659.5)
Short-term down
6

80.5

45.9

(17.8)

2,167.5

(9.6)

2,266.4

(487.7)

1,778.8
31.12.23
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(3.7)

(0.6)

0.1

(26.0)

0.2

(30.1)

4.9

(25.2)
Parallel up
2

(548.9)

(119.3)

16.2

(5,027.2)

(0.9)

(5,680.2)

904.6

(4,775.5)
Parallel down
2

561.8

124.3

(29.2)

5,216.0

2.8

5,875.7

(1,044.5)

4,831.3
Steepener
3

(305.3)

(13.1)

(11.9)

(1,037.0)

(33.8)

(1,401.1)

93.4

(1,307.6)
Flattener
4

189.6

(5.0)

14.0

(124.2)

30.8

105.2

109.6

214.8
Short-term up
5

(27.3)

(39.4)

19.4

(2,171.3)

23.9

(2,194.7)

486.3

(1,708.4)
Short-term down
6

26.5

41.8

(21.8)

2,312.1

(26.8)

2,331.9

(507.8)

1,824.1
1 Economic value of equity.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.

3 Short-term rates decrease and long-term rates increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as international tensions

arising from the Russia–Ukraine war, conflicts in the

Middle East and US–China

trade
relations. Our direct exposure to Israel is

less than USD 0.5bn and

our direct exposure to Gulf Cooperation

Council
countries is less

than USD 7bn. We

have limited direct

exposure to

Egypt, Jordan

and Lebanon, and

we have no
direct exposure to

Iran, Iraq or

Syria. Our direct

exposure to Russia,

Belarus and Ukraine

is immaterial, and

potential
second-order impacts, such as European energy security, continue to be monitored.

Inflation has abated to some extent in major Western economies, though there are still concerns regarding future developments, and central banks’

monetary policy is in the

spotlight. The potential for

“higher-for-longer” interest
rates raises the prospect of a global recession.

There are ongoing concerns regarding the property sector

in China.
This combination of factors translates into

a more uncertain and volatile

environment, which increases the risk of
financial market disruption.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

36
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those mentioned above. We

are closely watching elections in

a number of key

markets in 2024. Our

exposure
to emerging market countries is less than

10% of our total country exposure, mainly

in Asia.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group, including the

current operation

of dual

corporate structures,

and the

scale, pace

and complexity

of the

required
integration activities.

These activities continue

to be managed

via the program

run by our

Group Integration Office.
The integration of Credit Suisse requires data to

be migrated into the UBS environment and

we aim to ensure that
we have robust controls

to preserve data integrity,

quality and availability,

to mitigate data migration risks and to
meet regulatory expectations.

Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.

There is an

increased risk

of cyber-related

operational disruption

to business

activities at

our locations

and / or those
of

third-party

suppliers

due

to

operating

an

enlarged

group

of

entities.

This

is

combined

with

the

increasingly
dynamic threat

environment, which

is intensified

by current

geopolitical factors

and evidenced

by the

increased
volumes and sophistication of cyberattacks

against financial institutions globally.
Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business. No cyber events occurred in the first

quarter of 2024 related to our own infrastructure, or the
infrastructure of any third party, that

had material financial or operational

effects on us. We remain on heightened
alert to respond to and mitigate elevated cybersecurity and information security threats. Following a post-incident review

of

the

ION

XTP

ransomware

attack,

we

are

improving

our

frameworks

for

managing

third

parties

that
support

our

important

business

services

and

continue

with

actions

to

enhance

our

cyber-risk

assessments

and
controls over

third-party vendors.

We continue

to invest

in improving

our technology

infrastructure and

information
security governance to improve our defense,

detection and response capabilities

against cyberattacks.
In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through 2026. We are implementing a global framework designed to drive enhancements in operational resilience

across all

business divisions

and relevant

jurisdictions, as

well as

working with

the third

parties,
including vendors,

that are of

critical importance

to our operations,

to assess their

operational resilience

against our
standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however,

we

currently

have

limited

exposure

to

such

risks,

and

relevant

control

frameworks

for

them

are
implemented and reviewed on a regular basis

as they evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.
Evolving

environmental,

social

and

governance

regulations

and

major

legislation,

such

as

the

Consumer

Duty
regulation in the United

Kingdom, the Swiss Financial

Services Act (FIDLEG) in

Switzerland, Regulation Best

Interest
(Reg BI) in the

US and the Markets

in Financial Instruments

Directive II (MiFID II)

in the EU, all significantly

affect the
industry and have required adjustments to

control processes.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

37
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened regulatory

attention continues.

Money laundering

and financial

fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are focused

on strategic enhancements to

our global anti-money-laundering,

know-your-client and sanctions
programs to respond to new

and existing regulatory requirements

and to respond to developing

threats, as well as
alignment of standards and processes as

Credit Suisse clients are migrated to UBS

platforms.

Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

We maintain

a

conduct risk

framework across

our activities,
which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

On 5 January 2024,

we integrated the

UBS and Credit

Suisse conduct risk

frameworks to align

the
handling of conduct risk across the firm.
In September

2022, the

US Securities

and Exchange

Commission (the

SEC) and

the Commodity

Futures Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered

swap

dealers.

In

response

to

identified

shortcomings,

we

are

continuing

to
implement a global remediation program.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

38
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2023, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
UBS Group AG is a

holding company and

conducts substantially all

of its

operations through UBS AG

and Credit
Suisse AG, and subsidiaries

thereof. UBS Group AG, UBS AG

and Credit Suisse AG

have contributed a

significant
portion

of

their

respective

capital

to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these
subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information relating to additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG first

quarter 2024

report, available

under “Quarterly

reporting” at
ubs.com/investors , for more
information

about capital

and other

regulatory

information

for UBS AG

consolidated,

in accordance

with the Basel

III
framework,

as applicable

to Swiss SRBs
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.77
1

77,731

5.00
1

79,982
Common equity tier 1 capital

10.47

55,094

3.50
2

55,988
of which: minimum capital

4.50

23,690

1.50

23,995
of which: buffer capital

5.50

28,954

2.00

31,993
of which: countercyclical buffer

0.47

2,450
Maximum additional tier 1 capital

4.30

22,637

1.50

23,995
of which: additional tier 1 capital

3.50

18,425

1.50

23,995
of which: additional tier 1 buffer capital

0.80

4,211
Eligible going concern capital
Total going concern capital

17.75

93,467

5.84

93,467
Common equity tier 1 capital

14.84

78,147

4.89

78,147
Total loss-absorbing additional tier 1 capital
3

2.91

15,320

0.96

15,320
of which: high-trigger loss-absorbing additional tier 1 capital

2.68

14,103

0.88

14,103
of which: low-trigger loss-absorbing additional tier 1 capital

0.23

1,217

0.08

1,217
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

56,460

3.75
7

59,987
of which: base requirement including add-ons for market share and LRD

10.73

56,460

3.75

59,987
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.75

103,986

6.50

103,986
Total tier 2 capital

0.10

537

0.03

537
of which: non-Basel III-compliant tier 2 capital

0.10

537

0.03

537
TLAC-eligible senior unsecured debt

19.65

103,449

6.47

103,449
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.49

134,191

8.75

139,969
Eligible total loss-absorbing capacity

37.51

197,453

12.34

197,453
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

526,437
Leverage ratio denominator

1,599,646
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement

based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1

capital instruments, which

are available under the

Swiss systemically relevant

bank framework to meet

the going concern requirements

until their first call

date. As of

their first call date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs)
has been replaced

with reduced base

gone concern capital

requirements equivalent to

75% of the

total going concern

requirements (excluding countercyclical

buffer requirements).

6 As of

July 2024, the

Swiss
Financial Market Supervisory

Authority (FINMA) will

have the authority to

impose a surcharge of

up to 25% of

the total going concern

capital requirements should obstacles

to an SIB’s

resolvability be identified

in
future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

39
We are subject to

the going and gone

concern requirements of

the Swiss Capital Adequacy

Ordinance that include
the

too-big-to-fail

(TBTF)

provisions

applicable

to

Swiss

SRBs.

The

table

above

provides

the

risk-weighted asset
(RWA)- and leverage ratio denominator (LRD)-based

requirements and information as of 31 March

2024.
Transitional purchase price allocation

adjustments for regulatory capital
As part of the acquisition of

the Credit Suisse Group in 2023,

the assets acquired and liabilities

assumed, including
contingent liabilities, were

recognized at fair

value as

of the

acquisition date in

accordance with IFRS 3,
Business
Combinations
. The purchase price allocation

(PPA) fair value adjustments

required under IFRS 3 were recognized

as
part of

negative goodwill and

included

effects on

financial instruments measured

at amortized

cost, such as

fair
value impacts

from interest

rates and

own credit,

that are

expected to

accrete back

to par

through the

income
statement as the instruments are held to maturity. Similar own-credit-related effects have also been recognized as part of the

PPA adjustments

on financial liabilities

measured at

fair value. As

agreed with the

Swiss Financial

Market
Supervisory Authority (FINMA), a

transitional common equity tier 1

(CET1) capital treatment has

been applied for
certain of

these fair

value adjustments, given

the substantially

temporary nature of

the IFRS-3-accounting-driven
effects. As such,

equity reductions under

IFRS Accounting Standards

of USD 5.9bn (before

tax) and USD 5.0bn

(net
of tax) as of the acquisition date have been neutralized

for CET1 capital calculation purposes, of

which USD 1.0bn
(net

of

tax)

relates

to

own-credit-related

fair

value

adjustments.

The

transitional

treatment

is

subject

to

linear
amortization and will

be reduced

to nil

by 30 June 2027.

The amortization of

transitional CET1 PPA

adjustments
(interest rate

and own

credit) since

the acquisition

date totaled

USD 1.0bn (net

of tax)

as of

31 March 2024,

an
increase of USD 0.4bn (net of tax) in the first

quarter of 2024.
Additional capital requirements for

UBS Group AG consolidated and UBS

AG standalone under current
requirements
As

a

result

of

the

acquisition

of

the

Credit

Suisse

Group,

the

capital

add-on

for

UBS

Group

AG

consolidated,
reflecting the degree of

systemic importance, which is based

on market share and

LRD, will increase to

reflect its
greater market

share and

LRD after

an appropriate

transition period

to be

agreed with

FINMA. We

currently estimate
that this will add around USD 10bn to the Group’s tier one capital requirement, when fully phased in. The phase-
in

of

the

increased

capital

requirements

will

commence

from

the

end

of

2025

and

will

be

completed

by

the
beginning of 2030, at the latest.
Effective at the

time of

the merger with

Credit Suisse AG,

UBS AG

standalone will continue

to adhere to

capital
requirements

on

a

fully

applied

basis,

including

risk-weights

of

250%

and

400%

for

Swiss

and

foreign
participations, respectively,

and after the removal

of the regulatory

filter that had been

granted to Credit

Suisse AG
standalone prior to the merger.

A transition to the UBS

approach for the treatment

of Credit Suisse AG standalone
participations would have reduced CET1 capital

by around USD 9bn, using Credit

Suisse balances as of 31 March
2023.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

40
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

93,467

92,377
Total tier 1 capital

93,467

92,377
Common equity tier 1 capital

78,147

78,485
Total loss-absorbing additional tier 1 capital

15,320

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

14,103

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

1,217

1,214
Eligible gone concern capital
Total gone concern loss-absorbing capacity

103,986

107,106
Total tier 2 capital

537

538
of which: non-Basel III-compliant tier 2 capital

537

538
TLAC-eligible senior unsecured debt

103,449

106,567
Total loss-absorbing capacity
Total loss-absorbing capacity

197,453

199,483
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

526,437

546,505
Leverage ratio denominator

1,599,646

1,695,403
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.8

16.9
of which: common equity tier 1 capital ratio

14.8

14.4
Gone concern loss-absorbing capacity ratio

19.8

19.6
Total loss-absorbing capacity ratio

37.5

36.5
Leverage ratios (%)
Going concern leverage ratio

5.8

5.4
of which: common equity tier 1 leverage ratio

4.9

4.6
Gone concern leverage ratio

6.5

6.3
Total loss-absorbing capacity leverage ratio

12.3

11.8
Total loss-absorbing capacity and movement

Our TLAC decreased by USD 2.0bn to USD 197.5bn

in the first quarter of 2024.
Going concern capital and movement
Our going concern

capital increased by

USD 1.1bn to USD 93.5bn.

Our CET1 capital

decreased by

USD 0.3bn to
USD 78.1bn, mainly reflecting

an operating profit

before tax

of USD 2.4bn, more

than offset

by negative effects
from foreign

currency translation

of USD 1.3bn,

dividend accruals

of USD 0.6bn,

current tax

expenses of

USD 0.5bn
and amortization of transitional CET1 PPA adjustments (interest rate and own credit) of USD

0.4bn (net of tax).
Our

loss-absorbing

additional

tier 1

(AT1)

capital

increased

by

USD 1.4bn

to

USD 15.3bn,

mainly

reflecting

the
issuance of two AT1 capital instruments equivalent

to a total of USD 1.5bn.
Following the approval of a minimum amount of conversion capital by

UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023 are

now,
upon the occurrence

of a trigger

event or

a viability

event, subject

to conversion

into UBS Group

AG ordinary

shares
rather than a write-down.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

41
Gone concern loss-absorbing capacity and movement
Our

total

gone

concern

loss-absorbing

capacity

decreased

by

USD 3.1bn

to

USD 104.0bn

and

included
USD 103.4bn of TLAC-eligible senior

unsecured debt instruments.

The decrease of USD 3.1bn mainly reflected

the
call of

USD 2.1bn equivalent of

TLAC-eligible senior

unsecured debt

instruments, a

USD 1.9bn equivalent TLAC-
eligible

senior unsecured

debt instrument

that ceased

to be

eligible

as gone

concern capital

when we

issued

a
notice of redemption of

the instrument in

the first quarter

of 2024, a USD 2.4bn

senior unsecured debt instrument
that was

no longer

TLAC eligible

due to

its residual tenor

falling below

one year, and negative

impacts from

interest
rate risk hedge, foreign

currency translation and

other effects. These

decreases were partly offset

by new issuances
totaling USD 5.4bn equivalent of TLAC-eligible

senior unsecured debt instruments.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio increased to 14.8% from 14.4%,

primarily reflecting an USD 20.1bn decrease in RWA.

Our CET1 leverage ratio increased to 4.9%

from 4.6%, mainly reflecting a USD 95.8bn

decrease in the LRD.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

19.8%

from

19.6%,

due

to

the

aforementioned
decrease in RWA,

partly offset by a decrease in gone concern loss-absorbing

capacity of USD 3.1bn.

Our gone concern leverage

ratio increased to 6.5%

from 6.3%, due to

the aforementioned decrease in the

LRD,
partly offset by the aforementioned decrease

in gone concern loss-absorbing capacity.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.23

78,485
Operating profit / (loss) before tax

2,376
Current tax (expense) / benefit

(468)
Foreign currency translation effects, before tax

(1,290)
Amortization of transitional CET1 purchase price allocation adjustments, net of tax

(350)
Other
1

(607)
Common equity tier 1 capital as of 31.3.24

78,147
Loss-absorbing additional tier 1 capital as of 31.12.23

13,892
Issuance of high-trigger loss-absorbing additional tier 1 capital

1,483
Interest rate risk hedge, foreign currency translation and other effects

(55)
Loss-absorbing additional tier 1 capital as of 31.3.24

15,320
Total going concern capital as of 31.12.23

92,377
Total going concern capital as of 31.3.24

93,467
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.23

538
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 31.3.24

537
TLAC-eligible unsecured debt as of 31.12.23

106,567
Issuance of TLAC-eligible senior unsecured debt

5,438
Call of TLAC-eligible senior unsecured debt

(3,970)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(2,424)
Interest rate risk hedge, foreign currency translation and other effects

(2,162)
TLAC-eligible unsecured debt as of 31.3.24

103,449
Total gone concern loss-absorbing capacity as of 31.12.23

107,106
Total gone concern loss-absorbing capacity as of 31.3.24

103,986
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.23

199,483
Total loss-absorbing capacity as of 31.3.24

197,453
1 Includes dividend accruals for the current year and movements related to other items.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

42
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.3.24 31.12.23
Total equity under IFRS Accounting Standards

85,766

86,639
Equity attributable to non-controlling interests

(506)

(531)
Defined benefit plans, net of tax

(935)

(965)
Deferred tax assets recognized for tax loss carry-forwards

(2,865)

(3,039)
Deferred tax assets for unused tax credits

(173)

(97)
Goodwill, net of tax
1

(5,738)

(5,750)
Intangible assets, net of tax

(811)

(894)
Compensation-related components (not recognized in net profit)

(1,548)

(2,186)
Expected losses on advanced internal ratings-based portfolio less provisions

(664)

(713)
Unrealized (gains) / losses from cash flow hedges, net of tax

3,621

3,109
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,308

1,291
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(72)

(89)
Prudential valuation adjustments

(316)

(368)
Accruals for dividends to shareholders for 2023

(2,240)

(2,240)
Transitional CET1 purchase price allocation adjustments, net of tax

3,966

4,316
Other
2

(650)

3
Total common equity tier 1 capital

78,147

78,485
1 Includes goodwill related to

significant investments in

financial institutions of USD

19m as of 31

March 2024 (USD 20m

as of 31 December

2023) presented on the

balance sheet line Investments

in associates.

2 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 22bn and

our CET1

capital by

USD 2.5bn as

of 31

March 2024

(31 December

2023: USD 24bn

and USD 2.6bn,
respectively)

and

decreased

our

CET1

capital

ratio

by

14 basis

points

(31

December

2023:

13 basis

points).
Conversely,

a

10%

appreciation

of

the

US

dollar

against

other

currencies

would

have

decreased

our

RWA

by
USD 20bn and our

CET1 capital by

USD 2.3bn (31 December

2023: USD 21bn and

USD 2.4bn, respectively) and
increased our CET1 capital ratio by 14 basis points (31

December 2023: 13 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 104bn

as

of

31

March

2024

(31

December

2023:

USD 114bn)

and

decreased

our

CET1

leverage

ratio

by
15 basis points

(31 December

2023: 15 basis

points). Conversely, a

10% appreciation

of the

US dollar

against other
currencies would have decreased our LRD by USD 94bn (31 December 2023:

USD 103bn) and increased our CET1
leverage ratio by 15 basis points (31 December

2023: 15 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

43
Estimated effect on capital from litigation,

regulatory and similar matters subject to

provisions and contingent
liabilities
We have estimated the

loss in capital that

we could incur

as a result of

the risks associated

with the matters

related
to

UBS AG

and

subsidiaries

described

in

“Note 15

Provisions

and

contingent

liabilities”

in

the

“Consolidated
financial

statements”

section

of

this

report.

We

have

employed

for

this

purpose

the

advanced

measurement
approach (AMA) methodology

that we use

when determining

the capital requirements

associated with

operational
risks, based on a

99.9% confidence level

over a 12-month horizon.

The methodology takes

into consideration UBS
and industry experience for the AMA

operational risk categories to which

those matters correspond, as well

as the
external environment affecting risks of these types, in

isolation from other areas. On this basis, with respect to the litigation,

regulatory

and

similar

matters

related

to

UBS AG and

subsidiaries,

we estimate

the

maximum loss

in
capital that we

could incur over

a 12-month period

as a result

of our risks

associated with these

operational risk
categories at USD 4.2bn as of 31 March 2024.

This estimate is not related

to and does not take into

account any
provisions

recognized

for

any

of

these

matters

and

does

not

constitute

a

subjective

assessment

of

our

actual
exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the first quarter of 2024, RWA decreased by USD

20.1bn to USD 526.4bn, primarily driven by decreases

of
USD 13.1bn resulting from

asset size and other

movements,

as well as USD 11.2bn

resulting from currency

effects,
partly offset by USD 4.2bn resulting from model

updates and methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.23
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
31.3.24
Credit and counterparty credit risk
2

345.3

(10.5)

(0.6)

(10.8)

323.5
Non-counterparty-related risk
3

34.4

(0.8)

(0.5)

33.1
Market risk

21.4

4.8

(1.8)

24.4
Operational risk

145.4

145.4
Total

546.5

(11.2)

4.2

(13.1)

526.4
1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.”

For more information, refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation

adjustments, equity exposures in

the banking book, investments in

funds and securitization exposures in the

banking book.

3 Non-
counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and

counterparty credit

risk RWA

were USD 323.5bn

as of

31 March

2024. The

decrease of

USD 21.8bn
included currency effects of USD 10.5bn.
Asset size and other movements resulted in

a USD 10.8bn decrease in RWA.

–
Non-core

and

Legacy

RWA

decreased

by

USD 10.3bn,

mainly

driven

by

our

actions

to

actively

unwind

the
portfolio, in addition to the natural roll-off.
–
Global Wealth Management RWA decreased by

USD 2.3bn, mainly driven by lower RWA from

loans.
–
Investment Bank RWA decreased by USD 0.7bn,

mainly due to lower RWA from derivatives

and loans.
–
Personal & Corporate Banking RWA increased

by USD 1.4bn.

–
Group Items

RWA increased

by USD 1.0bn,

mainly as

higher RWA

from the

high-quality liquid

asset portfolio

and
nostro accounts were partly offset by lower RWA

from securities financing transactions.
– Asset Management RWA increased by USD 0.1bn.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

44
Model updates

and methodology

changes resulted

in a

RWA decrease

of USD 0.6bn,

mainly reflecting

an RWA
decrease of

USD 1.5bn related

to the

recalibration of

certain multipliers

as a

result of

improvements to

models,
partly

offset

by

RWA

increases

from

model

updates

related

to

income-producing

real

estate,

derivatives,

and
securities financing transactions.
›
Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section and
“Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information about the realignment of the business divisions and the updates related to allocations from Group Treasury in the
first quarter of 2024
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market

risk

RWA increased

by

USD 3.0bn to

USD 24.4bn in

the

first

quarter of

2024,

driven

by

an

increase of
USD 4.8bn that stems

from the

FINMA-approved integration of

time decay

into regulatory VaR

and stressed VaR
for derivatives with optionality,

which was partly offset by an improvement in the profit and loss representation of derivatives with multiple underlyings.

This impact was partly offset

by a decrease of USD 1.8bn

from asset size and
other movements in

the Investment Bank

and in Non-core and

Legacy
.
The FINMA-agreed temporary

measure that
was

introduced

in

the

fourth

quarter

of

2022,

and

scheduled

to

be

lifted

with

the

implementation

of

the
aforementioned changes,

has not yet been

removed.

The temporary time decay RWA

buffer that was introduced
in the third quarter of 2021 has dropped to

an immaterial level.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA

were unchanged at

USD 145.4bn. In the

first quarter of

2024, we updated the

methodology
that we

use to

allocate operational

risk RWA

to the

business divisions

and Group

Items. The

updated allocation
reflects relative

changes in

financial metrics

and operational

losses as

observed at

year-end 2023,

following the
changes in

business

division perimeters.

The transfer

of certain

businesses

from Swiss

Bank (Credit

Suisse), previously
included in Personal & Corporate Banking, resulted in increased operational risk RWA allocation to Global Wealth
Management in the first quarter of 2024.
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the AMA models
Outlook

We expect

an RWA

reduction of

around USD 2bn

from credit

and counterparty credit

risk model

updates in

the
second quarter

of 2024,

mainly related

to the

recalibration of

certain multipliers

as a

result of

improvements to
models. This decrease in RWA is expected

to be offset by increases in the second

half of 2024, primarily as a result
of the

migration of

Credit Suisse

portfolios to

UBS models.

The extent

and timing

of RWA

changes may

vary as
model

updates

are

completed

and

receive

regulatory

approval,

along

with

changes

in

the

composition

of

the
relevant portfolios. Furthermore,

we expect exposures

in Non-core

and Legacy to

reduce as a

result of maturities
and active unwinding of positions.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

45
Risk-weighted assets, by business division and Group Items
1
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.3.24
Credit and counterparty credit risk
2

95.0

127.8

7.6

64.3

25.3

3.5

323.5
Non-counterparty-related risk
3

6.7

3.2

0.7

3.7

1.7

17.0

33.1
Market risk

2.2

0.6

0.0

17.9

3.7

0.0

24.4
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

167.1

150.9

15.6

110.2

57.9

24.7

526.4
31.12.23
Credit and counterparty credit risk
2

99.0

133.0

7.6

67.1

35.9

2.7

345.3
Non-counterparty-related risk
3

6.8

3.4

0.8

3.8

2.5

17.1

34.4
Market risk

1.8

0.2

0.0

13.8

5.6

0.0

21.4
Operational risk

59.4

17.6

7.2

25.0

30.0

6.2

145.4
Total

167.1

154.2

15.6

109.7

74.0

25.9

546.5
31.3.24 vs 31.12.23
Credit and counterparty credit risk
2

(4.0)

(5.2)

0.0

(2.9)

(10.6)

0.8

(21.8)
Non-counterparty-related risk
3

(0.1)

(0.2)

(0.1)

(0.1)

(0.7)

0.0

(1.2)
Market risk

0.4

0.3

0.0

4.1

(1.8)

0.0

3.0
Operational risk

3.8

1.7

0.0

(0.6)

(2.9)

(2.0)

0.0
Total

0.0

(3.3)

0.0

0.5

(16.1)

(1.2)

(20.1)
1 From the

first quarter of

2024 onward,

we have started

to further push

out risk-weighted

assets from Group

Items to the

business divisions.

Prior periods have

been restated to

reflect these changes.

Refer to
“Changes to segment reporting in 2024” in the “UBS

business divisions and Group Items” section, the “Equity attribution”

section and “Note 3 Segment reporting” in the “Consolidated financial statements” section
of this report for more information about the realignment of the business divisions.

2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the
banking book.

3 Non-counterparty-related risk includes

deferred tax assets recognized

for temporary differences

(31 March 2024: USD 16.4bn;

31 December 2023: USD

16.4bn), as well as

property, equipment,
software and other items (31 March 2024: USD 16.7bn; 31 December 2023: USD 18.0bn).

Leverage ratio denominator
During the first quarter of

2024, the LRD decreased by

USD 95.8bn to USD 1,599.6bn, driven by currency effects
of USD 56.3bn and asset size and other movements

of USD 39.4bn.

Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.23
Currency

effects
Asset size and

other
LRD as of

31.3.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,329.2

(47.7)

(45.5)

1,236.0
Derivatives

128.1

(2.8)

3.6

129.0
Securities financing transactions

165.4

(3.4)

4.4

166.5
Off-balance sheet items

79.9

(2.2)

(2.2)

75.5
Deduction items

(7.2)

(0.2)

0.2

(7.3)
Total

1,695.4

(56.3)

(39.4)

1,599.6
The LRD movements described below exclude

currency effects.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 45.5bn,
mainly due to

a decrease

in cash and

central bank

balances driven

by repayment

of funding

from the

Swiss National
Bank, lower lending balances and trading portfolio assets mainly in Non-core and Legacy, driven by our actions to actively

unwind

the

portfolio,

in

addition

to

the

natural

roll-off,

including

the

conclusion

of

an

investment
management agreement with Apollo. These decreases

were partly offset by higher trading portfolio assets, mainly in the Investment Bank,

driven by higher inventory held to hedge client

positions.
Derivative exposures increased by USD 3.6bn,

mainly driven by higher exposures in the Investment

Bank.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

46
Securities financing

transactions increased by

USD 4.4bn,

mainly due

to client-driven

increases in

the Investment
Bank, partly offset by roll-offs of excess

cash re-investments in Group Treasury.
Off-balance sheet items decreased by USD 2.2bn,

driven by a decrease in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the conclusion of the investment management agreement with Apollo
Leverage ratio denominator, by business division and Group Items
1
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.3.24
On-balance sheet exposures

494.2

414.4

5.6

231.3

76.8

13.7

1,236.0
Derivatives

9.9

5.4

0.0

92.5

21.3

(0.1)

129.0
Securities financing transactions

55.1

42.6

0.1

48.3

20.2

0.3

166.5
Off-balance sheet items

20.0

34.3

0.2

17.5

2.3

1.2

75.5
Items deducted from Swiss SRB tier 1 capital

(3.3)

1.7

(1.2)

(0.4)

(0.6)

(3.5)

(7.3)
Total

575.8

498.4

4.7

389.2

119.9

11.6

1,599.6
31.12.23
On-balance sheet exposures

514.4

442.8

5.8

235.3

117.7

13.2

1,329.2
Derivatives

8.7

3.2

0.0

90.6

25.5

0.1

128.1
Securities financing transactions

50.4

40.0

0.1

50.6

24.3

0.2

165.4
Off-balance sheet items

22.2

37.0

0.2

18.5

1.7

0.3

79.9
Items deducted from Swiss SRB tier 1 capital

(3.2)

1.9

(1.2)

(0.4)

(0.7)

(3.6)

(7.2)
Total

592.5

524.8

4.9

394.5

168.5

10.2

1,695.4
31.3.24 vs 31.12.23
On-balance sheet exposures

(20.2)

(28.4)

(0.2)

(4.0)

(40.9)

0.5

(93.1)
Derivatives

1.3

2.2

0.0

1.9

(4.2)

(0.2)

0.9
Securities financing transactions

4.7

2.6

0.0

(2.2)

(4.1)

0.1

1.0
Off-balance sheet items

(2.2)

(2.7)

0.0

(1.0)

0.6

0.9

(4.5)
Items deducted from Swiss SRB tier 1 capital

(0.2)

(0.1)

0.0

0.0

0.0

0.1

(0.1)
Total

(16.7)

(26.4)

(0.2)

(5.3)

(48.6)

1.4

(95.8)
1 From the first quarter of 2024 onward, we have started to further push out LRD from Group Items to the business divisions.

Prior periods have been restated to reflect these changes. Refer to “Changes to segment reporting in 2024” in

the “UBS business divisions

and Group Items” section,

the “Equity attribution”

section and “Note 3

Segment reporting” in

the “Consolidated financial statements”

section of this report

for
more information about the realignment of the business divisions.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

47
Equity attribution
As

of

1 January

2024,

we

have

updated

our

equity

attribution

framework.

Specifically,

we

have

increased

the
allocation of tangible equity to

the business divisions by

aligning the capital ratios for

risk-weighted assets (RWA)
and the leverage

ratio denominator (the

LRD) more closely

with our current

Group capital targets.

Alongside the
updates to our equity

attribution framework, we

have reflected the

increased allocation of

balance sheet resources
previously retained centrally.

As a result, Group

Items primarily retains

equity related to

deferred tax assets,

accruals
for shareholder

returns or

unrealized gains

/ losses

from cash

flow hedges.

Prior periods

have

been restated

to
reflect these changes.
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD

are converted to

common equity tier 1

(CET1) capital equivalents using

target capital ratios.

If the
attributed tangible equity calculated

under the weighted-driver approach

is less than

the CET1 capital

equivalent
of risk-based capital (RBC) for any

business division,

the CET1 capital equivalent of RBC

is used as a

floor for that
business division.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended
USD bn 31.3.24 31.12.23
1
31.3.23
1
Global Wealth Management

33.1

33.3

24.7
Personal & Corporate Banking

21.9

21.8

10.9
Asset Management

2.6

2.6

1.8
Investment Bank

17.0

16.8

14.7
Non-core and Legacy

10.6

9.5

1.1
Group Items
2

0.5

1.0

3.7
Average equity attributed to business divisions and Group Items

85.7

84.9

56.8
1 Prior periods

have been restated

to reflect the

changes to the

equity attribution framework.

2 Includes average attributed

equity related to

capital deduction items

for deferred tax

assets, dividend accruals

or
unrealized gains / losses from cash flow hedge.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Liquidity and funding management

48
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

increased

4.6 percentage

points

to
220.2%,

remaining above

the prudential

requirement communicated

by

the Swiss

Financial Market

Supervisory
Authority (FINMA).
The

movement in

the quarterly

average LCR

was primarily

driven by

an

increase in

high-quality

liquid assets

of
USD 7.0bn to USD 422.6bn, mostly driven by higher cash available from customer deposits and loan repayments.
The

average

net

cash

outflows

decreased

by

USD 0.7bn

to

USD 192.1bn,

reflecting

higher

net

inflows

from
securities financing

transactions and

lower outflows

from derivatives

and loan

commitments, which

were partly
offset by higher net outflows from customer deposits

and loans.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 1Q24
1
Average 4Q23
1
High-quality liquid assets

422.6

415.6
Net cash outflows
2

192.1

192.8
Liquidity coverage ratio (%)
3

220.2

215.7
1 Calculated based on an average of

61 data points in the first quarter

of 2024 and 63 data points in

the fourth quarter of 2023.

2 Represents the net cash outflows expected

over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of 31 March 2024, the net stable funding ratio of the

UBS Group increased 1.8 percentage points to 126.4%,
remaining above the prudential requirement

communicated by FINMA.

Available

stable

funding

decreased

by

USD 39.4bn

to

USD 887.0bn,

mostly

reflecting

decreases

in

customer
deposits, debt issued

and regulatory capital.

Required stable funding

decreased by USD 41.6bn

to USD 701.6bn,
predominantly reflecting lower lending assets,

mainly driven by negative currency effects.
›
Refer to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.3.24 31.12.23
Available stable funding

887.0

926.4
Required stable funding

701.6

743.2
Net stable funding ratio (%)

126.4

124.7

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

49
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2023, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business and

may differ from quarter-end positions.
Balance sheet assets (31 March 2024 vs

31 December 2023)
Total assets were USD 1,607.1bn as of

31 March 2024, a decrease of USD 110.1bn

compared with 31 December
2023.
Cash and balances at

central banks decreased

by USD 42.6bn, mainly due

to repayment of funding

from the Swiss
National Bank

(the SNB)

and currency

effects. Lending

assets decreased

by USD 33.6bn,

driven by

negative currency
effects of

approximately USD

28.4bn. Derivatives

and cash

collateral receivables

on derivative

instruments

decreased
by USD 20.3bn, mainly in Derivatives &

Solutions in the Investment Bank,

primarily reflecting decreases in foreign
currency contracts, where

the contracts in

place at the

end of

March 2024

had lower values

compared with the
contracts

in

place

at

the

end

of

December

2023,

as

well

as

reductions in

Non-core

and

Legacy.

Trading assets
decreased by USD 9.5bn,

mainly in

Non-core and Legacy,

reflecting the unwinding

of the

Credit Suisse

business,
including the closure of an investment management agreement

with Apollo, partly offset by higher inventory

held
to hedge client positions in Derivatives & Solutions.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group”

in the “Consolidated financial
statements” section of this report for more information about the conclusion of the investment management agreement with Apollo
Assets
As of % change from
USD bn 31.3.24 31.12.23 31.12.23
Cash and balances at central banks

271.5

314.1

(14)
Lending
1

627.4

661.0

(5)
Securities financing transactions at amortized cost

101.6

99.0

3
Trading assets

160.1

169.6

(6)
Derivatives and cash collateral receivables on derivative instruments

205.9

226.2

(9)
Brokerage receivables

22.8

21.0

8
Other financial assets measured at amortized cost

62.7

65.5

(4)
Other financial assets measured at fair value
2

101.7

106.3

(4)
Non-financial assets

53.2

54.5

(2)
Total assets

1,607.1

1,717.2

(6)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (31 March 2024 vs

31 December 2023)
Total liabilities

were USD 1,521.4bn

as of

31 March 2024,

a decrease

of USD 109.2bn

compared with

31 December
2023.
Derivatives and

cash collateral

payables on

derivative instruments

decreased by

USD 33.5bn, mainly

in Derivatives &
Solutions, primarily reflecting

decreases in foreign

currency contracts with

the same drivers

as on the

asset side and
a decrease in cash collateral

payables on derivative instruments

driven by decreases in derivative

financial assets, as
well as reductions in Non-core

and Legacy.

Short-term borrowings decreased

by USD 29.2bn, mainly related

to the
repayment

of

funding from

the

SNB,

as

well

as

net maturities

of

commercial paper

and

certificates of

deposit.
Customer

deposits

decreased

by

USD 28.0bn,

predominantly

reflecting

currency

effects

of

approximately
USD 25.6bn. Debt

issued designated

at fair value

and long-term debt

issued measured at

amortized cost

decreased
by USD 17.0bn, mainly driven by net redemption of debt issued designated at fair value in Derivatives & Solutions in the Investment Bank, and net maturities of

debt issued measured at amortized cost in Group

Treasury.
The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about our

funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

50
Liabilities and equity
As of

% change from
USD bn 31.3.24 31.12.23 31.12.23
Short-term borrowings
1,2

80.3

109.5

(27)
Securities financing transactions at amortized cost

13.0

14.4

(10)
Customer deposits

764.0

792.0

(4)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

310.6

327.6

(5)
Trading liabilities

35.8

34.2

5
Derivatives and cash collateral payables on derivative instruments

200.3

233.8

(14)
Brokerage payables

46.6

42.5

10
Other financial liabilities measured at amortized cost

21.4

20.9

2
Other financial liabilities designated at fair value

28.1

29.5

(5)
Non-financial liabilities

21.3

26.3

(19)
Total liabilities

1,521.4

1,630.6

(7)
Share capital

0.3

0.3

0
Share premium

13.0

13.2

(2)
Treasury shares

(5.2)

(4.8)

8
Retained earnings

76.4

74.9

2
Other comprehensive income
3

0.7

2.5

(73)
Total equity attributable to shareholders

85.3

86.1

(1)
Equity attributable to non-controlling interests

0.5

0.5

(5)
Total equity

85.8

86.6

(1)
Total liabilities and equity

1,607.1

1,717.2

(6)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 March 2024 vs 31 December 2023)
Equity attributable to shareholders decreased

by USD 848m to USD 85,260m as of 31

March 2024.
The decrease of USD 848m

was mainly driven by

net treasury share activity

that reduced equity by

USD 954m. This
was

predominantly

due

to

the

purchase

of

USD 1,002m

of

shares

in

relation

to

employee

share-based
compensation plans.

In addition,

total comprehensive

income attributable

to shareholders

was negative

USD 240m,
reflecting a net profit

of USD 1,755m and

negative other comprehensive

income (OCI) of USD 1,994m.

OCI mainly
included negative OCI related

to foreign currency translation

of USD 1,277m and negative

cash flow hedge OCI of
USD 583m.

These

decreases

were

partly

offset

by

deferred

share-based

compensation

awards

expensed

in

the

income
statement of USD 334m.

The payment of the 2023 dividend of USD 0.70 per

share, approved by shareholders at the 2024 Annual General
Meeting, reduced equity attributable to shareholders

by USD 2.3bn in the second quarter of 2024.
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

51
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23
Short-term borrowings 80.3 109.5 32.4 49.2 28.5 41.5 8.4 8.3 of which: amounts due to banks 47.9 71.0 10.0 20.4 28.1 41.1 3.5 3.1 of which: short-term debt issued
1,2
32.5 38.5 22.3 28.8 0.4 0.3 4.9 5.2
Securities financing transactions at amortized cost
13.0 14.4 8.6 7.8 1.5 2.4 2.6 3.3
Customer deposits 764.0 792.0 313.7 311.8 302.1 328.0 78.4 80.6 of which: demand deposits 222.0 240.9 56.1 57.4 101.4 114.9 35.1 38.3 of which: retail savings / deposits 175.5 186.1 29.6 28.9 141.7 152.6 4.1 4.5 of which: sweep deposits 37.6 41.0 37.6 41.0 0.0 0.0 0.0 0.0 of which: time deposits 328.8 324.0 190.3 184.4 58.9 60.5 39.2 37.8
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
2
310.6 327.6 177.0 185.8 41.6 44.7 65.3 69.6
Trading liabilities 35.8 34.2 11.0 12.6 1.4 1.1 10.1 9.3
Derivatives and cash collateral payables on derivative instruments
200.3 233.8 156.2 181.0 5.7 9.9 24.0 26.7
Brokerage payables 46.6 42.5 35.7 31.5 0.6 0.7 2.9 2.4
Other financial liabilities measured at amortized cost

21.4 20.9 11.5 11.3 4.2 3.9 1.9 2.0
Other financial liabilities designated at fair value
28.1 29.5 4.1 6.8 0.1 0.1 3.9 3.5
Non-financial liabilities
21.3 26.3 12.5 13.2 2.9 4.2 3.5 4.4
Total liabilities 1,521.4 1,630.6 762.7 810.9 388.5 436.5 200.7 210.0
1 Short-term debt issued consists of certificates

of deposit, commercial paper,

acceptances and promissory notes,

and other money market

paper.

2 The classification of debt

issued measured at amortized cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early
redemption features.
Off-balance sheet (31 March 2024 vs

31 December 2023)
Guarantees decreased by USD 4.3bn,

mainly driven by a

decrease in sponsored repo clearing in

Group Treasury,

as
well as currency effects.

Irrevocable loan commitments

decreased by USD 4.3bn,

primarily driven by

the unwinding
of

the

Credit

Suisse

business

in

Non-Core

and

Legacy,

as

well

as

currency

effects.

Committed

unconditionally
revocable credit lines decreased by USD 12.4bn, mainly reflecting currency effects.
Off-balance sheet
As of % change from
USD bn
31.3.24 31.12.23 31.12.23
Guarantees
1,2

39.6

43.9

(10)
Irrevocable loan commitments
1

87.3

91.6

(5)
Committed unconditionally revocable credit lines

150.9

163.3

(8)
Forward starting reverse repurchase and securities borrowing agreements

17.6

18.4

(4)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS Group first quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Share information and earnings

per share

52
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the first quarter of 2024 compared

with the fourth quarter of 2023.
We

held

256m

shares

as

of

31 March

2024,

of

which

121m

shares

had

been

acquired

under

our

2022

share
repurchase program for cancellation

purposes. The remaining 135m

shares are primarily held

to hedge our

share
delivery obligations related to employee share-based

compensation and participation plans.
Treasury

shares

held

increased

by

2m

shares

in

the

first

quarter

of

2024.

This

mainly

reflected

25.0m

shares
purchased

from

the

market

to

hedge

future

share

delivery

obligations

related

to

employee

share-based
compensation awards, largely offset by the

delivery of treasury shares under our share-based

compensation plans.
Shares

acquired

under

our

2022

program

totaled

121m

as

of

31 March

2024

for

a

total

acquisition

cost

of
USD 2,277m (CHF 2,138m). This program concluded on 28 March 2024 and the 121m shares repurchased under this program will

be canceled by

means of

a capital

reduction, pending approval

by the

shareholders at a

future
Annual General Meeting.

On

3 April

2024,

we

launched

a

new

2024

share

repurchase

program

of

up

to

USD 2bn

over

two

years.

As
previously communicated, we expect

to repurchase up

to USD 1bn of

our shares in

2024, commencing after

the
completion of the merger of UBS AG and Credit

Suisse AG.

›
Refer to the “Recent developments” section of this report for more information about the integration of Credit
Suisse
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended
31.3.24 31.12.23 31.3.23
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

1,755

(279)

1,029
Less: (profit) / loss on own equity derivative contracts

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

1,755

(279)

1,029
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,205,234,203

3,225,500,133

3,072,799,315
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money options and warrants outstanding
2

159,939,399

123,601
3

140,868,722
Weighted average shares outstanding for diluted EPS

3,365,173,602

3,225,623,734

3,213,668,037
Earnings per share (USD)
Basic

0.55

(0.09)

0.33
Diluted

0.52

(0.09)

0.32
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,524,635,722
Treasury shares
4

255,661,512

253,233,437

472,352,835
of which: related to the 2021 share repurchase program

62,548,000
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

298,537,950
Shares outstanding

3,206,426,210

3,208,854,285

3,052,282,887
Potentially dilutive instruments
5

11,621,246

163,417,391
3

4,859,813
Other key figures
Total book value per share (USD)

26.59

26.83

18.59
Tangible book value per share (USD)

24.29

24.49

16.54
Share price (USD)
6

30.74

31.01

21.07
Market capitalization (USD m)
7

106,440

107,355

74,276
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

2 The weighted average number of shares
for notional employee

awards with

performance conditions

reflects all

potentially dilutive

shares that

are expected to

vest under

the terms of

the awards.

3 Due to

the net loss

in the

fourth quarter

of 2023,
155,065,831 weighted average

potential shares from

unvested notional share

awards were not

included in the

calculation of diluted

EPS as they

were not dilutive

for the quarter

ended 31 December 2023.

Such
shares are only taken into account

for the diluted EPS calculation when their

conversion to ordinary shares would decrease

earnings per share or increase the

loss per share, in accordance

with IAS 33, Earnings per
Share.

4 Based on a settlement date view.

5 Reflects potential shares that could dilute basic EPS in the future,

but were not dilutive

for any of the periods presented. Mainly includes equity-based awards subject
to absolute and relative performance conditions and equity derivative contracts. For the quarter ended 31 December 2023, also includes 155,065,831 weighted average potential shares from unvested notional share
awards that were not included in the calculation

of diluted EPS as they were not dilutive.

6 Represents the share price as listed

on the SIX Swiss Exchange, translated

to US dollars using the closing exchange

rate
as of the respective date.

7 The calculation of market

capitalization was amended in the second quarter

of 2023 to reflect total shares issued

multiplied by the share price at the end

of the period. The calculation
was previously based on total shares outstanding multiplied by the share price at the end of the period. Market capitalization was increased by USD 10.0bn as of 31 March 2023 as a result.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group first quarter 2024 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial statements
(unaudited)
54
Income statement
55
Statement of comprehensive income
56
Balance sheet
57
Statement of changes in equity
58
Statement of cash flows
59
1

Basis of accounting
60
2

Accounting for the acquisition of the Credit Suisse Group
61
3

Segment reporting
62
4

Net interest income
63
5

Net fee and commission income
63
6

Other income
63
7

Personnel expenses
64
8

General and administrative expenses
64
9

Expected credit loss measurement
70
10
Fair value measurement
76
11

Derivative instruments
77
12

Other assets and liabilities
78
13

Debt issued designated at fair value
78
14

Debt issued measured at amortized cost

15
Provisions and contingent liabilities

UBS Group first quarter 2024 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

54
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended
USD m Note 31.3.24 31.12.23 31.3.23
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

10,078

10,036

4,777
Interest expense from financial instruments measured at

amortized cost
4

(9,724)

(9,440)

(3,814)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4

1,585

1,498

425
Net interest income 4

1,940

2,095

1,388
Other net income from financial instruments measured

at fair value through profit or loss

4,182

3,158

2,681
Fee and commission income 5

7,080

6,409

5,053
Fee and commission expense 5

(588)

(629)

(447)
Net fee and commission income 5

6,492

5,780

4,606
Other income 6

124

(179)

69
Total revenues

12,739

10,855

8,744
Credit loss expense / (release) 9

106

136

38
Personnel expenses 7

6,949

7,061

4,620
General and administrative expenses 8

2,413

2,999

2,065
Depreciation, amortization and impairment of non-financial

assets

895

1,409

525
Operating expenses

10,257

11,470

7,210
Operating profit / (loss) before tax

2,376

(751)

1,495
Tax expense / (benefit)

612

(473)

459
Net profit / (loss)

1,764

(278)

1,037
Net profit / (loss) attributable to non-controlling interests

9

1

8
Net profit / (loss) attributable to shareholders

1,755

(279)

1,029
Earnings per share (USD)
Basic

0.55

(0.09)

0.33
Diluted

0.52

(0.09)

0.32

UBS Group first quarter 2024 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

55

Statement of comprehensive income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Comprehensive income attributable to shareholders
1
Net profit / (loss)

1,755

(279)

1,029
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(3,473)

4,197

236
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

2,182

(2,620)

(127)
Foreign currency translation differences on foreign operations reclassified to the income statement

0

60

(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to the income statement

1

(25)

(1)
Income tax relating to foreign currency translations, including the effect of net investment hedges

13

(15)

(2)
Subtotal foreign currency translation, net of tax

(1,277)

1,597

106
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

0

8

2
Net realized (gains) / losses reclassified to the income statement from equity

0

(4)

0
Income tax relating to net unrealized gains / (losses)

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

0

3

2
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(1,246)

1,803

387
Net (gains) / losses reclassified to the income statement from equity

544

566

349
Income tax relating to cash flow hedges

119

(399)

(130)
Subtotal cash flow hedges, net of tax

(583)

1,970

606
Cost of hedging
Cost of hedging, before tax

(9)

(24)

(5)
Income tax relating to cost of hedging

0

0

0
Subtotal cost of hedging, net of tax

(9)

(24)

(5)
Total other comprehensive income that may be reclassified to the income statement, net of tax

(1,870)

3,546

709
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(62)

164

25
Income tax relating to defined benefit plans

6

(33)

6
Subtotal defined benefit plans, net of tax

(56)

131

31
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(69)

(731)

69
Income tax relating to own credit on financial liabilities designated at fair value

2

10

(17)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(68)

(721)

51
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(124)

(591)

83
Total other comprehensive income

(1,994)

2,956

791
Total comprehensive income attributable to shareholders

(240)

2,677

1,820
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

9

1

8
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(14)

17

5
Total comprehensive income attributable to non-controlling interests

(5)

18

13
Total comprehensive income
Net profit / (loss)

1,764

(278)

1,037
Other comprehensive income

(2,008)

2,973

796
of which: other comprehensive income that may be reclassified to the income statement

(1,870)

3,546

709
of which: other comprehensive income that will not be reclassified to the income statement

(138)

(573)

87
Total comprehensive income

(245)

2,695

1,833
1 Refer to the “Group performance” section of this report for more information.

UBS Group first quarter 2024 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

56

Balance sheet
USD m Note 31.3.24 31.12.23
Assets
Cash and balances at central banks

271,527

314,148
Amounts due from banks

22,143

21,161
Receivables from securities financing transactions measured at amortized cost

101,650

99,039
Cash collateral receivables on derivative instruments 11

46,714

50,082
Loans and advances to customers 9

605,283

639,844
Other financial assets measured at amortized cost 12

62,750

65,498
Total financial assets measured at amortized cost

1,110,067

1,189,773
Financial assets at fair value held for trading 10

160,104

169,633
of which: assets pledged as collateral that may be sold or repledged by counterparties

49,382

51,263
Derivative financial instruments 10, 11

159,229

176,084
Brokerage receivables 10

22,796

21,037
Financial assets at fair value not held for trading 10

99,612

104,018
Total financial assets measured at fair value through profit or loss

441,741

470,773
Financial assets measured at fair value through other comprehensive income 10

2,078

2,233
Investments in associates

2,250

2,373
Property, equipment and software

16,770

17,849
Goodwill and intangible assets

7,384

7,515
Deferred tax assets

10,614

10,682
Other non-financial assets 12

16,217

16,049
Total assets

1,607,120

1,717,246
Liabilities
Amounts due to banks

47,857

70,962
Payables from securities financing transactions measured at amortized cost

12,961

14,394
Cash collateral payables on derivative instruments

11

37,293

41,582
Customer deposits

763,959

792,029
Debt issued measured at amortized cost

14

226,251

237,817
Other financial liabilities measured at amortized cost

12

21,356

20,851
Total financial liabilities measured at amortized cost

1,109,677

1,177,633
Financial liabilities at fair value held for trading

10

35,758

34,159
Derivative financial instruments 10, 11

163,042

192,181
Brokerage payables designated at fair value

10

46,628

42,522
Debt issued designated at fair value 10, 13

116,806

128,289
Other financial liabilities designated at fair value 10, 12

28,140

29,484
Total financial liabilities measured at fair value through profit or loss

390,374

426,635
Provisions and contingent liabilities

15

10,914

12,250
Other non-financial liabilities

12

10,388

14,089
Total liabilities

1,521,354

1,630,607
Equity
Share capital

346

346
Share premium

12,972

13,216
Treasury shares

(5,157)

(4,796)
Retained earnings

76,436

74,880
Other comprehensive income recognized directly in equity, net of tax

663

2,462
Equity attributable to shareholders

85,260

86,108
Equity attributable to non-controlling interests

506

531
Total equity

85,766

86,639
Total liabilities and equity

1,607,120

1,717,246

UBS Group first quarter 2024 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

57

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2024
2

13,562

(4,796)

74,880

2,462

5,584

(3,109)

86,108
Acquisition of treasury shares

(1,008)
3

(1,008)
Delivery of treasury shares under share-based compensation

plans

(595)

627

32
Other disposal of treasury shares

1

20
3

21
Share-based compensation expensed in the income statement

334

334
Tax (expense) / benefit

5

5
Equity classified as obligation to purchase own shares

1

1
Translation effects recognized directly in retained earnings

(72)

72

72

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

11

(3)

8
Total comprehensive income for the period

1,631

(1,870)

(1,277)

(583)

(240)
of which: net profit / (loss)

1,755

1,755
of which: OCI, net of tax

(124)

(1,870)

(1,277)

(583)

(1,994)
Balance as of 31 March 2024
2

13,318

(5,157)

76,436

663

4,307

(3,621)

85,260
Non-controlling interests as of 31 March 2024

506
Total equity as of 31 March 2024

85,766
Balance as of 1 January 2023
2

13,850

(6,874)

50,004

(103)

4,128

(4,234)

56,876
Acquisition of treasury shares

(2,270)
3

(2,270)
Delivery of treasury shares under share-based compensation

plans

(798)

845

47
Other disposal of treasury shares

(4)

57
3

53
Share-based compensation expensed in the income statement

199

199
Tax (expense) / benefit

7

7
Equity classified as obligation to purchase own shares

22

22
Translation effects recognized directly in retained earnings

24

(24)

(24)

0
Share of changes in retained earnings of associates and

joint ventures

0

0
New consolidations / (deconsolidations) and other increases

/ (decreases)

0

0
Total comprehensive income for the period

1,111

709

106

606

1,820
of which: net profit / (loss)

1,029

1,029
of which: OCI, net of tax

83

709

106

606

791
Balance as of 31 March 2023
2

13,275

(8,242)

51,140

581

4,234

(3,652)

56,754
Non-controlling interests as of 31 March 2023

352
Total equity as of 31 March 2023

57,106
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes treasury shares acquired and
disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives,

and to hedge certain issued structured debt instruments.

These acquisitions and disposals are
reported based on the sum of the net monthly movements.

UBS Group first quarter 2024 report |
Consolidated financial statements |

UBS Group AG interim consolidated financial

statements (unaudited)

58
Statement of cash flows
Year-to-date
USD m 31.3.24 31.3.23
Cash flow from / (used in) operating activities
Net profit / (loss)

1,764

1,037
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets

895

525
Credit loss expense / (release)

106

38
Share of net (profits) / loss of associates and joint ventures and impairment related to associates

(58)

(10)
Deferred tax expense / (benefit)

144

(28)
Net loss / (gain) from investing activities

12

(87)
Net loss / (gain) from financing activities

(3,460)

3,442
Other net adjustments
1

16,762

(816)
Net change in operating assets and liabilities:
1
Amounts due from banks and amounts due to banks

1,547

1,855
Receivables from securities financing transactions measured at amortized cost

(5,686)

7,827
Payables from securities financing transactions measured at amortized cost

(71)

5,666
Cash collateral on derivative instruments

(692)

(1,891)
Loans and advances to customers

6,401

(483)
Customer deposits

(2,545)

(22,226)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

(4,422)

(6,125)
Brokerage receivables and payables

2,577

(4,618)
Financial assets at fair value not held for trading and other financial assets and liabilities

2,891

(7,182)
Provisions and other non-financial assets and liabilities

(4,035)

(1,483)
Income taxes paid, net of refunds

(585)

(545)
Net cash flow from / (used in) operating activities

11,544
2

(25,106)
Cash flow from / (used in) investing activities
Purchase of property, equipment and software

(413)

(375)
Disposal of property, equipment and software

28

0
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

550

10
Purchase of debt securities measured at amortized cost

(851)

(4,255)
Disposal and redemption of debt securities measured at amortized cost

2,002

2,225
Net cash flow from / (used in) investing activities

1,315

(2,396)
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(22,082)
Net issuance (repayment) of short-term debt measured at amortized cost

(5,851)

(2,429)
Net movements in treasury shares and own equity derivative

activity

(973)

(2,191)
Issuance of debt designated at fair value and long-term debt measured at amortized cost

28,469

26,811
Repayment of debt designated at fair value and long-term debt measured at amortized cost

(39,137)

(23,193)
Inflows from securities financing transactions measured at amortized cost
3

1,000
Outflows from securities financing transactions measured at amortized cost
3

(2,052)
Net cash flows from other financing activities

(192)

(126)
Net cash flow from / (used in) financing activities

(40,818)

(1,128)
Total cash flow
Cash and cash equivalents at the beginning of the period

340,311

195,321
Net cash flow from / (used in) operating, investing and financing activities

(27,959)

(28,629)
Effects of exchange rate differences on cash and cash equivalents
1

(12,852)

747
Cash and cash equivalents at the end of the period
4

299,499

167,439
of which: cash and balances at central banks
5

271,527

144,099
of which: amounts due from banks
5

20,014

13,439
of which: money market paper
5,6

7,958

9,901
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

14,382

7,047
Interest paid in cash

12,123

5,859
Dividends on equity investments, investment funds and associates received in cash
7

582

525
1 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivale nts are presented within the Other net adjustments line. Does not include foreign currency hedge effects related to foreign

exchange swaps.

2 Includes cash receipts from

the sale of loans and

loan commitments of USD 7,464m

within the Non-core and Legacy

business division.

3 Reflects cash flows
from securities financing transactions

measured at amortized cost that use UBS debt instruments as the underlying.

4 USD 5,592m and USD 4,137m of Cash and cash equivalents (mainly reflected in Amounts due
from banks) were restricted as of

31 March 2024 and 31 March 2023,

respectively. The

amount as of 31 March 2024

includes cash and cash equivalents

pledged to the depositor protection

system in Switzerland,
following new requirements that became

effective in the fourth

quarter of 2023. Refer

to ”Note 23 Restricted and transferred

financial assets” in the ”Consolidated

financial statements” section of the

UBS Group
Annual report 2023 for more information.

5 Includes only balances with an original maturity of three months or less.

6 Money market paper is included in the balance sheet under Financial assets at fair value not held for trading (31 March 2024: USD 6,854m; 31 March 2023: USD 9,644m), Other financial assets measured at amortized cost (31 March 2024: USD 221m; 31 March 2023: USD 218m), Financial assets measured at fair value through other comprehensive income (31

March 2024: USD 420m; 31 March 2023: USD 0m) and

Financial assets at fair value held for trading

(31 March 2024: USD 463m; 31 March 2023: USD 39m).

7 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

59
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2023, except for the changes described in this Note and changes in segment reporting as set out in Note 3. These
interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with

UBS Group AG’s

audited
consolidated financial statements in

the UBS Group Annual Report

2023 and the “Management

report” sections
of this report. In the opinion of management, all necessary adjustments have been made for a fair presentation of
the Group’s financial position, results

of operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS Group Annual Report

2023.
Amendments to IAS 12,

Income Taxes
UBS

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of

minor amendments to

IFRS Accounting Standards

became effective from

1 January 2024 and

have
had no material effect on the Group.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1,
Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management performance

measures (MPMs); and
–
enhanced guidance on

aggregation / disaggregation of

information on the

face of financial

statements and in
the notes thereto.
IFRS 18 will be

effective from 1 January

2027 and will

also apply to

comparative information. UBS will

first apply
these new

requirements in

the Annual

Report 2027

and, for

interim reporting,

in the

first quarter

2027 interim
report. UBS is assessing the impact of the new

requirements on its reporting, but expects limited impact. UBS will take the opportunity to

refine the grouping of

items in the

primary financial statements and in

the notes thereto
based on new principles of aggregation and

disaggregation in IFRS 18.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

60
Note 1

Basis of accounting (continued)
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.24 31.12.23 31.3.23 31.3.24 31.12.23 31.3.23
1 CHF

1.11

1.19

1.09

1.13

1.13

1.08
1 EUR

1.08

1.10

1.08

1.08

1.08

1.08
1 GBP

1.26

1.28

1.23

1.26

1.25

1.22
100 JPY

0.66

0.71

0.75

0.67

0.68

0.75
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates,

weighted according

to the

income and expense

volumes of

all operations

of the

Group with the

same functional

currency for each

month. Weighted

average rates

for individual business
divisions may deviate from the weighted average rates for the Group.

Note 2

Accounting for the acquisition of the Credit

Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group AG,

succeeding by

operation of

Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the

former
direct and indirect subsidiaries of

Credit Suisse Group AG. The acquisition

of Credit Suisse Group AG constituted

a
business combination under IFRS 3,
Business Combinations
, and was required to be accounted for by applying the
acquisition method of accounting.

IFRS 3 measurement period adjustments

for the acquisition of the Credit Suisse

Group
The acquisition of

Credit Suisse Group

AG was made

without the ordinary

due diligence procedures

and outside
the conventional time

frame for an

acquisition of

this scale and

nature. As

such, complete

information about all
relevant facts and circumstances as of

the acquisition date were not practically available to

UBS at the time when
the initial acquisition accounting was applied for the purpose of the UBS Group second quarter 2023 report, with the amounts that form part of

the business combination accounting therefore considered

provisional and subject
to further measurement period

adjustments if new

information about facts

and circumstances existing on

the date
of the acquisition is obtained

within one year from the acquisition

date. The acquisition of Credit Suisse

Group AG
resulted

in

provisional

negative

goodwill

of

USD 27.7bn.

No

adjustments

were

made

to

the

acquisition

date
accounting during the first quarter of 2024.
For details

of the

accounting for

the acquisition,

including measurement

period adjustments,

refer to

“Note 1a
Material

accounting

policies”

and

“Note 2

Accounting

for

the

acquisition

of

the

Credit

Suisse

Group”

in

the
“Consolidated

financial

statements”

section

of

the

UBS

Group

Annual

Report

2023.

For

changes

to

segment
reporting, including change in business division

perimeters,

refer to Note 3.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

61
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Conclusion of an investment management agreement

with Apollo and the transfer of senior

secured
asset-based financing
In

the

first

quarter

of

2024,

Credit

Suisse

entered

into

agreements

with

entities

managed

by

Atlas

Securitized
Products Management Holdings

(Atlas) and

other affiliates

of Apollo Management

Holdings (collectively,

Apollo)
to

conclude

the

investment

management

agreement

under

which

Atlas

has

managed

Credit

Suisse’s

retained
portfolio of

assets of

its

former securitized

products group.

Following the

closure of

this

agreement,

the assets
previously managed by Atlas are to be managed in

Non-core and Legacy.

The parties also agreed to conclude the
transition services

agreement under

which Credit

Suisse has

provided services

to Atlas.

In addition,

Credit Suisse
AG entered into

an agreement

with Apollo

Capital Management

(ACM) and

other parties

managed, controlled

and
/ or advised

by ACM or

its affiliates (collectively, the Assignees)

to transfer USD 8.0bn

of senior secured

asset-based
financing, with

USD 6.0bn funded

as of

31 December 2023

recognized as

financial assets

at fair

value held

for
trading

at

a

fair

value

of

USD 5.5bn

and

the

remaining

notional

of

USD 2.0bn

recognized

as

derivative

loan
commitments at

a fair

value of

USD 0.15bn. As

part of

the loan

transfer,

Credit Suisse

AG extended

a one-year
USD 750m senior

swingline facility

to the

Assignees, which

is accounted

for as

an off

-balance sheet

irrevocable
commitment as of

31 March 2024. In

the first quarter

of 2024, the

UBS Group recognized a

net gain of

USD 0.3bn
from the conclusion of the investment management

agreement and the assignment of the loan facilities.
Derecognition of loans and loan commitments
In addition to the

transfers with Apollo

noted above, during

the first quarter

of 2024 the

Group recognized further
gains of USD 0.4bn from exiting certain loans and loan commitments acquired as a result of the acquisition of the
Credit Suisse Group,

including USD 0.2bn in

relation to the securitized

products book and USD

0.2bn in relation to
the corporate lending book, mainly driven by disposals to third parties and natural roll-offs, accelerated by actions to actively unwind the portfolio in Non-core and Legacy.

Note 3

Segment reporting
As part of

the continued refinement

of UBS’s reporting

structure and organizational setup,

in the first

quarter of
2024 certain

changes were

made, with

an impact

on segment

reporting for

UBS’s business

divisions and

Group
Items. Prior-period information has been adjusted

for comparability. The changes are as follows:
–
Change

in

business

division

perimeters:
UBS

has

transferred

certain

businesses

from

Swiss

Bank

(Credit
Suisse),

previously

included

in

Personal

&

Corporate

Banking,

to

Global

Wealth

Management.

The

change
predominantly related to the high

net worth client segment and

represents approximately USD 72bn

in invested
assets and approximately

USD 0.6bn in annualized

revenues. A

number of

other smaller

business shifts

were also
executed between the business divisions in the

first quarter of 2024.

–
Changes to Group Treasury allocations:
UBS has allocated to the business divisions nearly all Group Treasury costs that historically were

retained and reported in

Group Items. Costs continued

to be retained in Group

Items
include costs related to hedging

and own debt, and deferred

tax asset funding costs. UBS

has also aligned the
internal funds

transfer pricing

methodologies applied

by Credit

Suisse entities

to UBS’s

funds transfer

pricing
methodology.

These

changes

resulted

in

funding

costs

of

approximately

USD 0.3bn,

for

2023,

moving

from
Group Items

to the

business divisions,

predominantly related

to the

second half

of 2023.

In parallel

with the
changes noted above, UBS

has increased the

allocation of balance sheet

resources from Group Treasury

to the
business divisions.
–
Updated

cost allocations:
UBS has

reallocated USD 0.3bn

of annualized

costs from

Non-core and

Legacy to
the

business

divisions,

with

the

aim

of

avoiding

stranded

costs

in

Non-core

and

Legacy

at

the

end

of

the
integration process.
Following the

collective changes

outlined above,

prior-period information

for the

first quarter

of 2023

has been
restated, resulting in decreases

in Operating profit /

(loss) before tax of

USD 3m for Global Wealth

Management,
USD 1m for Personal

& Corporate

Banking and of

USD 11m for Group

Items, and increases

in Operating profit

/
(loss) before tax

of USD 1m

for Asset Management

and USD 15m

for the Investment

Bank, with

no change to

Non-
core and Legacy.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

62
Note 3

Segment reporting (continued)
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD 98.4bn

in

Global

Wealth

Management, USD 13.3bn

in

Personal

&

Corporate Banking,

USD 28.9bn

in

the
Investment

Bank

and

USD

28.6bn

in

Non-core

and

Legacy

with

a

corresponding

decrease

of

total

assets

of
USD 169.2bn in Group Items.
These changes had no effect on the reported

results or financial position of the Group.
›
Refer to the “Management report” sections of this report and the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information about the Group’s business divisions
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the quarter ended 31 March 2024
Total revenues

6,143

2,423

776

2,751

1,001

(355)

12,739
Credit loss expense / (release)

(3)

44

0

32

36

(2)

106
Operating expenses

5,044

1,404

665

2,164

1,011

(33)

10,257
Operating profit / (loss) before tax

1,102

975

111

555

(46)

(320)

2,376
Tax expense / (benefit)

612
Net profit / (loss)

1,764
As of 31 March 2024
Total assets

552,990

460,290

22,316

412,686

145,858

12,979

1,607,120
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the quarter ended 31 March 2023
1
Total revenues

4,788

1,277

503

2,365

23

(211)

8,744
Credit loss expense / (release)

15

16

0

7

0

0

38
Operating expenses

3,561

663

408

1,866

699

14

7,210
Operating profit / (loss) before tax

1,212

598

95

492

(676)

(225)

1,495
Tax expense / (benefit)

459
Net profit / (loss)

1,037
As of 31 December 2023
1
Total assets

567,648

483,794

21,804

428,269

201,453

14,277

1,717,246
1 Comparative-period information has been restated for Group Treasury allocations.

Note 4

Net interest income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Interest income from loans and deposits
1

9,089

9,201

4,106
Interest income from securities financing transactions measured at amortized cost
2

1,217

1,085

766
Interest income from other financial instruments measured

at amortized cost

347

340

259
Interest income from debt instruments measured at fair

value through other comprehensive income

27

28

23
Interest income from derivative instruments designated as cash flow hedges

(602)

(617)

(376)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

10,078

10,036

4,777
Interest expense on loans and deposits
3

5,439

5,213

1,994
Interest expense on securities financing transactions measured at amortized cost
4

495

412

365
Interest expense on debt issued

3,740

3,761

1,429
Interest expense on lease liabilities

50

53

26
Total interest expense from financial instruments measured at amortized cost

9,724

9,440

3,814
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

355

597

962
Net interest income from financial instruments measured at fair value through profit or loss and other

1,585

1,498

425
Total net interest income

1,940

2,095

1,388
1 Consists of interest

income from cash and

balances at central

banks, amounts due

from banks, and

cash collateral receivables

on derivative instruments,

as well as negative

interest on amounts

due to banks,
customer deposits, and cash collateral

payables on derivative instruments.

2 Includes interest income on receivables

from securities financing transactions

and negative interest, including fees,

on payables from
securities financing transactions.

3 Consists of

interest expense on

amounts due to

banks, cash

collateral payables

on derivative

instruments, and

customer deposits,

as well as

negative interest on

cash and
balances at central banks, amounts due from banks,

and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative interest,
including fees, on receivables from securities financing transactions.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

63
Note 5

Net fee and commission income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Underwriting fees

194

189

127
M&A and corporate finance fees

259

224

178
Brokerage fees

1,150

725

880
Investment fund fees

1,257

1,223

1,178
Portfolio management and related services

3,051

2,966

2,210
Other

1,169

1,081

479
Total fee and commission income
1

7,080

6,409

5,053
of which: recurring

4,407

4,318

3,413
of which: transaction-based

2,641

2,048

1,616
of which: performance-based

32

43

24
Fee and commission expense

588

629

447
Net fee and commission income

6,492

5,780

4,606
1 Includes third-party fee and commission income for the

first quarter of 2024 of USD 3,986m for Global Wealth

Management (fourth quarter of 2023: USD 3,690m; first quarter of

2023: USD 3,145m), USD 708m
for Personal &

Corporate Banking (fourth

quarter of 2023:

USD 691m; first quarter

of 2023: USD 449m),

USD 941m for Asset Management

(fourth quarter of 2023:

USD 961m; first quarter

of 2023: USD 687m)
USD 1,332m for the Investment Bank (fourth quarter

of 2023: USD 1,240m; first quarter of 2023:

USD 770m), USD 5m for Group Items (fourth quarter of 2023:

negative USD 233m; first quarter of 2023: USD 3m)
and USD 108m for

Non-core and Legacy

(fourth quarter of

2023: USD 60m; first

quarter of 2023:

USD 0m). Comparative-period

information has been

restated for changes

in business division

perimeters, Group
Treasury allocations and Non-core and Legacy cost allocations.

Refer to the “Management report” section of this report and Note 3 for more information.

Note 6

Other income
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

(1)

20

2
Net gains / (losses) from disposals of investments in associates and joint ventures

(2)

4

0
Share of net profits of associates and joint ventures

58

(465)
2

10
Total

55

(442)

12
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income

0

4

0
Income from properties
3

14

13

4
Net gains / (losses) from properties held for sale

(1)

1

0
Other

56
4

245
5

54
6
Total other income

124

(179)

69
1 Includes foreign exchange gains / (losses) reclassified

from other comprehensive income related to the

disposal or closure of foreign operations.

2 Includes a USD 508m share of proportionate

impairment losses
reflected in the

SIX Group profit

and loss, of

which USD 317m was

reported in Personal

and Corporate Banking

and USD 190m was

reported in Global Wealth

Management.

3 Includes rent received

from third
parties.

4 Effective from the first quarter of

2024, fees received from mortgage-servicing

rights are reflected within “Net fee

and commission income.”

Fees received from mortgage-servicing

rights received in the
first quarter of 2024

amounted to USD 71m.

5 Includes income of USD 75m

related to mortgage-servicing rights

and income of USD 41m related

to insurance and similar

contracts acquired as part

of the Credit
Suisse Group

6 Includes income of USD 35m due to extinguishment gains on own bonds.

Note 7

Personnel expenses
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Salaries and variable compensation
1

5,863

5,728

3,885
of which: variable compensation – financial advisors
2

1,267

1,176

1,111
Contractors

86

90

70
Social security

409

431

279
Post-employment benefit plans

367

544
3

236
Other personnel expenses

225

268

151
Total personnel expenses

6,949

7,061

4,620
1 Includes role-based

allowances.

2 Consists of

cash and deferred

compensation awards

and is based

on compensable revenues

and firm tenure

using a formulaic

approach. Also includes

expenses related to
compensation commitments with

financial advisors entered

into at the

time of recruitment

that are subject

to vesting requirements.

3 Includes a

USD 245m increase

in the pension

plan obligation of

the Swiss
pension plan of Credit Suisse following the decision to align that pension plan to UBS’s Swiss pension plan.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

64
Note 8

General and administrative expenses
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Outsourcing costs

423

478

248
Technology costs

588

564

322
Consulting, legal and audit fees

403

565

181
Real estate and logistics costs

289

400

142
Market data services

199

212

113
Marketing and communication

115

159

52
Travel and entertainment

72

90

54
Litigation, regulatory and similar matters
1

(5)

8

721
Other

330

523

232
Total general and administrative expenses

2,413

2,999

2,065
1 Reflects the net increase / (decrease) in provisions

for litigation, regulatory and similar matters recognized in the income statement. The current quarter includes a decrease in acquired contingent liabilities measured under IFRS 3 of USD 50m as well as changes in other provisions for litigation measured under IAS 37 of USD 45m (refer to Note 15b for more information).

Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss expenses in the first quarter of

2024

were USD 106m, reflecting USD 45m net releases related
to performing positions and USD 151m net

expenses on credit-impaired positions.
Stage 1 and 2 net releases of USD 45m primarily

related

to releases in Non-core and Legacy,

mainly due to
repayments and stage transfers from performing

to credit impaired. Such releases

also included

net releases from
scenario effects of USD 13m across Global Wealth

Management,

the Investment Bank and Personal & Corporate
Banking. Credit loss expenses of USD 151m for

credit-impaired positions are substantially

distributed across Non-
core and Legacy, Personal & Corporate Banking

and the Investment Bank.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.3.24
Global Wealth Management

(12)

7

2

(3)
Personal & Corporate Banking

(13)

64

(7)

44
Asset Management

0

0

0

0
Investment Bank

7

26

(1)

32
Non-core and Legacy

(26)

37

25

36
Group Items

(2)

0

0

(2)
Total

(45)

133

18

106
For the quarter ended 31.12.23
1
Global Wealth Management

(12)

3

0

(8)
Personal & Corporate Banking

(14)

95

4

85
Asset Management

0

0

0

(1)
Investment Bank

(13)

60

1

48
Non-core and Legacy

(1)

25

(9)

15
Group Items

(2)

0

0

(2)
Total

(43)

183

(4)

136
For the quarter ended 31.3.23
Global Wealth Management

15

0

15
Personal & Corporate Banking

15

0

16
Asset Management

0

0

0
Investment Bank

(5)

12

7
Non-core and Legacy

0

0

0
Group Items

0

0

0
Total

26

12

38
1

Comparative-period information has been restated for changes in business division perimeters. Refer to “Changes to segment reporting in 2024” in the “UBS business divisions and Group Items” section and “Note
3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

65
Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of the economic

and political conditions prevailing

in the first quarter of 2024

through a series of
governance meetings,

with input

and feedback

from UBS Risk

and Finance

experts across

the business

divisions and
regions. ECLs

for Credit

Suisse AG positions

were

calculated based

on Credit

Suisse AG’s models,

including the
same scenarios

and scenario weight inputs as for

UBS’s existing business activity.
UBS

kept scenarios

and scenario

weights in

line

with those

applied

in the

2023

annual reporting.

The

baseline
scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

31 March

2024.

The

assumptions

on

a
calendar-year basis are

included in the table

below and imply a

more optimistic outlook

for the US and Switzerland
for 2024. The outlook for the US for 2025 is

marginally less optimistic, while that for

Switzerland is unchanged.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged. Refer to the table below.

Post-model adjustments
Total

stage 1 and 2

allowances and provisions

were USD 1,026m as

of 31 March 2024

and included post-model
adjustments

of

USD 286m

(31 December

2023:

USD 326m).

Post-model

adjustments are

intended

to

cover for
uncertainty levels, including

the geopolitical situation

and to

align outputs

for Credit

Suisse model

with those of
UBS for dedicated

segments. During the

first quarter 2024,

post-model adjustments

decreased by USD 40m

due to
higher model driven outputs, exposure decreases and foreign exchange translation.
Comparison of shock factors
Baseline
Key parameters
2023 2024 2025
Real GDP growth (annual percentage change)
US

2.5

2.3

1.4
Eurozone

0.5

0.6

1.2
Switzerland

0.8

1.3

1.5
Unemployment rate (%, annual average)
US

3.6

3.9

4.1
Eurozone

6.5

6.7

6.8
Switzerland

2.0

2.3

2.3
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

4.1

4.1
EUR

2.0

2.2

2.2
CHF

0.7

0.7

0.7
Real estate (annual percentage change, Q4)

US

5.2

2.5

2.0
Eurozone

(1.0)

0.9

2.6
Switzerland

0.1

1.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario
31.3.24 31.12.23 31.3.23
Baseline

60.0

60.0

60.0
Mild debt crisis

15.0

15.0
–
Stagflationary geopolitical crisis

25.0

25.0

25.0
Global crisis

– –

15.0

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

66
Note 9

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
USD m 31.3.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

271,527

271,378

17

0

132

(55)

0

(25)

0

(30)
Amounts due from banks

22,143

22,042

65

0

36

(24)

(6)

0

0

(18)
Receivables from securities financing transactions measured at amortized cost

101,650

101,650

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

46,714

46,714

0

0

0

0

0

0

0

0
Loans and advances to customers

605,283

571,497

28,773

3,742

1,272

(1,700)

(362)

(284)

(920)

(134)
of which: Private clients with mortgages

251,891

239,416

11,319

923

233

(196)

(55)

(92)

(39)

(10)
of which: Real estate financing

90,220

84,485

5,444

179

111

(64)

(27)

(28)

(9)

0
of which: Large corporate clients

29,008

23,954

3,917

689

447

(580)

(91)

(83)

(318)

(87)
of which: SME clients

24,276

20,506

2,745

951

74

(442)

(64)

(32)

(335)

(11)
of which: Lombard

150,759

149,153

931

549

126

(61)

(7)

(1)

(41)

(12)
of which: Credit cards

1,840

1,402

399

38

0

(40)

(6)

(10)

(23)

0
of which: Commodity trade finance

5,358

5,169

165

11

12

(123)

(17)

(2)

(104)

0
of which: Ship / aircraft financing

8,777

7,998

776

3

0

(47)

(40)

(7)

0

0
of which: Consumer financing

2,912

2,629

199

35

49

(64)

(20)

(19)

(24)

0
Other financial assets measured at amortized cost

62,750

61,988

574

166

22

(134)

(35)

(9)

(83)

(6)
of which: Loans to financial advisors

2,615

2,430

70

115

0

(49)

(6)

(1)

(43)

0
Total financial assets measured at amortized cost

1,110,067

1,075,268

29,428

3,908

1,463

(1,915)

(405)

(318)

(1,003)

(189)
Financial assets measured at fair value through other comprehensive income

2,078

2,078

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,112,145

1,077,346

29,428

3,908

1,463

(1,915)

(405)

(318)

(1,003)

(189)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

41,744

40,211

1,314

173

45

(64)

(27)

(18)

(19)

1
of which: Large corporate clients

8,643

7,710

841

78

14

(25)

(10)

(11)

(4)

0
of which: SME clients

2,670

2,274

286

86

23

(9)

(4)

(3)

(2)

1
of which: Financial intermediaries and hedge funds

20,920

20,865

55

0

0

(11)

(8)

(3)

0

0
of which: Lombard

3,959

3,947

6

5

0

(7)

0

0

(7)

0
of which: Commodity trade finance

2,088

2,077

11

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

87,292

82,700

4,335

230

27

(173)

(112)

(54)

(13)

6
of which: Large corporate clients

48,060

44,281

3,682

77

21

(152)

(93)

(47)

(13)

0
Forward starting reverse repurchase and securities borrowing agreements

17,649

17,649

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

150,918

148,116

2,616

186

0

(89)

(73)

(15)

0

0
of which: Real estate financing

12,318

11,616

703

0

0

(10)

(10)

0

0

0
of which: Large corporate clients

16,793

16,422

358

12

0

(25)

(18)

(7)

0

0
of which: SME clients

10,548

10,205

313

30

0

(36)

(31)

(5)

0

0
of which: Lombard

61,036

60,901

133

1

0

0

0

0

0

0
of which: Credit cards

10,049

9,560

485

4

0

(9)

(8)

(2)

0

0
Irrevocable committed prolongation of existing loans

3,719

3,709

7

3

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

301,322

292,385

8,271

593

72

(328)

(215)

(88)

(32)

7
Total allowances and provisions

(2,243)

(620)

(406)

(1,035)

(182)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

67
Note 9

Expected credit loss measurement (continued)
USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

314,148

314,025

18

0

106

(48)

0

(26)

0

(22)
Amounts due from banks

21,161

21,107

17

0

38

(12)

(6)

(1)

0

(5)
Receivables from securities financing transactions measured at amortized cost

99,039

99,039

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

50,082

50,082

0

0

0

0

0

0

0

0
Loans and advances to customers

639,844

611,019

24,408

2,869

1,548

(1,698)

(423)

(289)

(862)

(123)
of which: Private clients with mortgages

268,616

256,614

10,695

929

378

(209)

(62)

(97)

(39)

(11)
of which: Real estate financing

97,817

92,084

5,367

270

97

(103)

(41)

(31)

(21)

(11)
of which: Large corporate clients

30,084

25,671

3,182

700

532

(575)

(105)

(70)

(312)

(89)
of which: SME clients

25,957

22,155

2,919

754

129

(402)

(71)

(42)

(277)

(13)
of which: Lombard

156,353

156,299

3

50

0

(41)

(13)

(11)

(17)

0
of which: Credit cards

2,041

1,564

438

39

0

(42)

(6)

(11)

(24)

0
of which: Commodity trade finance

5,727

5,662

25

22

18

(130)

(18)

(1)

(111)

0
of which: Ship / aircraft financing

9,214

8,920

273

4

17

(51)

(48)

(3)

0

(1)
of which: Consumer financing

2,982

2,795

92

38

57

(59)

(22)

(17)

(20)

0
Other financial assets measured at amortized cost

65,498

64,311

968

158

61

(151)

(41)

(10)

(94)

(5)
of which: Loans to financial advisors

2,615

2,422

79

114

0

(49)

(4)

(1)

(44)

0
Total financial assets measured at amortized cost

1,189,773

1,159,583

25,410

3,027

1,753

(1,911)

(473)

(326)

(956)

(156)
Financial assets measured at fair value through other comprehensive income

2,233

2,233

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,192,006

1,161,816

25,410

3,027

1,753

(1,911)

(473)

(326)

(956)

(156)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

46,191

44,487

1,495

151

58

(73)

(28)

(22)

(23)

0
of which: Large corporate clients

9,267

8,138

1,023

89

17

(31)

(11)

(13)

(7)

0
of which: SME clients

2,839

2,469

337

31

2

(14)

(4)

(5)

(5)

0
of which: Financial intermediaries and hedge funds

22,922

22,876

46

0

0

(12)

(8)

(3)

0

0
of which: Lombard

5,045

5,045

0

0

0

(1)

0

0

(1)

0
of which: Commodity trade finance

2,037

2,027

9

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

91,643

87,080

4,297

218

48

(178)

(117)

(51)

(14)

4
of which: Large corporate clients

50,696

46,708

3,881

59

48

(149)

(94)

(41)

(12)

(2)
Forward starting reverse repurchase and securities borrowing agreements

18,444

18,444

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

163,256

160,456

2,654

146

0

(95)

(78)

(17)

0

0
of which: Real estate financing

15,846

15,033

813

0

0

(14)

(11)

(3)

0

0
of which: Large corporate clients

17,139

16,678

454

8

0

(23)

(17)

(6)

0

0
of which: SME clients

11,658

11,253

375

29

0

(38)

(33)

(5)

0

0
of which: Lombard

77,618

77,618

0

1

0

0

0

0

0

0
of which: Credit cards

10,458

9,932

522

4

0

(10)

(8)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,608

4,593

11

4

0

(4)

(4)

0

0

0
Total off-balance sheet financial instruments and other credit lines

324,141

315,060

8,456

519

106

(350)

(226)

(90)

(37)

3
Total allowances and provisions

(2,261)

(700)

(416)

(993)

(153)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

68
Note 9

Expected credit loss measurement (continued)
The table

below provides information

about the gross

carrying amount of

exposures subject to

ECL and

the ECL
coverage ratio for

UBS’s core loan portfolios

(i.e.,
Loans and advances

to customers

and

Loans to financial

advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair

value through

other comprehensive

income

are not included

in the

table below, due

to their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Coverage ratios for core loan portfolio 31.3.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

252,087

239,471

11,412

962

243

8

2

81

6

406

395
Real estate financing

90,284

84,512

5,472

188

111

7

3

50

6

493

0
Total real estate lending

342,372

323,984

16,884

1,150

354

8

3

71

6

420

270
Large corporate clients

29,587

24,045

4,001

1,008

534

196

38

208

62

3,160

1,632
SME clients

24,718

20,570

2,777

1,286

85

179

31

114

41

2,602

1,305
Total corporate lending

54,305

44,615

6,777

2,293

619

188

35

169

53

2,847

1,587
Lombard

150,820

149,160

932

590

138

4

0

10

1

699

840
Credit cards

1,879

1,408

410

61

0

211

41

256

89

3,802

0
Commodity trade finance

5,481

5,186

168

115

12

224

32

144

35

9,044

0
Ship / aircraft financing

8,823

8,038

782

3

0

53

50

84

53

0

0
Consumer financing

2,976

2,649

218

59

49

215

77

884

138

4,093

31
Other loans and advances to customers

40,327

36,818

2,886

389

234

21

9

31

11

657

626
Loans to financial advisors

2,664

2,435

71

157

0

186

23

160

27

2,716

0
Total other lending

212,971

205,695

5,466

1,375

434

22

6

91

9

1,900

606
Total
1

609,647

574,295

29,127

4,819

1,406

29

6

98

11

1,998

953
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

7,907

7,590

289

29

0

7

6

34

7

24

0
Real estate financing

13,652

12,919

732

0

0

7

8

0

7

0

0
Total real estate lending

21,559

20,509

1,021

29

0

7

7

4

7

23

0
Large corporate clients

73,534

68,451

4,881

168

35

28

18

133

25

995

0
SME clients

15,269

14,438

678

130

23

34

29

216

38

181

0
Total corporate lending

88,803

82,889

5,559

297

58

29

20

143

27

640

0
Lombard

68,645

68,477

161

7

0

1

0

1

0

9,921

0
Credit cards

10,049

9,560

485

4

0

9

8

34

9

0

0
Commodity trade finance

4,446

4,429

18

0

0

6

6

127

6

0

0
Ship / aircraft financing

1,643

1,643

0

0

0

13

12

0

13

0

0
Consumer financing

167

167

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

48,923

48,619

304

0

0

3

2

114

3

0

0
Other off-balance sheet commitments

39,437

38,444

723

256

14

6

4

40

4

257

0
Total other lending

173,310

171,338

1,691

267

14

3

2

49

3

493

0
Total
2

283,672

274,736

8,271

593

72

12

8

106

11

543

0
Total on- and off-balance sheet
3

893,319

849,030

37,399

5,412

1,479

23

7

100

11

1,838

860
1 Includes Loans and

advances to customers and

Loans to financial advisors,

which are presented on

the balance sheet line Other

financial

assets measured at amortized

cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

69
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

268,825

256,675

10,792

968

389

8

2

90

6

399

283
Real estate financing

97,920

92,124

5,398

290

108

11

4

57

7

713

980
Total real estate lending

366,745

348,800

16,190

1,258

497

9

3

79

6

472

434
Large corporate clients

30,660

25,775

3,252

1,012

620

188

41

215

60

3,083

1,429
SME clients

26,359

22,226

2,961

1,031

142

153

32

141

45

2,689

893
Total corporate lending

57,019

48,001

6,213

2,042

762

172

37

180

53

2,884

1,329
Lombard

156,394

156,312

15

67

0

3

1

7,616

2

2,487

0
Credit cards

2,083

1,571

449

63

0

200

40

253

87

3,801

0
Commodity trade finance

5,858

5,681

26

133

18

223

32

365

34

8,333

6
Ship / aircraft financing

9,265

8,968

276

4

17

56

54

99

55

0

315
Consumer financing

3,041

2,817

110

58

57

195

79

1,559

135

3,422

7
Other loans and advances to customers

41,136

39,293

1,419

105

320

21

10

39

11

3,981

0
Loans to financial advisors

2,665

2,426

80

159

0

185

17

122

20

2,793

0
Total other lending

220,442

217,068

2,373

589

412

21

7

210

9

4,376

8
Total
1

644,206

613,869

24,777

3,889

1,671

27

7

117

11

2,329

737
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

9,782

9,505

261

15

0

6

5

27

6

40

0
Real estate financing

17,107

16,281

826

0

0

9

8

44

9

0

0
Total real estate lending

26,889

25,786

1,088

15

0

8

7

40

8

40

0
Large corporate clients

77,103

71,524

5,357

157

65

26

17

111

24

1,217

242
SME clients

16,762

15,868

812

80

2

40

29

196

37

640

0
Total corporate lending

93,865

87,392

6,170

236

67

29

19

122

26

1,022

221
Lombard

86,173

86,173

0

1

0

0

0

0

0

0

0
Credit cards

10,458

9,932

522

4

0

10

8

35

10

0

0
Commodity trade finance

4,640

4,628

13

0

0

6

5

151

6

0

0
Ship / aircraft financing

1,053

1,053

0

0

0

26

26

0

26

0

0
Consumer financing

153

153

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

42,578

42,325

253

0

0

3

3

142

3

0

0
Other off-balance sheet commitments

39,887

39,174

411

263

39

7

4

111

5

453

0
Total other lending

184,944

183,438

1,199

268

39

3

2

85

3

486

0
Total
2

305,697

296,616

8,456

519

106

11

8

107

10

717

0
Total on- and off-balance sheet
3

949,904

910,485

33,233

4,408

1,777

22

7

114

11

2,140

675
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line

Other financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

70
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first three

months of 2024, assets and

liabilities that were transferred from

Level 2 to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
116,980 30,734 12,390 160,104 118,975 28,045 22,613 169,633
of which: Equity instruments

103,929

344

247

104,520

102,602

1,403

321

104,325
of which: Government bills / bonds

5,972

6,652

35

12,659

6,995

8,763

73

15,830
of which: Investment fund units

6,022

1,943

234

8,198

8,392

1,124

129

9,645
of which: Corporate and municipal bonds

1,052

16,152

1,045

18,250

984

12,801

1,284

15,069
of which: Loans

0

5,499

10,606

16,105

0

3,837

19,618

23,456
of which: Asset-backed securities

4

139

119

262

3

112

133

248
Derivative financial instruments
1,146 155,710 2,373 159,229 622 172,903 2,559 176,084
of which: Foreign exchange

416

61,337

197

61,951

347

78,060

253

78,659
of which: Interest rate

0

52,144

402

52,546

0

55,190

407

55,597
of which: Equity / index

0

36,489

1,186

37,675

0

34,174

1,299

35,473
of which: Credit

0

2,590

434

3,024

0

3,456

513

3,969
of which: Commodities

7

3,001

2

3,011

1

1,869

13

1,883
Brokerage receivables

0

22,796

0

22,796

0

21,037

0

21,037
Financial assets at fair value not held for trading

31,065

59,843

8,704

99,612

30,717

64,865

8,435

104,018
of which: Financial assets for unit-linked investment contracts

16,458

25

0

16,482

15,877

7

0

15,884
of which: Corporate and municipal bonds

60

14,532

217

14,809

62

16,722

215

17,000
of which: Government bills / bonds

14,065

7,019

0

21,083

14,306

4,801

0

19,107
of which: Loans

0

3,710

2,167

5,878

0

4,252

2,258

6,510
of which: Securities financing transactions

0

32,840

98

32,938

0

36,857

52

36,909
of which: Asset-backed securities

0

1,169

500

1,668

0

1,525

180

1,704
of which: Auction rate securities

0

0

1,211

1,211

0

0

1,208

1,208
of which: Investment fund units

371

458

688

1,517

367

548

678

1,592
of which: Equity instruments

111

1

3,017

3,130

105

38

3,097

3,241
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income

67

2,011

0

2,078

68

2,165

0

2,233
of which: Commercial paper and certificates of deposit

0

1,783

0

1,783

0

1,948

0

1,948
of which: Corporate and municipal bonds

67

179

0

246

68

207

0

276
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities

6,466

0

0

6,466

5,930

0

0

5,930
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

35

35

0

0

31

31
Total assets measured at fair value 155,725
271,093 23,502 450,320 156,312 289,015 33,639 478,966

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

71
Note 10

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading

26,785

8,771

202

35,758

27,684

6,315

161

34,159
of which: Equity instruments

18,996

294

66

19,356

18,266

248

92

18,606
of which: Corporate and municipal bonds

34

6,966

132

7,132

28

4,981

62

5,071
of which: Government bills / bonds

6,596

1,232

0

7,828

8,559

905

0

9,464
of which: Investment fund units

1,159

216

3

1,378

832

118

4

954
Derivative financial instruments
967 156,208 5,867 163,042 771 185,815 5,595 192,181
of which: Foreign exchange

372

58,684

51

59,107

457

89,394

36

89,887
of which: Interest rate

0

49,966

307

50,273

0

52,673

246

52,920
of which: Equity / index

0

41,522

4,302

45,825

0

38,046

3,333

41,380
of which: Credit

0

3,205

525

3,731

0

4,081

619

4,700
of which: Commodities

3

2,618

20

2,642

0

1,437

21

1,458
of which: Loan commitments measured at FVTPL

0

127

555

682

0

135

1,037

1,172
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value

0

46,628

0

46,628

0

42,522

0

42,522
Debt issued designated at fair value

0

102,823

13,983

116,806

0

113,012

15,276

128,289
Other financial liabilities designated at fair value

0

25,490

2,650

28,140

0

26,878

2,606

29,484
of which: Financial liabilities related to unit-linked investment contracts

0

16,612

0

16,612

0

15,992

0

15,992
of which: Securities financing transactions

0

5,121

0

5,121

0

7,416

0

7,416
of which: Over-the-counter debt instruments and others

0

3,757

2,650

6,407

0

3,471

2,606

6,076
Total liabilities measured at fair value
27,752 339,920 22,703 390,374 28,454 374,542 23,638 426,635
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended
USD m 31.3.24 31.12.23 31.3.23
Reserve balance at the beginning of the period

404

396

422
Profit / (loss) deferred on new transactions

42

54

91
(Profit) / loss recognized in the income statement

(62)

(48)

(113)
Foreign currency translation

0

1

0
Reserve balance at the end of the period

384

404

399
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 31.3.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value
1

(1,315)

(1,287)
of which: debt issued designated at fair value

(1,334)

(1,297)
of which: other financial liabilities designated at fair value

19

10
Credit valuation adjustments
2

(118)

(145)
Funding and debit valuation adjustments

(107)

(116)
Other valuation adjustments

(2,135)

(2,654)
of which: liquidity

(1,588)

(2,051)
of which: model uncertainty

(547)

(603)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

72
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
31 March 2024 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2023.
Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
31.3.24 31.12.23
USD bn 31.3.24 31.12.23 31.3.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.3

1.5

0.1

0.1
Relative value to
market comparable Bond price equivalent

8

126

98

5

126

99
points
Discounted expected
cash flows Discount margin

486

486

486

135

491

463
basis
points
Traded loans,

loans
measured at fair value,
loan commitments and
guarantees

12.9

22.0

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

142

83

1

120

88
points
Discounted expected
cash flows Credit spread

19

2,374

513

19

2,681

614
basis
points
Market comparable
and securitization
model Credit spread

122

1,803

310

162

1,849

318
basis
points
Option model Gap risk

0

2

0

0

2

0
%
Auction rate securities

1.2

1.2
Discounted expected
cash flows Credit spread

135

208

151

135

205

150
basis
points
Investment fund units
3

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.4

3.4

0.1

0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4

14.0

15.3
Other financial liabilities
designated at fair value

2.7

2.6
Discounted expected
cash flows Funding spread

106

201

51

201
basis
points
Derivative financial instruments
Interest rate

0.4

0.4

0.3

0.2
Option model Volatility of interest rates

41

87

45

154
basis
points
Volatility of inflation

1

6

1

6
%
IR-to-IR correlation

3

100

4

100
%
Credit

0.4

0.5

0.5

0.6
Discounted expected
cash flows
Credit spreads

3

1,804

1

2,421
basis
points
Credit correlation

50

66

50

66
%
Credit volatility

60

60

60

60
%
Bond price equivalent

1

133

2

242
points
Recovery rates

0

100

14

100
%
Equity / index

1.3

1.3

4.3

3.3
Option model Equity dividend yields

0

19

0

17
%
Volatility of equity stocks,
equity and other indices

4

152

4

142
%
Equity-to-FX correlation

(35)

78

(40)

77
%
Equity-to-equity correlation

(50)

100

(50)

100
%
Loan commitments
measured at FVTPL

0.5

1.0
Relative value to
market comparable
Loan price equivalent

10

100

35

102
points
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of values

given the diverse nature

of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The equivalent

derivative instrument parameters

for debt issued

or embedded derivatives

for over-the-counter

debt
instruments are presented in the respective derivative financial instruments lines in this table.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

73
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
31.3.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

441

(407)

635

(600)
Securities financing transactions

37

(33)

30

(32)
Auction rate securities

39

(25)

67

(21)
Asset-backed securities

54

(58)

39

(36)
Equity instruments

447

(428)

430

(413)
Investment fund units

142

(144)

135

(137)
Loan commitments measured at FVTPL

148

(176)

313

(343)
Interest rate derivatives, net

209

(102)

217

(103)
Credit derivatives, net

117

(117)

140

(131)
Foreign exchange derivatives, net

4

(4)

5

(4)
Equity / index derivatives, net

563

(498)

521

(443)
Other

126

(141)

281

(276)
Total

2,327

(2,133)

2,815

(2,538)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

74
Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the three months ended 31 March 2024
2
Financial assets at fair value held for trading

22.6

(0.2)

(0.0)

0.4

(8.9)

0.9

(3.4)

1.6

(0.7)

(0.1)

12.4
of which: Equity instruments

0.3

(0.0)

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.1)

(0.0)

0.2
of which: Corporate and municipal bonds

1.3

(0.1)

(0.0)

0.3

(0.4)
0.0

(0.0)

0.0

(0.0)

(0.0)

1.0
of which: Loans

19.6

0.4

(0.0)

0.0

(7.8)

0.9

(3.3)

1.4

(0.5)

(0.0)

10.6
Derivative financial instruments – assets

2.6

0.1

0.1

0.0

(0.0)

0.4

(0.4)

0.1

(0.3)

(0.0)

2.4
of which: Interest rate

0.4

0.1

0.1

0.0

(0.0)

0.1

(0.1)

0.0

(0.1)

0.0

0.4
of which: Equity / index

1.3

(0.1)

(0.1)
0.0

(0.0)

0.3

(0.2)

0.0

(0.1)

(0.0)

1.2
of which: Credit

0.5

(0.0)

0.0
0.0

(0.0)

0.0

(0.1)

0.1

(0.1)

(0.0)

0.4
Financial assets at fair value not held for trading

8.4

(0.0)

(0.1)

0.1

(0.1)

0.4

(0.4)

0.4

(0.1)

(0.1)

8.7
of which: Loans

2.3

0.1

0.1

0.0

(0.0)

0.2

(0.3)
0.0

(0.1)

(0.0)

2.2
of which: Auction rate securities

1.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

3.1

(0.0)

(0.1)

0.0

(0.0)

0.0

(0.0)
0.0 0.0

(0.1)

3.0
Derivative financial instruments – liabilities

5.6

0.3

0.3
0.0

(0.2)

1.6

(1.2)

0.3

(0.6)

(0.0)

5.9
of which: Interest rate

0.2

0.1

0.1
0.0 0.0

0.0

(0.1)

0.0

(0.0)

0.0

0.3
of which: Equity / index

3.3

0.5

0.4
0.0

(0.0)

1.5

(0.8)

0.2

(0.3)

(0.0)

4.3
of which: Credit

0.6

(0.0)

(0.0)
0.0

(0.0)

0.1

(0.2)

0.1

(0.1)

(0.0)

0.5
of which: Loan commitments measured at FVTPL

1.0

(0.1)

(0.1)
0.0

(0.2)

0.0

(0.0)

0.0

(0.2)

(0.0)

0.6
Debt issued designated at fair value

15.3

0.2

0.2
0.0 0.0

1.6

(1.4)

0.9

(2.5)

(0.1)

14.0
Other financial liabilities designated at fair value

2.6

(0.2)

(0.1)

0.0

(0.0)

0.0

(0.3)

0.5

(0.0)

(0.0)

2.7
For the three months ended 31 March 2023
Financial assets at fair value held for trading

1.5

0.1

0.1

0.1

(0.6)

0.1
0.0

0.1

(0.1)

0.0

1.1
of which: Investment fund units

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.0)

0.0

0.0
of which: Corporate and municipal bonds

0.5

0.0

0.0

0.1

(0.2)
0.0 0.0

0.0

(0.0)

0.0

0.4
of which: Loans

0.6

0.0

0.0

0.0

(0.4)

0.1
0.0

0.0

(0.0)

(0.0)

0.3
Derivative financial instruments – assets

1.5

(0.1)

(0.1)
0.0 0.0

0.2

(0.1)

0.0

(0.1)

0.0

1.3
of which: Interest rate

0.5

(0.0)

(0.0)
0.0 0.0

0.0

(0.0)
0.0

(0.1)

(0.0)

0.4
of which: Equity / index

0.7

(0.1)

(0.1)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

0.0

0.6
of which: Credit

0.3

0.0

0.0
0.0 0.0 0.0

(0.0)

0.0

(0.0)

0.0

0.3
Financial assets at fair value not held for trading

3.7

0.0

0.0

0.3

(0.2)
0.0 0.0

0.0

(0.0)

0.0

3.8
of which: Loans

0.7

0.0

0.0

0.1
0.0 0.0 0.0

0.0

(0.0)

(0.0)

0.8
of which: Auction rate securities

1.3

0.0

0.0
0.0

(0.0)
0.0 0.0 0.0 0.0 0.0

1.3
of which: Equity instruments

0.8

0.0

0.0

0.1

(0.1)
0.0 0.0

0.0
0.0

0.0

0.9
Derivative financial instruments – liabilities

1.7

0.1

0.1
0.0 0.0

0.4

(0.2)

0.0

0.1

0.0

2.1
of which: Interest rate

0.1

(0.0)

(0.0)
0.0 0.0

0.1

(0.0)
0.0

0.2

(0.0)

0.4
of which: Equity / index

1.2

0.1

0.1
0.0 0.0

0.2

(0.1)

0.0

(0.0)

0.0

1.4
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

0.0

0.0

(0.0)

0.0

0.3
Debt issued designated at fair value

10.5

0.4

0.4
0.0 0.0

1.3

(1.3)

0.3

(0.7)

0.0

10.5
Other financial liabilities designated at fair value

0.7

0.0

0.0
0.0 0.0

0.1

(0.0)
0.0

(0.2)

(0.0)

0.6
1 Net gains / losses included

in comprehensive income are recognized

in Net interest income and

Other net income from financial

instruments measured at fair value

through profit or loss in

the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in the

Statement of comprehensive

income.

2 Total

Level 3 assets as

of 31 March 2024

were USD 23.5bn
(31 December 2023: USD 33.6bn). Total Level 3 liabilities as of 31 March 2024 were USD 22.7bn (31 December 2023:

USD 23.6bn).

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

75
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2023.
Financial instruments not measured at fair value
31.3.24 31.12.23
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

271.5

271.5

314.1

314.1
Amounts due from banks

22.1

22.2

21.2

21.2
Receivables from securities financing transactions measured at amortized cost

101.6

101.7

99.0

99.0
Cash collateral receivables on derivative instruments

46.7

46.7

50.1

50.1
Loans and advances to customers

605.3

600.2

639.8

633.7
Other financial assets measured at amortized cost

62.8

60.7

65.5

64.0
Liabilities
Amounts due to banks

47.9

47.8

71.0

71.0
Payables from securities financing transactions measured at amortized cost

13.0

12.9

14.4

14.4
Cash collateral payables on derivative instruments

37.3

37.3

41.6

41.5
Customer deposits

764.0

764.8

792.0

792.9
Debt issued measured at amortized cost

226.3

230.9

237.8

241.3
Other financial liabilities measured at amortized cost
1

16.2

16.0

15.3

15.2
1 Excludes lease liabilities.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

76
Note 11

Derivative instruments
a) Derivative instruments
As of 31.3.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

52.5

50.3

3,469

21,010
Credit derivatives

3.0

3.7

206
Foreign exchange

62.0

59.1

7,014

224
Equity / index

37.7

45.8

1,439

92
Commodities

3.0

2.6

152

20
Other
3

1.0

1.5

182
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

159.2

163.0

12,461

21,346
Further netting potential not recognized on the balance

sheet
5

(141.5)

(147.9)
of which: netting of recognized financial liabilities / assets

(115.7)

(115.7)
of which: netting with collateral received / pledged

(25.8)

(32.1)
Total derivative financial instruments, after consideration of further netting potential

17.7

15.2
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate

55.6

52.9

3,524

20,074
Credit derivatives

4.0

4.7

275
Foreign exchange

78.7

89.9

6,913

180
Equity / index

35.5

41.4

1,397

95
Commodities

2.0

1.6

143

16
Other
3

0.4

1.6

117
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

176.1

192.2

12,369

20,366
Further netting potential not recognized on the balance

sheet
5

(162.8)

(167.9)
of which: netting of recognized financial liabilities / assets

(133.0)

(133.0)
of which: netting with collateral received / pledged

(29.8)

(35.0)
Total derivative financial instruments, after consideration of further netting potential

13.3

24.2
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables

on derivative instruments

and was not material

for all periods presented.

3 Includes mainly Loan commitments

measured at FVTPL, as

well as unsettled purchases

and sales of non-
derivative financial instruments for which the changes in the fair value between trade date and settlement date are recognized as derivative financial instruments.

4 Financial assets and liabilities are presented net
on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to

settle on a net basis or to

realize the asset and settle the liability

simultaneously.

5 Reflects the netting potential

in accordance with enforceable master netting and

similar
arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section
of the UBS Group Annual Report 2023 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
31.3.24
Payables
31.3.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting

Standards
1

46.7

37.3

50.1

41.6
Further netting potential not recognized on the balance

sheet
2

(28.8)

(22.6)

(32.9)

(26.4)
of which: netting of recognized financial liabilities / assets

(26.0)

(19.8)

(29.7)

(23.2)
of which: netting with collateral received / pledged

(2.8)

(2.8)

(3.2)

(3.2)
Cash collateral on derivative instruments, after consideration of further netting potential

17.9

14.7

17.2

15.2
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 22

Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

77
Note 12

Other assets and liabilities

a) Other financial assets measured at amortized

cost
USD m 31.3.24 31.12.23
Debt securities

43,031

45,057
Loans to financial advisors

2,615

2,615
Fee- and commission-related receivables

2,472

2,619
Finance lease receivables

5,948

6,288
Settlement and clearing accounts

395

338
Accrued interest income

2,981

3,163
Other
1

5,308

5,418
Total other financial assets measured at amortized cost

62,750

65,498
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 31.3.24 31.12.23
Precious metals and other physical commodities

6,466

5,930
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,736

2,726
Prepaid expenses

2,048

2,080
Current tax assets

1,620

1,456
VAT,

withholding tax and other tax receivables

952

1,327
Properties and other non-current assets held for sale

156

188
Other

2,239

2,342
Total other non-financial assets

16,217

16,049
1 Refer to Note 15 for more information.
c) Other financial liabilities measured at

amortized cost
USD m 31.3.24 31.12.23
Other accrued expenses

3,063

3,270
Accrued interest expenses

6,482

6,692
Settlement and clearing accounts

2,234

1,519
Lease liabilities

5,213

5,502
Other

4,364

3,868
Total other financial liabilities measured at amortized cost

21,356

20,851
d) Other financial liabilities designated at

fair value

USD m 31.3.24 31.12.23
Financial liabilities related to unit-linked investment contracts

16,612

15,992
Securities financing transactions

5,121

7,416
Over-the-counter debt instruments and other

6,407

6,076
Total other financial liabilities designated at fair value

28,140

29,484
e) Other non-financial liabilities
USD m 31.3.24 31.12.23
Compensation-related liabilities

6,530

9,746
of which: net defined benefit liability

772

796
Current tax liabilities

1,447

1,460
Deferred tax liabilities

330

325
VAT,

withholding tax and other tax payables

888

1,120
Deferred income

670

635
Other

524

802
Total other non-financial liabilities

10,388

14,089

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

78
Note 13

Debt issued designated at fair value
USD m 31.3.24 31.12.23
Equity-linked
1

56,608

60,573
Rates-linked

25,940

28,883
Credit-linked

6,756

7,730
Fixed-rate

17,359

20,541
Commodity-linked

3,618

3,844
Other

6,525

6,718
of which: debt that contributes to total loss-absorbing capacity

4,476

4,629
Total debt issued designated at fair value
2

116,806

128,289
1 Includes investment fund unit-linked instruments issued.

2 As of 31 March 2024, 99% of Total debt issued designated at fair value was unsecured.

Note 14

Debt issued measured at amortized cost
USD m 31.3.24 31.12.23
Short-term debt
1

32,485

38,530
Senior unsecured debt

143,540

147,547
of which: contributes to total loss-absorbing capacity (TLAC)

98,973

101,939
Covered bonds

6,498

5,214
Subordinated debt

16,446

17,644
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

12,021

10,744
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,217

1,214
of which: eligible as non-Basel III-compliant tier 2 capital instruments

537

538
Debt issued through the Swiss central mortgage institutions

25,669

27,377
Other long-term debt

1,613

1,506
Long-term debt
2

193,766

199,288
Total debt issued measured at amortized cost
3,4

226,251

237,817
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of

bifurcated embedded

derivatives,

the fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long

-term debt (92% secured), 100% of the balance was unsecured
as of 31 March 2024.

Note 15

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
USD m 31.3.24 31.12.23
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1

328

350
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

1,667

1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,920

4,020
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )

3,783

3,832
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,216

2,123
Total provisions and contingent liabilities

10,914

12,250
1 Refer to Note 9c for more information.

The table below presents additional information for provisions under IAS 37,
Provisions, Contingent Liabilities and
Contingent Assets
.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023

4,020

741

259

1,123

6,144
Increase in provisions recognized in the income statement

59

122

2

20

203
Release of provisions recognized in the income statement

(15)

(44)

(2)

(796)

(857)
Provisions used in conformity with designated purpose

(102)

(155)

(4)

(12)

(273)
Foreign currency translation and other movements

(44)

(3)

(17)

(17)

(82)
Balance as of 31 March 2024

3,920

662

238

317

5,136
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD 443m of provisions for onerous contracts related to real estate as of 31 March 2024 (31 December 2023: USD
448m) and USD 218m

of personnel-related restructuring provisions

as of 31 March

2024 (31 December 2023:

USD 294m).

3 Mainly includes provisions

for reinstatement costs with

respect to leased properties.

4 Mainly includes provisions related to employee benefits and operational risks.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

79
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory

and similar

matters as

a class

of contingent

liabilities beyond

what has

been identified

as a
consequence of

the acquisition

of Credit

Suisse as

set out

below. Doing

so would

require UBS

to provide

speculative
legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet

been initiated

or are

at early

stages of

adjudication,

or as

to which

alleged damages

have not

been quantified
by the claimants. Although

UBS therefore cannot provide a

numerical estimate of the future

losses that could arise
from litigation,

regulatory and

similar matters,

UBS believes

that the

aggregate amount

of possible

future losses
from this class that are more than remote

substantially exceeds the level of current

provisions.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

80
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.
Matters related

to Credit

Suisse entities

are separately

described herein.

The amounts

shown in

the table

below
reflect

the

provisions

recorded

under

IFRS

Accounting

Standards

accounting

principles.

In

connection

with

the
acquisition of

Credit Suisse,

UBS Group

AG additionally

has reflected

in its

purchase accounting

under IFRS

3 a
further

valuation

adjustment

of

USD

3.8bn

reflecting

an

updated

estimate

of

outflows

relating

to

contingent
liabilities for all present

obligations included in the scope

of the acquisition at

fair value upon closing, even

if it is
not probable that they will result in an

outflow of resources, significantly decreasing the recognition threshold for litigation liabilities beyond those that generally

apply under IFRS Accounting Standards and

US GAAP.

Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2023

1,235

157

15

294

2,186

134

4,020
Increase in provisions recognized in the income statement

12

0

0

1

46

0

59
Release of provisions recognized in the income statement

(1)

0

0

(2)

(12)

0

(15)
Provisions used in conformity with designated purpose

(20)

0

(12)

0

(69)

0

(102)
Foreign currency translation and other movements

(26)

(4)

0

(5)

(9)

0

(44)
Balance as of 31 March 2024

1,201

152

2

288

2,142

134

3,920
1 Provisions, if any,

for the matters described in items

A2, B8 and B10 of this Note

are recorded in Global Wealth Management

;

provisions, if any,

for the matters described in items

B1, B2, B3, B4, B5, B6,

B7, B9,
B11 and B12 of this Note are recorded in Non-core and Legacy; provisions, if any, for the matters described in items B13 and B14 of this Note are recorded in Group Items. Provisions,

if any, for the matters described
in items A1 and A4 of this Note are

allocated between Global Wealth Management and Personal & Corporate Banking; and provisions, if any, for the matters described in item A3 are allocated between the Investment
Bank and Group Items.
A. Litigation, regulatory and similar matters

involving UBS AG and subsidiaries
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal‘s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned the confiscation of EUR

1bn, the penalty of EUR 3.75m and the

EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

81
Note 15

Provisions and contingent liabilities

(continued)
Our balance sheet at 31 March

2024 reflected a provision in an

amount that UBS believes to be

appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty based

on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD

2bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD 125m

of payments

alleged to

be fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

82
Note 15

Provisions and contingent liabilities

(continued)
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD 141m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In

2022, the

court denied

plaintiffs’ motion

for class

certification. In

March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants. Separately,

in 2018,

the Second

Circuit reversed

in part

the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In

April 2024,

UBS and

the remaining

defendants

in one

of the

putative class

actions, the

USD Exchange
action, reached a settlement in

principle, subject to court approval. The USD

Exchange action sought recovery on
behalf of persons

who transacted in Eurodollar

futures and options

on Eurodollar futures on

exchanges between
2005 and May 2010. In 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly

setting the USD LIBOR

rate and monopolized

the market for

LIBOR-based consumer loans

and
credit cards.

In September

2022, the

court granted

defendants’ motion

to dismiss

the complaint

in its

entirety, while
allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October
2022,

and

defendants

moved

to

dismiss

the

amended

complaint.

In

October

2023,

the

court

dismissed

the
amended complaint with prejudice. In January

2024, plaintiffs appealed the dismissal to the Ninth

Circuit Court of
Appeals. Defendants filed their response

to the appeal in March 2024.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

83
Note 15

Provisions and contingent liabilities

(continued)
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR

– In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.
CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.

Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later

in 2021.

In March 2022,

the court granted

defendants’ motion to

dismiss that complaint,

and in
February

2024,

the

Second

Circuit

affirmed

the

district

court’s

dismissal.

Similar

class

actions

have

been

filed
concerning European government bonds and

other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR 172m. UBS is appealing the amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet

at 31 March 2024

reflected a provision in

an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
4. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance

sheet at

31 March

2024 reflected

a provision

with respect

to matters

described in

this item 4

in an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

84
Note 15

Provisions and contingent liabilities

(continued)
B. Litigation, regulatory and similar matters

involving Credit Suisse entities
1. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

Credit
Suisse continues

to evaluate

its approach

toward satisfying

its remaining

consumer relief

obligations, and Credit
Suisse currently

anticipates that

it will

take much

longer than

the five-year

period provided

in the

settlement to
satisfy

in

full

its

obligations

in

respect

of

these

consumer

relief

measures,

subject

to

risk

appetite

and

market
conditions. Credit Suisse expects to incur costs

in relation to satisfying those obligations.

The amount of consumer
relief Credit Suisse must provide also

increases after 2021 pursuant

to the original settlement

by 5% per annum

of
the outstanding amount

due until these

obligations are settled.

The monitor publishes

reports periodically on

these
consumer relief matters.
Civil litigation: Repurchase litigations

– CSS LLC and/or certain of its affiliates

have also been named as defendants
in various

civil litigation

matters related to

their roles

as issuer,

sponsor, depositor, underwriter

and/or servicer

of
RMBS

transactions.

These

cases

currently

include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which
plaintiffs

generally

allege

breached

representations

and

warranties

in

respect

of

mortgage

loans

and

failure

to
repurchase such

mortgage loans

as required

under the

applicable agreements. The

amounts disclosed

below do
not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original

unpaid principal balance amounts

as alleged in these actions and

do not include
any reduction in principal amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i)

one action brought by Asset Backed
Securities Corporation

Home Equity

Loan Trust,

Series 2006-HE7,

in which plaintiff

alleges damages

of not

less than
USD 374m in an

amended complaint filed in August 2019;

in January 2020, DLJ filed

a motion to dismiss, which
the court granted in part and denied in

part in December 2023, dismissing with prejudice all notice-based claims;
in February

2024, the

parties filed

notices of

appeal; (ii)

one action

brought by

Home Equity

Asset Trust,

Series
2006-8, in

which plaintiff

alleges damages

of not

less than

USD 436m;

(iii) one

action brought

by Home

Equity
Asset Trust 2007-1,

in which plaintiff

alleges damages of

not less

than USD 420m; in

December 2018, the

court
denied DLJ’s motion for

partial summary judgment in this

action, which was affirmed

on appeal; in

March 2022,
the New

York

State Court

of Appeals

reversed the

decision and

ordered that

DLJ’s motion

for partial

summary
judgment be granted; a non-jury trial

in the action was held

between January and February 2023, and

a decision
is pending; (iv)

one action brought by

Home Equity Asset Trust

2007-2, in which

plaintiff alleges damages of

not
less than

USD 495m; and

(v) one

action brought

by CSMC

Asset-Backed Trust 2007-NC1,

in which

no damages
amount is alleged. These actions are at various

procedural stages.
2. Tax and securities law matters
In

May 2014,

Credit

Suisse AG

entered

into settlement

agreements with

several US

regulators regarding

its

US
cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor

that reports

to the

New York State

Department of

Financial Services.

As of

July 2018,

the monitor
concluded both

his review

and his

assignment. Credit

Suisse AG

continues to

report

to and

cooperate with

US
authorities in

accordance with

Credit

Suisse AG’s

obligations under

the

agreements,

including by

conducting a
review

of

cross-border

services

provided

by

Credit

Suisse’s

Switzerland-based Israel

Desk.

Most

recently,

Credit
Suisse AG has provided information to US authorities regarding potentially undeclared US assets held by clients at
Credit Suisse AG since the May 2014 plea. Credit Suisse AG continues to cooperate with the authorities. In March
2023,

the

US

Senate Finance

Committee issued

a

report

criticizing

Credit

Suisse AG’s

history

regarding

US

tax
compliance. The report called on the DOJ to investigate

Credit Suisse AG’s compliance with the 2014 plea.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

85
Note 15

Provisions and contingent liabilities

(continued)
In February 2021,

a qui tam

complaint was filed

in the Eastern

District of Virginia, alleging

that Credit Suisse AG
had violated the

False Claims Act

by failing to

disclose all US

accounts at the

time of the

2014 plea, which

allegedly
allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The
DOJ moved to

dismiss the case, and

the Court summarily dismissed

the suit. The case

is now on

appeal with the
US Federal Court of Appeals for the Fourth

Circuit.
3. Rates-related matters
Regulatory matters
: Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with

respect to

a number

of currencies,

as well

as the

pricing of

certain related

derivatives. These

ongoing
investigations have included

information requests from regulators

regarding LIBOR-setting practices

and reviews of
the activities

of various

financial institutions,

including Credit

Suisse Group

AG, which

was a

member of

three LIBOR
rate-setting panels

(US Dollar

LIBOR, Swiss

Franc LIBOR

and Euro

LIBOR). Credit

Suisse is

cooperating fully

with
these investigations.
Regulatory authorities in a number of jurisdictions, including WEKO,

the European Commission (Commission), the
South

African

Competition

Commission

and

the

Brazilian

Competition

Authority

have

been

conducting
investigations into

the

trading activities,

information sharing

and

the

setting of

benchmark

rates in

the

foreign
exchange (including electronic trading) markets.

Credit Suisse continues to cooperate

with ongoing investigations.
Credit Suisse

Group AG,

Credit Suisse

AG and

Credit Suisse

Securities (Europe)

Limited (CSSEL)

received a

Statement
of Objections and

a Supplemental Statement

of Objections

from the

Commission in

July 2018

and March 2021,
respectively, alleging

that Credit

Suisse entities

engaged in

anticompetitive practices

in connection

with their

foreign
exchange trading business.

In December

2021, the

Commission issued a

formal decision imposing

a fine

of EUR
83.3m. In February 2022, Credit Suisse appealed

this decision to the EU General Court.
The

reference

rates

investigations

have

also

included

information

requests

from

regulators

concerning
supranational, sub-sovereign

and agency

(SSA) bonds

and commodities

markets. Credit

Suisse Group

AG and

CSSEL
received a

Statement of

Objections from

the Commission

in December

2018, alleging

that Credit

Suisse entities
engaged

in

anticompetitive

practices

in

connection

with

their

SSA

bonds

trading

business.

In

April

2021,

the
Commission

issued

a

formal

decision

imposing

a

fine

of

EUR

11.9m.

In

July

2021,

Credit

Suisse

appealed

this
decision to the EU General Court.
Civil litigation:
USD LIBOR litigation

– Beginning in

2011, certain Credit

Suisse entities were

named in various

putative class and
individual lawsuits

filed in

the US,

alleging banks

on the

US dollar

LIBOR panel

manipulated US

dollar LIBOR

to
benefit their reputation

and increase

profits. All

remaining matters have

been consolidated for

pre-trial purposes
into a multi-district litigation in the US

District Court for the Southern District

of New York (SDNY).
In a series of rulings between 2013 and 2019 on motions

to dismiss, the SDNY (i) narrowed the claims against

the
Credit

Suisse

entities

and

the

other

defendants

(dismissing

antitrust,

Racketeer

Influenced

and

Corrupt
Organizations Act (RICO), Commodity Exchange Act, and

state law claims), (ii) narrowed

the set of plaintiffs who
may bring claims, and

(iii) narrowed the set

of defendants in the

LIBOR actions (including the dismissal

of several
Credit Suisse entities from

various cases on personal jurisdiction

and statute of limitation grounds).

After a number
of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court
of Appeals

for the

Second Circuit

(Second Circuit),

in

December 2021,

the Second

Circuit affirmed

in

part and
reversed in part the district court’s decision

and remanded the case to the SDNY.
Separately, in May

2017, the

plaintiffs in three

putative class

actions moved for

class certification.

In February 2018,
the SDNY

denied certification

in

two of

the actions

and

granted certification

over a

single antitrust

claim in

an
action

brought

by

over-the-counter purchasers

of

LIBOR-linked derivatives.

In

April

2024,

Credit

Suisse and

the
remaining defendants

in one of

the putative class

actions in

which class

certification was

denied, the USD

Exchange
action, reached a settlement in

principle, subject to court approval. The USD

Exchange action sought recovery on
behalf of persons

who transacted in Eurodollar

futures and options

on Eurodollar futures on

exchanges between
2005 and May 2010.

UBS Group first quarter 2024 report |
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statements (unaudited)

86
Note 15

Provisions and contingent liabilities

(continued)
USD ICE LIBOR litigation

– In August 2020,

members of the

ICE LIBOR panel,

including Credit Suisse

Group AG and
certain of its affiliates, were named

in a civil action in the

US District Court for the Northern

District of California,
alleging that

panel banks

manipulated ICE

LIBOR to

profit from

variable interest

loans and

credit cards.

In December
2021, the

court denied

plaintiffs’ motion

for preliminary

and permanent

injunctions to

enjoin panel

banks from
continuing to set

LIBOR or

automatically setting

the benchmark

to zero each

day, and

in September

2022, the

court
granted

defendants’ motions

to

dismiss.

In

October

2022,

plaintiffs

filed

an

amended

complaint.

In

November
2022,

defendants filed

a

motion

to

dismiss

the

amended

complaint. In

October

2023,

the

court

dismissed

the
amended complaint with prejudice without

leave to amend. Plaintiffs have appealed.
Foreign exchange litigation

– Credit Suisse Group AG and affiliates

as well as other financial institutions

have been
named in civil lawsuits relating to the alleged

manipulation of foreign exchange

rates.
Credit Suisse AG,

together with other

financial institutions, was

named in

a consolidated putative

class action in
Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement

remains subject to court approval.
Treasury markets

litigation

– CSS

LLC, along

with over

20 other

primary dealers

of US

treasury securities,

was named
in a number of

putative civil class

action complaints

in the US relating

to the US

treasury markets. These

complaints
generally alleged

that the

defendants colluded

to manipulate

US treasury

auctions, as

well as

the pricing

of US
treasury securities in the

when-issued market, with impacts upon

related futures and options, and

that certain of
the defendants

participated in

a group

boycott to

prevent the

emergence of

anonymous all-to-all

trading in

the
secondary market

for treasury

securities. In

March 2022,

the SDNY

granted defendants’

motion to

dismiss and
dismissed with prejudice all claims against the

defendants, and in February 2024, the Second Circuit

affirmed the
district court’s dismissal.
SSA bonds litigation

– Credit Suisse

Group AG and

certain of its affiliates,

together with other

financial institutions,
were named in

two Canadian

putative class actions,

which allege that

defendants conspired

to fix the

prices of SSA
bonds

sold

to

and

purchased from

investors

in

the

secondary

market. One

putative

class

action

was

dismissed
against

Credit

Suisse

in

February

2020.

In

October

2022,

in

the

second

action,

Credit

Suisse

entered

into

an
agreement to settle all claims. The settlement

remains subject to court approval.
Credit default swap

auction litigation

– In June

2021, Credit

Suisse Group AG

and affiliates,

along with other

banks
and entities, were named in a

putative class action complaint filed in the

US District Court for the District

of New
Mexico alleging

manipulation of credit

default swap

(CDS) final

auction prices.

In April

2022, defendants

filed a
motion to

dismiss. In

June 2023,

the court

granted in

part and

denied in

part defendants’ motion

to dismiss.

In
November 2023,

defendants filed

a motion

to enforce

the previous

CDS settlement

with the

SDNY. In

January 2024,
the SDNY ruled

that, to the

extent claims

in the New

Mexico action

arise from

conduct prior

to 30 June

2014, those
claims are barred by the SDNY settlement. The plaintiffs

have appealed the SDNY decision.
4. OTC trading cases
Interest rate

swaps litigation
: Credit

Suisse Group

AG and

affiliates, along

with other

financial institutions,

have
been

named

in

a

consolidated

putative

civil

class

action

complaint

and

complaints

filed

by

individual

plaintiffs
relating

to interest

rate swaps,

alleging that

dealer defendants

conspired

with trading

platforms to

prevent

the
development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange

LLC, a swap
execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility,

and an affiliate; and trueEX
LLC, a

swap execution

facility, which claim

to have

suffered lost

profits as

a result

of defendants’

alleged conspiracy.
All interest rate swap actions have been consolidated

in a multi-district litigation in the SDNY.
Defendants moved to dismiss the

putative class and individual actions,

and the SDNY granted

in part and denied
in part these motions.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

87
Note 15

Provisions and contingent liabilities

(continued)
In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In
March 2019,

class plaintiffs

filed a

fourth amended

consolidated class

action complaint. In

January 2022,

Credit
Suisse entered into an agreement

to settle all class

action claims. The settlement

remains subject to court

approval.
Credit

default

swaps

litigation
:

In

June

2017,

Credit

Suisse

Group

AG

and

affiliates,

along

with

other

financial
institutions, were named in a

civil action filed in

the SDNY by Tera

Group, Inc. and related

entities (Tera), alleging
violations of antitrust

law in

connection with the

allegation that CDS

dealers conspired to

block Tera’s electronic
CDS trading platform from successfully entering the market.

In July 2019, the SDNY granted in part and denied in
part

defendants’

motion

to

dismiss.

In

January

2020,

plaintiffs

filed

an

amended

complaint.

In

April

2020,
defendants filed

a

motion to

dismiss.

In August

2023, the

court granted

the motion,

dismissing all

claims with
prejudice. Plaintiffs have appealed.
Stock loan litigation
: Credit Suisse

Group AG and certain

of its affiliates,

as well as

other financial institutions,

were
originally named in

a number of

civil lawsuits in

the SDNY, certain

of which are

brought by

class action plaintiffs
alleging that the

defendants conspired to

keep stock-loan

trading in

an over-the-counter market

and collectively
boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading
platforms

that sought

to

enter the

market alleging

that the

defendants

collectively boycotted

the platforms.

In
January 2022, Credit Suisse entered into an agreement

to settle all class action claims. In February 2022, the

court
entered an

order granting preliminary

approval to

the agreement

to settle

all class

action claims.

The settlement
remains subject to final court approval.

Odd-lot corporate bond litigation
: In April 2020, CSS LLC

and other financial institutions

were named in a putative
class action complaint

filed in the SDNY,

alleging a conspiracy

among the financial

institutions to boycott

electronic
trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the

SDNY
granted defendants’ motion to dismiss. Plaintiffs

have appealed.
5. ATA litigation
Since November 2014, a series of lawsuits have been filed

against a number of banks, including Credit Suisse AG
and, in two instances, Credit Suisse AG, New York

Branch, in the US District Court for the Eastern District of New
York (EDNY) and the

SDNY alleging

claims under

the United

States Anti-Terrorism Act (ATA) and the

Justice Against
Sponsors of Terrorism Act. The plaintiffs in each of these

lawsuits are, or are relatives of, victims

of various terrorist
attacks in Iraq

and allege a

conspiracy and/or aiding

and abetting based

on allegations that

various international
financial institutions, including

the defendants, agreed

to alter, falsify or omit information from

payment messages
that

involved

Iranian

parties

for

the

express

purpose

of

concealing

the

Iranian

parties’

financial

activities

and
transactions from detection by US

authorities. The lawsuits allege

that this conduct has made

it possible for Iran to
transfer funds

to Hezbollah

and other terrorist

organizations actively

engaged in

harming US

military personnel

and
civilians. In January

2023, the United

States Court of

Appeals for the

Second Circuit

affirmed a

September 2019
ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,

the United

States
Supreme

Court denied

plaintiffs’ petition

for a

writ of certiorari.

In February

2024, plaintiffs

filed a

motion to

vacate
the judgment in the first filed lawsuit. Of the other seven cases, four are stayed, including one that was dismissed as to

Credit Suisse

and most

of the

bank defendants

prior to

entry of

the stay,

and in

three plaintiffs

have filed
amended complaints, including two that were dismissed

prior to the court allowing plaintiffs to replead.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

88
Note 15

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses.

Credit

Suisse AG

is investigating

the claims,

as well

as transactions

among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay damages of

approximately USD 130m. Several

parties appealed the

judgment. In June 2019,
the

Criminal

Court

of

Appeals

of

Geneva

ruled

in

the

appeal

of

the

judgment

against

the

former

relationship
manager,

upholding the main findings of

the Geneva criminal court.

Several parties appealed the

decision to the
Swiss Federal

Supreme Court.

In February

2020, the Swiss

Federal Supreme

Court rendered

its judgment on

the
appeals, substantially confirming the findings

of the Criminal Court of Appeals of

Geneva.
Civil

lawsuits

have

been

initiated

against

Credit

Suisse

AG

and/or

certain

affiliates

in

Switzerland

and

other
jurisdictions, based

on the

findings established

in the

criminal proceedings

against the

former relationship

manager.
In

Singapore,

in

the

civil

lawsuit

brought

against

Credit

Suisse

Trust

Limited,

a

Credit

Suisse

AG

affiliate,

in
May 2023, the Singapore International

Commercial Court issued a

first instance judgment finding

for the plaintiffs
and

directing

the

parties’

experts

to

agree

on

the

amount

of

the

damages

award

according

to

the

calculation
method and parameters adopted by the court. As the parties’ experts were unable to agree on the amount of the
damages, following

court directions,

the parties

filed their

proposed draft

orders with

supporting documents

in
August 2023.

In

September 2023,

the

court

ruled

that

the

damages

under

its

May 2023

judgment

are
USD 742.73m, excluding post-judgment interest. This figure does not exclude potential overlap with the Bermuda
proceedings against Credit Suisse

Life (Bermuda) Ltd., which

are currently being appealed.

The court ordered the
parties to

ensure that

there shall

be no

double recovery

in relation

to this

award and

any sum

recovered in

the
Bermuda proceedings.

Credit Suisse

Trust Limited

has appealed

the judgment

and has

applied for

a stay

of execution
pending that appeal. In November 2023,

the court granted a stay of execution

of its May 2023 judgment pending
appeal on

the condition

that damages

awarded and

post-judgment interest

accrued are

paid into

court deposit
within 21 days, which condition was satisfied.
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., a Credit Suisse

AG affiliate, trial
took place in the Supreme Court

of Bermuda in November and December 2021. The

Supreme Court of Bermuda
issued

a

first

instance

judgment

in

March

2022,

finding

for

the

plaintiff.

In

May

2022,

the

Supreme

Court

of
Bermuda

issued

an

order

awarding

damages

of

USD

607.35m

to

the

plaintiff. In

May

2022,

Credit

Suisse

Life
(Bermuda) Ltd.

appealed the

decision to

the Bermuda

Court of

Appeal. In

July 2022,

the Supreme

Court of

Bermuda
granted a stay

of execution

of its judgment

pending appeal

on the condition

that damages awarded

were paid into
an

escrow account

within 42

days, which

condition was

satisfied. In

June

2023, the

Bermuda Court

of Appeal
issued its judgment

confirming the award

issued by the

Supreme Court of

Bermuda and upholding

the Supreme
Court of Bermuda’s

finding that Credit

Suisse Life (Bermuda)

Ltd. had breached

its contractual and

fiduciary duties,
but overturning

the Supreme

Court of

Bermuda’s

finding that

Credit Suisse

Life (Bermuda)

Ltd. had

made fraudulent
misrepresentations. In July 2023, Credit Suisse Life (Bermuda) Ltd.

filed its notice of motion for leave

to appeal to
the Judicial Committee of the Privy Council and applied for a stay of execution of the Bermuda Court of Appeal’s
judgment pending the outcome of

the appeal to the Judicial Committee

of the Privy Council on the condition

that
the

damages

awarded

remain

within

the

escrow

account

and

that

interest

be

added

to

the

escrow

account
calculated at

the Bermuda statutory

rate of

3.5%. A

hearing on

the applications for

leave to

appeal and stay

of
execution

took

place

in

December

2023.

Further,

in

December

2023,

USD

75m

was

released

from

the

escrow
account and paid to plaintiffs. In March 2024, the Bermuda Court of Appeal granted leave to appeal and ordered that the

current stay

shall continue

pending determination

of the

appeal to

the Judicial

Committee of

the Privy
Council until and unless the

plaintiffs provide a top tier

bank guarantee for the remaining

judgment debt of USD
536.64m plus interest. The court

further ordered Credit Suisse

Life (Bermuda) Ltd. to pay

an additional USD 29.5m
into escrow in respect of accrued interest.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

89
Note 15

Provisions and contingent liabilities

(continued)
7. Mozambique matter
Credit Suisse has

been subject

to investigations by

regulatory and enforcement

authorities, as

well as civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and consented to the entry of

a Cease and Desist Order

by the SEC. Under the

terms of the DPA, UBS Group

AG
(as successor to Credit Suisse Group AG) must continue compliance enhancement and remediation efforts agreed by Credit Suisse, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. If the DPA’s conditions are complied with, the charges will be dismissed at the end of the DPA’s three-
year term.

In

addition,

CSSEL entered

into

a

Plea

Agreement and

pleaded guilty

to one

count

of conspiracy

to
violate

the

US

federal

wire

fraud

statute.

CSSEL

is

bound

by

the

same

compliance,

remediation

and

reporting
obligations under

the DPA.

The

total monetary

sanctions paid

to the

DOJ and

SEC,

taking into

account various
credits and offsets,

was approximately USD 275m. Under

the terms of

the resolution with

the DOJ, Credit

Suisse
also

paid

USD

22.6m

in

restitution

to

eligible

investors

in

the

2016

Eurobonds

issued

by

the

Republic

of
Mozambique.
In

connection with

the resolution

with the

FCA, Credit

Suisse paid

a

penalty of

approximately USD

200m

and,
further to an agreement with the FCA, forgave

USD 200m of debt owed to Credit Suisse by

Mozambique.
The

FINMA

decree

concluding its

enforcement proceeding,

ordered

the

bank

to

remediate

certain

deficiencies.
Credit

Suisse’s

implementation

of

the

measures

required

under

the

FINMA

decree

has

been

reviewed

by

an
independent third

party appointed

by FINMA,

which review

recommends some

enhancements to

the measures

that
Credit Suisse has implemented. FINMA also arranged for certain existing transactions to be reviewed by the same
independent third party on the basis of specific risk criteria, and required enhanced disclosure of certain sovereign transactions.
In February 2019, certain Credit

Suisse entities, three former employees and

several other unrelated entities were
sued in the English High

Court by the Republic of

Mozambique seeking a declaration

that the sovereign guarantee
issued

in

connection

with

the

ProIndicus

loan

syndication

was

void,

and

damages.

Credit

Suisse

entities
subsequently filed cross

claims against several entities

controlled by Privinvest

Holding SAL (Privinvest)

that acted as
the project contractor,

Iskandar Safa, the

owner of Privinvest,

and several Mozambique

officials. In addition,

several
of the banks that participated

in the ProIndicus loan

syndicate brought claims

against Credit Suisse entities

seeking
a declaration that Credit Suisse is liable to compensate

them for alleged losses suffered as a result of any invalidity of the

sovereign guarantee

or damages

stemming from

the alleged

loss. In

September 2023,

Credit Suisse,

the
Republic of

Mozambique,

and certain

of the

lenders in

the ProIndicus

syndicate entered

into a

settlement agreement
that, with the subsequent settlement with Privinvest entities referred to below, resolved all claims involving Credit
Suisse entities in the English High Court.
In February 2022, Privinvest and Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and
Credit Suisse Group AG

and in November 2022, a

Privinvest employee who was the

lead negotiator on behalf

of
the Privinvest

entities in

relation to

the Mozambique

transactions, also

brought a

defamation claim

in the

same
court against

those entities.

In November

2023, UBS

Group AG (as

successor to

Credit Suisse

Group AG),

the Credit
Suisse entities,

Privinvest and

Iskandar Safa

entered into

an agreement

to settle

all claims

among them

in the

English
High Court and in Lebanon.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

90
Note 15

Provisions and contingent liabilities

(continued)
8. Cross-border private banking matters
Credit

Suisse

offices

in

various

locations,

including

the

UK,

the

Netherlands,

France

and

Belgium,

have

been
contacted

by

regulatory

and

law

enforcement

authorities

that

are

seeking

records

and

information

concerning
investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its
local branches

and banks.

Credit Suisse has

conducted a

review of these

issues, the

UK and

French aspects

of which
have been closed, and is continuing to cooperate

with the authorities.
9. ETN-related litigation
XIV litigation
: Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term Futures Index

due December

4, 2030

(XIV ETNs).

In August

2018, plaintiffs

filed a

consolidated amended
class action complaint, naming Credit

Suisse Group AG and

certain affiliates and executives, which

asserts claims
for violations of

Sections 9(a)(4), 9(f), 10(b)

and 20(a) of

the US Securities

Exchange Act of

1934 and Rule

10b-5
thereunder and

Sections 11

and 15

of the

US Securities

Act of

1933 and

alleges that

the defendants

are responsible
for losses to investors following a decline in the value of XIV ETNs in February 2018. Defendants moved to dismiss
the amended complaint in November 2018. In September

2019, the SDNY granted defendants’ motion to dismiss
and dismissed with prejudice all claims against the

defendants. In October 2019, plaintiffs filed a notice

of appeal.
In April 2021,

the Second Circuit

issued an order

affirming in part

and vacating in

part the SDNY’s

September 2019
decision

granting

defendants’ motion

to

dismiss

with

prejudice.

In

July

2022,

plaintiffs

filed

a

motion

for

class
certification. In

March 2023,

the court

denied plaintiffs’

motion to

certify two

of their

three alleged

classes and
granted plaintiffs’ motion to certify

their third alleged class. In March 2023, defendants

moved for reconsideration
and filed a

petition for permission

to appeal the

court’s class certification

decision to the

Second Circuit. In

April
2023,

plaintiffs

filed a

motion

seeking leave

to amend

their

complaint. In

May 2023,

plaintiffs

filed a

renewed
motion for class certification, which

defendants have opposed. In January

2024, the court issued an

order denying
plaintiffs’ motion to amend.

In March 2024, the

court denied plaintiffs’

renewed motion to

certify two of

the three
alleged classes, without

prejudice, and

denied defendants’ motion

for reconsideration on

the certification of

the
third alleged class.
DGAZ litigation
: In

January 2022,

Credit Suisse

AG was

named in

a class

action complaint

filed in

the SDNY

brought
on behalf of a putative class

of short sellers of VelocityShares

3x Inverse Natural Gas Exchange

Traded Notes linked
to the

S&P GSCI

Natural Gas

Index ER

due February

9, 2032

(DGAZ ETNs).

The complaint

asserts claims

for violations
of Section

10(b) of

the US

Securities Exchange

Act

of 1934

and Rule

10b-5 thereunder

and alleges

that Credit
Suisse is

responsible for

losses suffered

by short

sellers following

a June

2020 announcement

that Credit

Suisse
would delist

and suspend

further issuances

of the

DGAZ ETNs.

In July

2022, Credit

Suisse AG

filed a

motion to
dismiss. In March

2023, the court

granted Credit Suisse

AG’s motion to

dismiss. In May

2023, the court entered

an
order dismissing

the case

with prejudice.

In February

2024, the

Second Circuit

affirmed the

district court’s

dismissal.
10. Bulgarian former clients matter
Credit

Suisse

AG

has

been responding

to an

investigation by

the

Swiss Office

of

the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In December

2020, the

SOAG brought

charges
against

Credit

Suisse

AG

and

other

parties.

Credit

Suisse

AG

believes

its

diligence

and

controls

complied with
applicable legal requirements and intends to defend

itself vigorously.

The trial in the Swiss Federal Criminal Court
took place in the first quarter of 2022. In June 2022,

Credit Suisse AG was convicted in the Swiss Federal Criminal
Court of certain historical organizational inadequacies

in its anti-money laundering framework and ordered to pay
a fine of CHF 2m. In addition, the court

seized certain client assets in the amount of approximately CHF 12m and ordered Credit

Suisse AG

to pay

a compensatory

claim in

the amount

of approximately

CHF 19m.

In July

2022,
Credit Suisse AG appealed the decision to the Swiss

Federal Court of Appeals.
11. SCFF
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and

other actions

relating to

the supply chain

finance funds

(SCFF) matter by

FINMA, the

FCA and
other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is
reviewing the

matter and

has commissioned

a report

from a

third party.

Credit Suisse

is cooperating

with these
authorities.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

91
Note 15

Provisions and contingent liabilities

(continued)
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

has

already

taken

extensive

organizational

measures

based

on

its

own
investigation into the

SCFF matter, particularly

to strengthen its

governance and control

processes, and FINMA

is
supportive

of

these

measures,

the

regulator

has

ordered

certain

additional

remedial

measures.

These

include

a
requirement that the most

important (approximately 500)

business relationships must be

reviewed periodically and
holistically at

the Credit

Suisse Executive

Board level,

in particular

for counterparty

risks, and that

Credit Suisse

must
set up a document

defining the responsibilities

of approximately 600 of

its highest-ranking managers.

The latter of
these measures

has been

made applicable

to UBS

Group. Separate

from the

enforcement proceeding

regarding
Credit Suisse, FINMA has opened four enforcement

proceedings against former managers of

Credit Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFF

matter.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFF

matter
and several fund investors have joined the procedure

as interested parties. In such procedure, while certain

former
and active Credit Suisse employees,

among others, have been named

as accused persons, Credit

Suisse itself is not
a party to the procedure.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and other fiduciary duties.
12. Archegos
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations
and/or actions

relating

to Credit

Suisse’s relationship

with Archegos

Capital Management

(Archegos), including
from

FINMA (assisted

by

a third

party

appointed by

FINMA), the

DOJ,

the SEC,

the US

Federal Reserve,

the US
Commodity

Futures

Trading

Commission (CFTC),

the US

Senate

Banking Committee,

the

Prudential

Regulation
Authority

(PRA),

the

FCA,

COMCO,

the

Hong

Kong

Competition

Commission

and

other

regulatory

and
governmental agencies. Credit Suisse is cooperating

with the authorities in these matters.

In July 2023,

the US Federal

Reserve and the

PRA announced resolutions of

their investigations of Credit

Suisse’s
relationship with Archegos. UBS Group AG, Credit Suisse AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse
AG, New

York Branch

entered into

an Order

to Cease

and Desist

with the

Board of

Governors of

the Federal

Reserve
System. Under

the terms

of the

order, Credit

Suisse paid

a civil

money penalty

of USD

269m and

agreed to

undertake
certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements

to board oversight and governance.
CSI

and

CSSEL

entered

into

a

settlement

agreement

with

the

PRA

providing

for

the

resolution

of

the

PRA’s
investigation, following which

the PRA

published a Final

Notice imposing a

financial penalty of

GBP 87m

on CSI
and CSSEL for breaches of various of the PRA’s

Fundamental Rules.
FINMA also entered

a decree

dated 14 July

2023 announcing

the conclusion

of its enforcement

proceeding, finding
that

Credit

Suisse

had

seriously

violated

financial

market

law

in

connection

with

its

business

relationship

with
Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to

Credit

Suisse

Group

AG.

These

include

a

requirement

that

UBS

Group

AG

apply

its

restrictions

on

its

own
positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of

the entire

financial group

to provide

for bonus

allocation criteria

that take

into account

risk appetite.
FINMA

also

announced

it

has

opened

enforcement

proceedings

against

a

former

Credit

Suisse

manager

in
connection with this matter.
Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.

UBS Group first quarter 2024 report |
Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial

statements (unaudited)

92
Note 15

Provisions and contingent liabilities

(continued)
13. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers

and executives

have been

named in

securities class action
complaints pending

in the SDNY. These complaints,

filed on behalf

of purchasers of

Credit Suisse shares, additional
tier 1 capital notes, and other securities

in 2023, allege that defendants made

misleading statements regarding: (i)
customer

outflows

in

late

2022;

(ii)

the

adequacy

of

Credit

Suisse’s

financial

reporting

controls;

and

(iii)

the
adequacy of

Credit

Suisse’s risk

management processes,

and include

allegations relating

to Credit

Suisse Group
AG’s merger with UBS Group AG. Many of the actions have been consolidated, and a motion to dismiss has been
filed and remains pending. One

additional action, filed

in October 2023, has been

stayed pending a determination
on whether it should be consolidated with the

earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding

Credit

Suisse’s

financial

condition,

including

from

the

SEC,

the

DOJ

and

FINMA.

Credit

Suisse

is
cooperating with the authorities in these matters.
14. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of fiduciary duty

under Swiss law and

civil RICO claims

under United States

federal law. In February 2024,
the court granted

defendants’ motions to

dismiss the civil

RICO claims and

conditionally dismissed the Swiss

law
claims pending defendants’ acceptance of jurisdiction in Switzerland. In March 2024, having received consents to
Swiss jurisdiction from all defendants served

with the complaint, the court dismissed the Swiss

law claims against
those defendants.

Additional complaints,

brought

on behalf

of holders

of Credit

Suisse additional

tier 1

capital
notes (AT1

noteholders) allege

breaches of

fiduciary duty

under Swiss

law,

arising from

a series

of scandals

and
misconduct, which

led to Credit

Suisse Group AG’s

merger with

UBS Group AG,

causing losses

to shareholders

and
AT1 noteholders. The motion to dismiss the first of these complaints was granted in March 2024 on the basis that
Switzerland and not New York is the most appropriate forum for litigation.

UBS Group first quarter 2024 report |
Significant regulated subsidiary and sub-group

information

93
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23
1
31.3.24 31.12.23
Financial information
2
Income statement
Total operating income
3
9,056 7,951 2,365 2,254 2,463 2,275 300 293 3,658 3,333
Total operating expenses 7,677 7,618 2,203 2,205 1,605 1,562 236 255 3,562 3,422
Operating profit / (loss) before tax 1,379 333 163 49 858 713 64 38 96 (89)
Net profit / (loss) 1,014 242 216 (48) 698 586 22 21 22 (63)
Balance sheet
Total assets 1,116,806 1,156,016 676,385 698,149 320,367 314,231 47,872 46,981 194,508 194,258
Total liabilities

1,061,443 1,100,448 621,007 642,602 303,744 298,305 43,779 42,894 169,532 169,319
Total equity 55,363 55,569 55,379 55,546 16,624 15,926 4,093 4,087 24,976 24,939
Capital
4
Common equity tier 1 capital

43,863

44,130

51,971

52,553

12,630

12,515
2,619 2,625 14,136 14,081
Additional tier 1 capital

14,204

12,498

14,204

12,498

5,000

5,000
600 600 2,838 2,837
Total going concern capital / Tier 1 capital

58,067

56,628

66,175

65,051

17,630

17,515
3,219 3,225 16,975 16,919
Tier 2 capital

537

538

532

533
199 202
Total capital 3,219 3,225 17,174 17,120
Total gone concern loss-absorbing capacity

54,773

54,458

54,768

54,452

11,243

11,176

2,528
5
2,534
5
7,400
6
7,400
6
Total loss-absorbing capacity

112,840

111,086

120,943

119,504

28,872

28,691
5,747 5,759 24,375
6
24,319
6
Risk-weighted assets and leverage
ratio denominator
4
Risk-weighted assets

328,732

333,979

356,821

354,083

111,292

107,097
12,718 12,382 75,897 73,096
Leverage ratio denominator

1,078,591

1,104,408

641,315

643,939

337,653

330,515
48,796 45,078 183,701 184,015
Supplementary leverage ratio denominator 209,750 208,242
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio

13.3

13.2

14.6

14.8

11.3

11.7

20.6

21.2

18.6

19.3
Going concern capital ratio / Tier 1 capital ratio

17.7

17.0

18.5

18.4

15.8

16.4

25.3

26.0

22.4

23.1
Total capital ratio

25.3

26.0

22.6

23.4
Total loss-absorbing capacity ratio

34.3

33.3

25.9

26.8

45.2

46.5

32.1

33.3
Tier 1 leverage ratio

6.6

7.2

9.2

9.2
Supplementary tier 1 leverage ratio

8.1

8.1
Going concern leverage ratio

5.4

5.1

10.3

10.1

5.2

5.3
Total loss-absorbing capacity leverage ratio

10.5

10.1

8.6

8.7

11.8

12.8

13.3

13.2
Gone concern capital coverage ratio

105.9

112.5
Liquidity coverage ratio
4
High-quality liquid assets (bn) 251.0 254.5 123.7 130.0 77.5 76.3 18.3 18.9 28.4 28.0
Net cash outflows (bn) 131.3 134.3 46.1 50.4 54.4 53.6 12.4 12.8 18.9 18.9
Liquidity coverage ratio (%) 191.4 189.7 268.7
7
260.2 142.5
8
142.5 147.9 148.7 149.9 147.7
Net stable funding ratio
4
Total available stable funding (bn) 589.3 602.6 274.6 279.8 224.6 222.7 13.6 13.9 107.4 107.9
Total required stable funding (bn) 484.7 503.8 288.3 304.9 166.8 166.1 11.1 10.6 80.3 81.7
Net stable funding ratio (%) 121.6 119.6 95.2
9
91.7 134.6
9
134.1 122.6 131.5 133.7 132.1
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
10
3 3
1 Comparative figures have

been restated to align

with the regulatory reports as

submitted to the European

Central Bank (the ECB).

2 The financial information

disclosed does not represent

financial statements
under the respective GAAP / IFRS Accounting Standards.

3 The total operating income includes credit

loss expense or release.

4 Refer to the 31 March 2024 Pillar 3 Report, available

under “Pillar 3 disclosures”
at ubs.com/investors,

for more

information.

5 Consists of

positions that

meet the

conditions laid

down in

Art. 72a–b of

the Capital

Requirements Regulation

II with

regard to

contractual, structural

or legal
subordination.

6 Consists of eligible long-term debt that meets the

conditions specified in 12 CFR § 252.162 of

the final TLAC rules. Total

loss-absorbing capacity is the sum of tier 1

capital and eligible long-term
debt.

7 In the first quarter of 2024, the liquidity coverage ratio (the LCR) of UBS AG was 268.7%, remaining above the prudential requirements communicated by FINMA.

8 In the first quarter of 2024, the LCR of
UBS Switzerland AG, which is a Swiss SRB, was

142.5%, remaining above the prudential requirement communicated by FINMA in connection with the

Swiss Emergency Plan.

9 In accordance with Art. 17h para. 3
and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum

NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account
such excess funding.

10 Refer to the “Capital, liquidity and

funding, and balance sheet” section of this report

for more information about the joint and several liability. Under certain circumstances, the Swiss

Banking
Act and FINMA’s Banking Insolvency Ordinance

authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group first quarter 2024 report |
Significant regulated subsidiary and sub-group

information

94
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG,
Credit Suisse AG

and

subsidiaries

thereof.

UBS Group AG,

UBS AG

and

Credit Suisse AG

have

contributed

a
significant portion

of their

respective capital

to, and

provide substantial

liquidity to,

such subsidiaries.

Many of

these
subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.

The

table

in

this

section

summarizes

the

regulatory

capital components

and

capital

ratios of

our
significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.
Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In June 2023, the Federal Reserve Board released

the results of its 2023 Dodd–Frank Act

Stress Test (DFAST). UBS’s
US

intermediate holding

company, UBS

Americas Holding

LLC, and

Credit

Suisse’s intermediate

holding, Credit
Suisse

Holdings

(USA),

Inc.,

exceeded

the

minimum

capital

requirements

under

the

severely

adverse

scenario.
Following the completion

of the

annual DFAST and

the Comprehensive Capital

Analysis and Review

(the CCAR),
UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 9.1% (previously 4.8%) under the SCB rule as of

1 October 2023, resulting in

a total common equity

tier 1 (CET1) capital

requirement of 13.6%. Credit
Suisse

Holdings

(USA),

Inc.

was

assigned

an

SCB

of

7.2%

(previously

9.0%),

resulting

in

a

total

CET1

capital
requirement of 11.7%.

Additional information on

the above

entities is

provided in

the 31 March 2024

Pillar 3 Report,

which is

available
under “Pillar 3 disclosures” at
ubs.com/investors
.

UBS Group first quarter 2024 report |
Significant regulated subsidiary and sub-group

information

95
Credit Suisse AG

(consolidated)
Credit Suisse AG

(standalone)
Credit Suisse
(Schweiz) AG
(consolidated)
Credit Suisse
(Schweiz) AG
(standalone)
Credit Suisse
International
(standalone)
Credit Suisse
Holdings (USA), Inc.
(consolidated)
All values in million, except where
indicated CHF CHF CHF CHF USD USD
Financial and regulatory requirements
US GAAP

Swiss SRB rules
Swiss SRB rules
(phase-in) Swiss SRB rules Swiss SRB rules UK regulatory rules US Basel III rules
As of or for the quarter ended 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23 31.3.24 31.12.23
Financial information
1
Income statement
Total operating income
2
1,606 1,268
Total operating expenses 3,011 4,005
Operating profit / (loss) before tax (1,405) (2,737)
Net profit / (loss) (1,501) (2,749)
Balance sheet
Total assets 420,376 452,507
Total liabilities

382,177 414,391
Total equity 38,199 38,116
Capital
3
Common equity tier 1 capital 38,382 38,187 32,941 33,346 11,016 11,051 10,397 10,396 12,896 12,689 8,394 9,387
Additional tier 1 capital 466 458 466 458 3,100 3,100 3,100 3,100 1,200 1,200 522 522
Total going concern capital / Tier 1 capital 38,848 38,646 33,407 33,805 14,116 14,151 13,497 13,496 14,096 13,889 8,917 9,909
Tier 2 capital 0 0 58 78
Total capital 14,096 13,889 8,974 9,987
Total gone concern loss-absorbing
capacity 37,933 38,284 37,865 38,216 8,846 9,040 8,882 9,066 4,586 4,586 3,000 3,000
Total loss-absorbing capacity 76,782 76,930 71,272 72,021 22,962 23,191 22,379 22,562 18,682 18,475 11,917 12,909
Risk-weighted assets and
leverage ratio denominator
3
Risk-weighted assets 173,285 181,690 188,418 182,772 82,172 83,254 81,504 82,611 28,068 34,698 10,427 12,979
Leverage ratio denominator 485,606 524,968 282,144 288,610 246,156 253,818 243,924 251,692 67,069 78,135 25,799 29,484
Supplementary leverage ratio denominator 28,043 34,370
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio 22.1 21.0 17.5 18.2 13.4 13.3 12.8 12.6 45.9 36.6 80.5 72.3
Going concern capital ratio / Tier 1 capital
ratio 22.4 21.3 17.7 18.5 17.2 17.0 16.6 16.3 50.2 40.0 85.5 76.4
Total capital ratio 50.2 40.0 86.1 77.0
Total loss-absorbing capacity ratio 44.3 42.3 27.9 27.9 27.5 27.3 66.6 53.2 114.3 99.5
4
Tier 1 leverage ratio 21.0 17.8 34.6 33.6
Supplementary tier 1 leverage ratio 31.8 28.8
Going concern leverage ratio 8.0 7.4 11.8 11.7 5.7 5.6 5.5 5.4
Total loss-absorbing capacity leverage
ratio 15.8 14.7 9.3 9.1 9.2 9.0 27.9 23.6 46.2 43.8
4
Gone concern capital coverage ratio 139.2 143.4
Liquidity coverage ratio
3
High-quality liquid assets (bn) 149.6 142.6 78.7 67.3 56.9 52.1 56.9 52.0 14.6 15.4 11.0 12.6
Net cash outflows (bn) 56.8 53.8 17.5 17.1 37.6 34.4 38.0 34.9 4.5 6.0 5.6 6.6
Liquidity coverage ratio (%) 263.3
5
265.1 449.1
6
393.6 151.3
7
151.3 149.6
8
149.3 340.3 280.3 199.5 195.1
Net stable funding ratio
3
Total available stable funding (bn) 272.9 287.1 160.1 160.3 133.5 128.5 131.8 126.8 26.7 30.4 15.1 15.3
Total required stable funding (bn) 199.4 213.1 129.5 121.6 116.9 118.7 115.4 116.7 20.0 24.2 7.2 8.6
Net stable funding ratio (%) 136.9 134.7
123.6
9
131.8
9
114.2 108.3
114.2
9
108.7
9
136.7 125.6 210.3 179.1
Other
Joint and several liability between Credit
Suisse AG standalone and Credit Suisse
(Schweiz) AG standalone (bn)
10
0.6 0.5
1 The financial information disclosed does not represent financial statements under the respective GAAP / IFRS Accounting Standards.

2 The total operating income includes credit loss expense or release.

3 Refer
to the 31 March 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more

information.

4 Comparative information has been aligned with final audited data.

5 In the first quarter
of 2024, the liquidity coverage ratio (the LCR) of Credit Suisse AG consolidated was 263.3%, remaining above the prudential requirements communicated by FINMA.

6 In the first quarter of 2024, the LCR of Credit
Suisse AG standalone was 449.1%, remaining above the

prudential requirements communicated by FINMA.

7 In the first quarter of 2024, the

LCR of Credit Suisse (Schweiz) AG consolidated was 151.3%, remaining above the prudential requirements

communicated by FINMA.

8 In the first quarter

of 2024, the LCR

of Credit Suisse (Schweiz)

AG standalone was 149.6%, remaining

above the prudential requirements

communicated
by FINMA.

9 In accordance with Art. 17h para. 3

and 4 of the Liquidity Ordinance, Credit

Suisse AG standalone is allowed to fulfill

the minimum NSFR of 100% by

taking into consideration any excess funding

of
Credit Suisse (Schweiz) AG standalone, and Credit Suisse AG standalone has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill an NSFR of at least 100% on a

standalone basis.

10 The contingent liabilities of Credit Suisse (Schweiz) AG under this joint and several liability were fully collateralized through cash deposits from Credit Suisse
AG.

UBS Group first quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS Group first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

UBS Group first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.

UBS Group first quarter 2024 report |
Appendix

APM label
Calculation

Information content
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the first quarter of

2024 and the fourth quarter of 2023 is presented on a

consolidated basis, including for each quarter Credit Suisse data for three months, and for

the purpose
of the calculation of return measures has been annualized multiplying such by four.

Profit or loss information for the first quarter of 2023 includes pre-acquisition UBS data for three months,

and for the purpose of the
calculation of return measures has been annualized multiplying such by four .
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS Group first quarter 2024 report |
Appendix

Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended
USD m, except where indicated 31.3.24 31.12.23 31.3.23
Underlying operating profit / (loss) before tax

2,617

592

1,566
Underlying tax expense / (benefit)

732

(329)

459
NCI

9

1

8
Underlying net profit / (loss)

1,877

920

1,099
Underlying net profit / (loss), annualized

7,507

3,680

4,396
Tangible equity

77,877

78,593

50,481
Average tangible equity

78,235

77,440

50,545
CET1 capital

78,147

78,485

44,590
Average CET1 capital

78,316

77,947

45,024
Underlying return on tangible equity (%)

9.6

4.8

8.7
Underlying return on common equity tier 1 capital

9.6

4.7

9.8

UBS Group first quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group first quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group first quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS Group first quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including in

ways that

cannot be

anticipated. UBS’s

acquisition of

the Credit

Suisse Group

has materially

changed our

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to manage

its levels of risk-weighted

assets (RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as

the amount of capital available for return
to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in
UBS’s policies

and practices;

(xiv) UBS’s ability

to retain

and attract

the employees

necessary to

generate revenues

and to

manage, support

and control

its
businesses, which may be

affected by competitive factors;

(xv) changes in accounting

or tax standards or

policies, and determinations

or interpretations affecting
the

recognition

of

gain

or

loss,

the

valuation

of

goodwill,

the

recognition

of

deferred

tax

assets

and

other matters;

(xvi) UBS’s ability

to

implement new
technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service
providers, some of which may not be

regulated to the same extent; (xvii) limitations on the

effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling,

and of financial models

generally; (xviii) the occurrence of

operational failures, such as

fraud, misconduct, unauthorized
trading, financial crime, cyberattacks,

data leakage and systems failures,

the risk of which is increased

with cyberattack threats from both

nation states and non-
nation-state actors targeting

financial institutions; (xix) restrictions

on the ability of UBS

Group AG and UBS AG

to make payments or

distributions, including due
to restrictions on the ability of

its subsidiaries to make loans or distributions, directly

or indirectly,

or, in

the case of financial difficulties, due to

the exercise by
FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on our

reputation and the

additional consequences that this

may have on

our business and

performance. The sequence in

which the factors

above are
presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences.

Our business and financial performance could be
affected by other factors identified in our past and

future filings and reports, including those filed with the

US Securities and Exchange Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376, 333-272539

and 333-272452),

and on

Form S-8

(Registration Numbers

333-
200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255; 333-228653; 333-230312;

333-249143
and 333-272975), and

into each

prospectus outstanding under

any of the

foregoing registration statements, (2)

any
outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

and

Credit

Suisse

AG

that
incorporates by reference any Forms 6-K of UBS AG

and Credit Suisse AG (respectively) that are incorporated

into
its registration

statements filed

with the

SEC, and

(3) the

base prospectus

of Corporate

Asset Backed

Corporation
(“CABCO”) dated June 23,

2004 (Registration Number 333-111572), the Form 8-K

of CABCO filed and dated

June
23, 2004 (SEC

File Number 001-13444), and

the Prospectus Supplements relating to

the CABCO Series 2004-101
Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Credit Suisse AG
By:

/s/

Ulrich Körner

______________
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

May 7, 2024